
03029619

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seiko Epson Corporation

*CURRENT ADDRESS 3-5, Owa 3-Chome
Suwa-shi, Nagano-Ken
392-8502 JAPAN


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34746 FISCAL YEAR 3/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 8/27/03

82-34746

ANNEX B

INFORMATION FILED OR DISTRIBUTED SINCE APRIL 1, 2002

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 8 to 10 below are included in EXHIBIT A, and summary English translations of the documents listed from 1 to 7 below are included in EXHIBIT B, hereto)

1. Business Report for the accounting year ended March 31, 2002 (summary English translation attached)

2. Business Report for the accounting half-year ended September 31, 2002 (summary English translation attached)

3. Notice of convocation of General Meeting of Shareholders dated June 3, 2002 (together with Annual Business Report) (summary English translation attached)

4. Notice of Resolutions of General Meeting of Shareholders dated June 26, 2002 (summary English translation attached)

5. Press Release (Japanese language only) titled "Seiko Epson to restructure its semiconductor business" dated May 31, 2002

6. Press Release (Japanese language only) titled "Issuance of New Shares and Secondary Offering of Existing Shares" dated May 6, 2003

7. Press Release (Japanese language only) titled "Determination of Issue Price of the New Shares and Provisional Conditions for Book-building Procedure" dated May 6, 2003

8. Statutory Public Notice dated in connection with financial statements for the fiscal year ended in March 31, 2002 summary form

9. Securities Registration Statement dated May 20, 2003 in connection with the initial public offering of the Shares in Japan and the amendments thereto

10. Extraordinary Report dated May 20, 2003 in connection with the private placement of the Shares in foreign countries and the amendments thereto

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C, hereto)

Press Releases

	Date	Title
1.	2002/5/22	Seiko Epson Results for Fiscal Year Ended March 31, 2002
2.	2002/5/22	Seiko Epson Corporation Announces Executive Personnel Changes
3.	2002/9/18	Seiko Epson and Noritsu Koki to Collaborate on the Development and Manufacture of Inkjet-Based Dry Minilabs
4.	2002/11/14	Seiko Epson FY2002 First-Half Results
5.	2002/11/28	Seiko Epson Corporation and Beijing San Huan New Materials High-tech Inc. Announce Tie-Up
6.	2003/3/19	Seiko Epson Corp. Announces Executive Personnel Changes
7.	2003/4/30	Epson Announces Earnings for Fiscal 2002
8.	2003/4/30	Seiko Epson Corp. Announces Executive Personnel Changes

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Statutory Public Notice dated in connection with financial statements for the fiscal year ended in March 31, 2002 summary form

   Statutory Public Notice stating the results for the relevant fiscal year published in Nihon Keizai Shimbun.

2. Securities Registration Statement dated May 20, 2003 in connection with the initial public offering of the Shares in Japan and the amendments thereto

   The securities registration statement containing information concerning the terms and conditions of the offerings of the Shares in Japan, information pertaining to the business, financial conditions and operating results and financial statements of the Company and its consolidated subsidiaries for each of the two years ended March 31, 2003 and for six months ended September 31, 2002 as well as a three-year financial summary of the Company.

3. Extraordinary Report dated May 20, 2003 in connection with the private placement of the Shares in foreign countries and the amendments thereto

   The extraordinary report containing information concerning the terms and conditions of the International Offering of the Shares outside Japan.

2. Business Report for the accounting half-year ended September 31, 2002

[Summary Translation]

INTERIM CONSOLIDATED BUSINESS REPORT
[From April 1, 2002 to September 30, 2002]

Table of Contents

CONSOLIDATED BUSINESS RESULTS

[100 million yen]

	September, 2001	September, 2002	Change from the previous term	March, 2002
Net sales	6,228	6,019	(3.3)%	12,741
Ordinary Income	117	82	(29.7)%	192
Current net income (loss)	14	21	41.0%	(184)

Total assets	12,766	12,390	(2.9)%	12,416
Net assets	2,861	2,720	(4.9)%	2,803
Statistics per share (yen):				
Current net income (loss)	9.83	13.86	41.0%	(121.37)
Net assets	1,884.08	1,791.30	(4.9)%	1,846.05
Total Outstanding Shares (share)	151,864,592	151,864,592	---	151,864,592

CONSOLIDATED SEGMENT SALES

[100 million yen]

	September, 2001		September, 2002		March, 2002	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Information-related equipment	**4,078**		**4,123**		**9,022**	
External sales	4,061	65.2%	4,098	68.1%	8,990	70.5%
Internal sales between the segments	17		24		32	
Electronic devices	**1,822**		**1,628**		**3,120**	
External sales	1,721	27.6%	1,493	24.8%	2,926	23.0%
Internal sales between the segments	101		134		194	
Precision products	**417**		**413**		**781**	
External sales	407	6.6%	401	6.7%	763	6.0%
Internal sales between the segments	10		11		18	
Other	**163**		**112**		**258**	
External sales	37	0.6%	26	0.4%	60	0.5%
Internal sales between the segments	126		86		197	
Eliminations or corporate	**(255)**		**(258)**		**(442)**	
TOTAL	**6,228**		**6,019**		**12,741**	

INTERIM CONSOLIDATED BALANCE SHEET

(As of September 30, 2002)

(100 million yen)

ASSETS		LIABILITIES	
Current Assets	**6,528**	**Current Liabilities**	**5,316**
Cash and deposits	1,780	Notes payable and accounts payable	1,211
Notes receivable and accounts receivable	2,156	Short-term loans	1,937
Inventory assets	1,849	Current maturities of long-term loans	596
Other current assets	785		
Allowance for doubtful accounts	(44)	Arrearages	589
Fixed Assets;	**5,862**	Other current liabilities	981
Fixed assets, tangible	4,665	**Long-term Liabilities**	**4,332**
Buildings and structures	3,781	Long-term loans	3,944
Machinery, equipment, and transportation equipment	4,645	Other long-term liabilities	388
Furniture and fixtures	1,732	**Total Liabilities**	**9,649**
Land	547	**MINORITY SHAREHOLDERS' EQUITY**	
Other tangible assets	113	**Minority Shareholders' Equity**	**20**
Accumulated depreciation	(6,155)	**SHAREHOLDERS' EQUITY**	
Fixed assets, intangible	290	**Shareholders' Equity**	**125**
Investments and other assets	906	**Additional Capital**	**102**
Investment securities	272	**Accumulated Earnings**	**2,555**
Other investments and assets	645	**Other Variance of the Estimate of Securities**	**(0)**
Allowance for doubtful accounts	(11)	**Cumulative Translation Adjustment**	**(62)**
		Common Stock for Treasury	**(0)**
		Total Shareholders' Equity	**2,720**
TOTAL ASSETS	**12,390**	**TOTAL LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY**	**12,390**

Interim Consolidated Profit and Loss Statement (From April 1, 2002 to September 30, 2002)	[100 million yen]
Net Sales	6,019
Cost of Goods Sold	4,457
Gross Profit Margin	1,562
Selling and Administrative Expenses	1,439
Operating Profit	122
Non-operating Profit	35
Non-operating Expenses	76
Ordinary Income	82
Extraordinary Profit	9
Extraordinary Loss	24
Interim Net Profit Before Tax Adjustments	67
Corporate Tax, Local Tax and Business Tax	69
Adjustments of Corporation Tax and Other Taxes	(24)
Minority Shareholder Interest	2
Interim Net Profit	21

(Note) Fractions less than one million yen in the above table are rounded off.

INTERIM BALANCE SHEET

(As of September 30, 2002)

[100 million yen]

ASSETS		LIABILITIES	
Current Assets	**4,818**	**Current Liabilities**	**4,376**
Cash and deposits	1,230	Notes payable	171
Notes receivable	5	Accounts payable	1,387
Accounts receivable	1,794	Short-term loans	1,352
Inventory assets	831	Current maturities of long-term loans	572
Other current assets	966		
Allowance for doubtful accounts	(10)	Arrearages	524
Fixed Assets	**5,981**	Other current liabilities	368
Fixed assets, tangible	3,739	**Long-term Liabilities**	**4,139**
Buildings	3,101	Long-term loans	3,843
Machinery and equipment	3,542	Other long-term liabilities	296
Furniture and fixtures	1,061	**Total Liabilities**	**8,516**
Land	527	SHAREHOLDERS' EQUITY	
Other tangible assets	279	**Shareholders' Equity**	**125**
Accumulated depreciation	(4,773)	**Additional Capital**	**102**
Fixed assets, intangible	172	Additional paid-in capital	102
Investments and other assets	2,068	**Accumulated Earnings**	**2,056**
Investment securities	157	Earned surplus reserve	31
Investments in affiliate	1,245	Voluntary reserve	2,018
Other investments and assets	665	Interim unappropriated earnings	6
Allowance for doubtful accounts	(0)	**Other Variance of the Estimate of Securities**	**(0)**
		Common Stock for Treasury	**(0)**
		Total Shareholders' Equity	**2,283**
TOTAL ASSETS	**10,800**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**10,800**

Interim Profit and Loss Statement (From April 1, 2002 to September 30, 2002)	[100 million yen]
Net Sales	4,738
Cost of Goods Sold	4,187
Net Profit on Sales	550
Selling and Administrative Expenses	576
Operating Loss	25
Non-operating Profit	51
Non-operating Expenses	55
Ordinary Loss	29
Extraordinary Profit	2
Extraordinary Loss	21
Interim Net Loss Before Tax	48
Corporate Tax, Local Tax and Business Tax	7
Adjustments of Corporation Tax and Other Taxes	(33)
Interim Net Loss	22
Retained Earnings Carried Forward	28
Unappropriated Interim Profit	6

(Note) Fractions less than one million yen in the above table are rounded off.

3. Notice of convocation of General Meeting of Shareholders dated June 3, 2002 (together with Annual Business Report)

[Summary Translation]
June 3, 2002

To our Shareholders:

NOTICE OF CONVOCATION OF
THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 60th Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company"), which will be held as follows.

Particulars

3. Agenda:

Matters to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 60th term (April 1, 2001 to March 31, 2002)

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 60th term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company Details of the proposals described above are as stated in the pages 30 to 35 of the attached "Reference Materials Concerning the Solicitation of the Exercise by Proxy of Voting Rights".
Third Item of Business:	Appointment of twenty-five (25) Directors
Fourth Item of Business:	Appointment of one (1) Statutory Auditor
Fifth Item of Business:	Payment of Retirement Bonuses to Retired Directors and Retired Statutory Auditors for their services

\- End -

SEGMENT SALES

[100 million yen]

Segment	59th Term		60th Term		Compared with the previous term
	Amount	Ratio	Amount	Ratio	
Information-related equipment	6,055		6,040		
External sales	6,054	56.7%	6,036	62.7%	99.8%
Internal sales between segments	1		4		
Electronic devices	3,953		3,018		
External sales	3,674	34.4%	2,830	29.4%	76.4%
Internal sales between segments	279		187		
Precision products	756		669		
External sales	753	6.9%	653	6.8%	88.4%
Internal sales between segments	18		15		
Others	229		113		
External sales	214	2.0%	108	1.1%	49.5%
Internal sales between segments	15		5		
Less internal sales	(315)	---	(213)	---	67.7%
TOTAL	10,680	100.0%	9,629	100.0%	90.2%

4. BUSINESS RESULTS AND SUMMARY OF ASSETS

Item \ Term	57th Term (11/3)	58th Term (12/3)	59th Term (13/3)	60th Term (Current term) (14/3)
	Million yen			
Net sales	824,758	903,527	1,068,071	962,935
Ordinary Income	52,346	52,780	67,503	10,939
Net profit (loss)	27,135	12,912	28,344	(18,068)
Net profit (loss) per share	357 yen 37 sen	170 yen 06 sen	186 yen 64 sen	(118 yen 98 sen)
	Million yen			
Total assets	678,049	790,818	1,083,402	1,063,200
Net assets	198,437	226,368	254,667	233,373
Net assets per share	2,613 yen 35 sen	2,981 yen 19 sen	1,676 yen 94 sen	1,536 yen 72 sen

BALANCE SHEET
(As of March 31, 2002)

[million yen]

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Item	**Amount**	**Item**	**Amount**
Current Assets	**448,749**	**Current Liabilities**	**493,941**
Cash and deposits	79,211	Notes payable	18,504
Notes receivable	692	Accounts payable	126,474
Accounts receivable	173,831	Short-term loans	137,208
Securities	1,489	Current maturities of long-term loans	79,000
Products	29,143	Arrearages	86,833
Raw materials and supplies	18,982	Tax expenses payable and others	2,460
Products in progress	36,897	Accrued expenses	11,331
Short-term loans	8,399	Advance received	5,074
Accounts due	60,011	Reserve for product guarantee	26,085
Deferred tax assets	23,993	Other current liabilities	970
Other current assets	16,273	**Long-term Liabilities**	**335,885**
Allowance for doubtful accounts	(177)	Long-term loans	305,500
Fixed Assets	**614,450**	Long-term arrearages	8,238
(Fixed assets, tangible)	(395,118)	Reserve for retirement benefit	18,466
Buildings	159,049	Reserve for officers' retirement reward for their services	2,224
Structures	6,929	Other Long-term liabilities	1,455
Machinery and equipment	143,697	**TOTAL LIABILITIES**	**829,827**
Transportation equipment	53	**Shareholders' Equity**	**12,531**
Furniture and fixtures	23,227	**Statutory reserve**	**13,391**
Land	52,362	Additional paid-in capital	10,258
Construction in progress	9,692	Earned surplus reserve	3,132
Other tangible assets	106	**Retained Earnings**	**206,214**
(Fixed assets, intangible)	(18,610)	Voluntary reserve	221,203
Software	14,987	Reserve for extraordinary depreciation	1,632
Other intangible assets	3,622	General reserve	219,570
(Investments)	(200,721)	Unappropriated deficit for the current year	14,989
Investment securities	24,425	(net loss for the year)	(18,068)
Stocks and investments in subsidiaries	115,717	**Variance of the estimate**	**1,236**
Long-term loans	5,602	Other variance of the estimate of securities	1,236
Capitalized software costs	33,152	**Common stock for treasury**	**(0)**
Deferred tax assets	19,115	**TOTAL SHAREHOLDERS' EQUITY**	**233,373**
Other investments, etc.	3,743		
Allowance for doubtful accounts	(1,036)	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**1,063,200**
TOTAL ASSETS	**1,063,200**		

PROFIT AND LOSS STATEMENT
(From April 1, 2001 to March 31, 2002)

[million yen]

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		
Net sales		962,935
Cost of goods sold		853,828
Selling and administrative expenses		116,097
Operating loss		**6,989**
Non-operating profit and loss		
Non-operating profit		
Interest income and dividends declared	23,198	
Rental revenue receivable	3,649	
Other non-operating profit	3,081	29,928
Non-operating expenses		
Interest expenses	3,111	
Exchange loss	4,833	
Other non-operating expenses	4,054	11,999
Ordinary Income		**10,939**
Extraordinary profit and loss		
Extraordinary profit		
Gains from return of allowance for doubtful accounts	472	
Other extraordinary profit	567	1,039
Extraordinary loss		
Provisions for product guarantee	21,797	
Loss on sales and on disposal of fixed assets	7,024	
Adjustments of transfer pricing taxation system	6,882	
Other extraordinary loss	4,876	40,581
Pretax Loss for the Term		**28,602**
Corporation tax, local tax, and business tax refunds	1,055	
Prior year's corporation tax, local tax, and business tax refunds	2,210	
Prior year's corporation tax, local tax, and business tax	832	
Corporation tax and other tax adjustments	(8,101)	(10,534)
Net loss		**18,068**
Retained earnings carried forward		4,445
Interim dividend		1,366
Unappropriated deficit for the current year		**14,989**

4. Notice of Resolutions of General Meeting of Shareholders dated June 26, 2002

[Summary Translation]
June 26, 2002

To our Shareholders:

NOTICE OF RESOLUTION OF THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify you that the following was reported and resolved as described below at the 60th Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company").

Particulars

Matter to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 60th term (April 1, 2001 to March 31, 2002)

The details of the above financial statements were reported in this matter.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 60th term

This Item of Business was approved without amendment.

Second Item of Business: Partial Amendment to the Articles of Incorporation of the Company

This Item of Business was approved without amendment, and the principal contents of amendments are as set out below.

1. The "Law for Partial Amendments, etc., to the Commercial Code, etc." (Law No.79 of 2001) took effect on October 1, 2001, and in accordance with the repeal of the par-value share system and establishment of the system of share units (*tan-gen kabu*), the Company made the necessary amendments to the provisions of its Articles of Incorporation and arranged the enumeration of the related provisions accordingly.

2. The "Law for Partial Amendments to the Commercial Code, etc."

(Law No.128 of 2001) took effect on April 1, 2002, and in accordance such amendments, including (1) the option to digitize corporate documents and (2) the abolishment of the system of pre-emptive rights set forth in Article 280-19 of the Commercial Code before such amendments resulting from the establishment of a system of stock acquisition rights, the Company made the necessary amendments of the provisions of its Articles of Incorporation and arranged the enumeration of the related provisions accordingly.

3. The "Law for Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Limited Companies (*Kabushiki-kaisha*)" (Law No.149 of 2001) took effect on May 1, 2002, and in accordance with the extension of the term of Statutory Auditors, the Company executed necessary amendments of the provisions of its Articles of Incorporation and arranged for enumeration of the related supplementary provisions accordingly.

Third Item of Business: Appointment of twenty-five (25) Directors

This Item of Business was approved without amendment as twenty-two (22) persons, Messrs. Hideaki Yasukawa, Yasuo Hattori, Saburo Kusama, Yuji Yamazaki, Koukichi Kaneko, Toshio Kimura, Norio Niwa, Katsuya Iwaya, Seiji Hanaoka, Masayoshi Omae, Minoru Ozawa, Masayuki Morozumi, Yasumasa Otsuki, Nobuo Hashizume, Toshihiko Kishiro, Takeo Kagami, Akahane Masao, Torao Yajima, Hiroshi Komatsu, Kenji Kubota, Mitsuo Mimura and Noboru Hattori were reappointed as Directors and each accepted their respective positions, and three (3) persons, Messrs. Osamu Kamiwaki, Seiichi Hirano and Minoru Usui were appointed as new Directors and each accepted their respective positions.

Fourth Item of Business: Appointment of one (1) Statutory Auditor

This Item of Business was approved without amendment as one (1) person, Mr. Yoshiro Yamamoto was appointed as a new Statutory Auditor and he accepted this position. Mr. Yoshiro Yamamoto is an Outside Director as provided in Article 18(1) of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Limited Companies (*Kabushiki-kaisha*)".

Fifth Item of Business: Payment of Retirement Bonuses to Retired Directors and Retired Statutory Auditors for their services

This Item of Business was approved without amendment. The Company will pay three (3) retired Directors, Messrs. Yoshihiro Hanazato, Yoshihumi Gomi and Masayoshi Shindo, and one (1) retired Statutory Auditor, Mr. Hiroaki Eto, retirement bonuses within the limits of a reasonable amount in accordance

with the fixed standards of the Company. It was approved that the specific amount, time and method of payment will be entirely at the discretion of the Board of Directors concerning retired Directors and the Statutory Auditors concerning the retired Statutory Auditor.

- End -

5. Press Release (Japanese language only) titled "Seiko Epson to restructure its semiconductor business" dated May 31, 2002

[Summary Translation]

May 31, 2002

Seiko Epson Reorganizes its Semiconductor Business

Seiko Epson Corporation has reviewed its semiconductor business strategy and decided to boost its profitability by further enhancing the development and practical use of micromechatronics technology, restructuring the development and manufacturing of older generation products to concentrate its resources, and aiming to wind up the operations of Epson Hatogaya Corporation in October 2002.

Section A item 6

6. Press Release (Japanese language only) titled "Issuance of New Shares and Secondary Offering of Existing Shares" dated May 6, 2003

[Summary Translation]

May 6, 2003

Dear Sirs

SEIKO EPSON CORPORATION
3-5, Owa 3-chome, Suwa City, Nagano
(Code No : 6724)
Representative: Saburo Kusama
(President and Representative Director)
Contact Person: Kenji Kubota
(Senior Director)
TEL 0266-52-3131 (Main)

Issuance of New Shares and Secondary Offering of Existing Shares

We hereby inform you that our Board of Directors decided, on May 20, 2003, the issuance of New Shares accompanied by the listing of our shares on the Tokyo Stock Exchange as follows and reported about the secondary offering of our existing shares as follows:

1. The Issuance of New Shares

(1) Class of New Shares	Shares of Common Stock
(2) The Number of New Shares	40,000,000 Shares (constituted by 23,805,500 Shares for the Japanese Offering and 16,194,500 Shares for the International Offering) However, a final breakdown of the number of new shares to be issued for each offering shall be determined on the Determination Day of issue price mentioned in (4) below in consideration of market demand within the limit of 40,000,000 as a total.
(3) Issue Price	Undetermined. (The issue price will be determined at a meeting of the Board of Directors to be held hereafter).

However, the issuance of the shares shall be cancelled in the case the Purchase Price (the purchasing price of the shares by the underwriters) is lower than the issue price.

(4) Method of Offerings

New Shares are offered in Japan and in international markets

①Japanese Offering

The Japanese Offering (hereinafter the "Japanese Offering") shall be a public offering and shares shall be purchased and underwritten by the following securities companies.

However, the number of shares to be underwritten by each Japanese Underwriter shall be determined at a meeting of the Board of Directors to be held hereafter.

Nikko Citigroup
The Nomura Securities Co., Ltd.
Morgan Stanley Japan Limited
Daiwa Securities SMBC Co., Ltd.
Mizuho Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.
Mitsubishi Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd
Okasan Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Cosmo Securities Co., Ltd.

② International Offering

The International Offering shall be an offering in international markets, principally in Europe and the U.S. (in the U.S., only a private placement to qualified institutional investors defined in Rule 144A of the U.S. Securities Act of 1933), for the purpose of which shares shall be fully and separately purchased and underwritten by International Underwriters, with Morgan Stanley & Co. International Limited and Citigroup Global Markets Limited acting as International Joint Lead Managers,.

The selection of International Underwriters other than the International Joint Lead Managers and the number of shares to be underwritten by each International Underwriter shall be

determined at a meeting of the Board of Directors to be held hereafter. In addition, the International Offering may be cancelled in consideration of market demand, etc.

The offering price for the Japanese Offering and the International Offering shall be identical. Provisional conditions of the price higher than the issue price to be determined shall be brought up at the meeting of the Board of Directors to be held hereafter. The Company and Nikko Citigroup Limited (the Global Coordinator of both the Japanese and International Offering) will determine the offering price in consideration of market demand and such provisional conditions on June 16, 2003 (hereafter "Determination Day of issue price").

(5) Underwriting Fees — Underwriting fees shall not be paid. Instead, the difference between the Offering Price and the Purchase Price shall be the clear gain for the Underwriters.

(6) Subscription Period for Japanese Offering

From: June 17, 2003 (Tuesday)
To: June 19, 2003 (Thursday)

(7) Payment Date — June 23, 2003 (Monday)

(8) Delivery Date — June 24, 2003 (Tuesday)

(9) Initial Date for Dividend Accrual — April 1, 2003 (Tuesday)

(10) Unit of Shares for Subscription — 100

(11) The issue price, the portion of the issue price which will not to be accounted to stated capital and other details of the method of offerings shall be determined at a meeting of the Board of Directors to be held hereafter. The Board of Directors authorizes the President and Representative Director of the Company to execute and deliver Underwriting Agreements and to do any other acts and things necessary for the issuance of new shares.

(12) The Japanese Offering is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan.

2. Issuance of New Shares by Way of Allotment to the Third Party

(Allotment of New Shares to the Third Party accompanied by the Offering of the Over-Allotted Shares described in "3. Secondary Offering of the Existing Shares")

(1)	Class of New Shares	Shares of Common Stock
(2)	Number of New Shares	4,500,000 Shares However, it is subject to possible change at a meeting of the Board of Directors to be held hereafter in consideration of market demand.
(3)	Issue price	Undetermined (The issue price of the over-allotted shares will be identical to that of new shares to be issued by public offering.)
(4)	Party and the number of shares to be allotted	
		Nikko Citigroup Securities Co., Ltd. 4,500,000 Shares
(5)	Payment Date	July 23, 2003 (Wednesday)
(6)	Delivery Date	July 24, 2003 (Thursday)
(7)	Initial Date for Dividend Accrual	April 1, 2003 (Tuesday)
(8)	Unit of Shares for Subscription	100

(9) The issue price and the portion of the issue price which will not be accounted to stated capital shall be determined at a meeting of the Board of Directors to be held hereafter. The Company authorizes its President and Representative Director to give a greenshoe option, execute and deliver Underwriting Agreements and do any other acts and things necessary for the issuance of the Shares.

(10) Shares which are not subscribed by the payment date shall not be issued.

(11) In the case the issuance of new shares by public offering mentioned is cancelled, the same shall be applied to this issuance of new shares by way of allotment to the third party.

3. Secondary Offering of the Existing Shares

(1) Class of the Existing Shares — Shares of Common Stock

(2) Number of Existing Shares to Be Offered

10,770,000 Shares

①Offering by the Shares Underwritten by the Underwriters

6,270,000 Shares

②Offering of the Over Allotted Shares

Up to 4,500,000Shares

(3) Offered Price — Undetermined

The offering price of the Existing Shares shall be identical to the offering price of the New Shares to be issued by public offering.

(4) Name and Number of Existing Shares of the Selling Shareholders

①Offering of the Shares Underwritten by the Underwriters

Shinji Hattori	1,700,000 Shares
Sun Kikaku Kabushiki Kaisha	1,250,000 Shares
Hideo Hattori	1,200,000 Shares
Takako Hattori	700,000 Shares
Junichi Hattori	500,000 Shares
Yugen Kaisha Kyoeikigyou	500,000 Shares
Yasuo Hattori	320,000 Shares
Kabushiki Kaisha Sunritz	100,000 Shares

②Offering of the Over-Allotted Shares

Nikko Citigroup Limited	4,500,000 Shares

Method of the Offering

① Offering of the Shares underwritten by Underwriters

The following securities companies are authorized to purchase and underwrite.

Nikko Citigroup Limited

The Nomura Securities Co., Ltd.

Morgan Stanley Japan Limited

Daiwa Securities SMBC Co., Ltd.

Mizuho Securities Co., Ltd.

Shinko Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Mitsubishi Securities Co., Ltd.

Tokai Tokyo Securities Co., Ltd
Okasan Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Cosmo Securities Co., Ltd.

②Offering of the Over-Allotted Shares

Nikko Citigroup Limited shall offer the over-allotted shares, which it lends from the Shareholder of the Company, in consideration of market demand of offering of new shares and offering of existing shares purchased and underwritten by Underwriters mentioned above.

However, in the case the offering of new shares by public offering is cancelled, the same shall apply to offerings of the existing shares.

(6) Subscription period — Subscription period shall be identical to that of offering of new shares.

(7) Date of delivery of share certificates — June 24, 2003 (Tuesday)

(8) Unit of Shares for Offering — 100

(9) The offering price and any other matters necessary in connection with the offering of existing shares will be reported at a meeting of the Board of Directors to be held hereafter.

(10) The matters above are subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan.

7. Press Release (Japanese language only) titled "Determination of Issue Price of the New Shares and Provisional Conditions for Book-building Procedure" dated May 6, 2003/06/02

[Summary Translation]

May 6, 2003

Dear Sirs

SEIKO EPSON CORPORATION
3-5, Owa 3-chome, Suwa City, Nagano
(Code No : 6724)
Representative: Saburo Kusama
(President and Representative Director)
Contact Person: Kenji Kubota
(Senior Director)
TEL 0266-52-3131 (Main)

Determination of Issue Price of the New Shares and Provisional Conditions for Book-building Procedure

We hereby inform you that the Board of Directors of the Company decided, on May 30, 2003, the undecided Issue Price and other matters of the issuance of new shares by way of public offering based on the resolution of the Board of Directors held on May 20, 2003 as follows:

1. Issue Price — JPY 1,828 per Share
(However, the issuance of the shares shall be cancelled in the case the Purchase Price is lower than the Issue Price.)
2. Portion of the issue price which will not to be accounted to stated capital
JPY 914 per share (However, in the case the Purchase Price exceeds the Issue Price, the excess shall not be accounted to stated capital)
3. Provisional Condition — From JPY 2,150 to JPY 2,450

EXHIBIT C

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B, Section B. items 1 to 8.

Section B item 1

EPSON

May 22, 2002

Seiko Epson Results for Fiscal Year Ended March 31, 2002

Seiko Epson Corporation (President: Saburo Kusama, Head Office: 3-3-5 Owa, Suwa-shi, Nagano-ken, Tel: 0266-52-3131) has released the results for its 2002 fiscal year ended March.

1. Consolidated results for the year ended March 31, 2002 (April 1, 2001 – March 31, 2002)

(1) Consolidated operating results

(Figures rounded off to the nearest 100 million yen)

	Sales		Operating Income		Ordinary Income	
	¥	%	¥	%	¥	%
2002 ended March 31	12,741	(5.0)	261	(74.8)	192	(79.0)
2001 ended March 31	13,409	+13.2	1,041	+10.3	919	+3.9

Note: The percentages in the Sales, Operating Income and Ordinary Income columns represent the increase (decrease) from the previous period.

(2) Items relating to consolidation scope and application of the equity method:

- Number of consolidated companies: 93
- Number of companies applying the equity method: 20

2. Non-consolidated Results for the Year Ending March 31, 2002 (April 1, 2001 – March 31, 2002)

(1) Non-consolidated Operating Results

(Figures rounded off to the nearest 100 million yen)

	Sales		Operating Income		Ordinary Income		Net Profit	
	¥	%	¥	%	¥	%	¥	%
2002 ended March 31	9,629	(9.8)	(69)	-	109	(83.8)	(180)	-
2001 ended March 31	10,680	+18.2	689	+22.8	675	+27.9	283	+119.5

Note: The percentages in the Sales, Operating Income, Ordinary Income, and Net Profit columns represent the increase (decrease) over the previous period.

	Net Profit Per Share

	¥
Fiscal 2002 ending March	(118.98)
Fiscal 2001 ending March	186.64

(2) Component ratio of sales by business

	Year ended March 2002	Change from Previous Period	Year ended March 2001
Information-related equipment (printers, scanners, and other peripherals; LCD projectors and other visual instruments, etc.)	62.7%	(0.3)%	56.7%
Electronic devices (semiconductors, liquid crystal displays, quartz devices)	29.4%	(23.0)%	34.4%
Precision instruments (watches and optical products, etc.)	6.8%	(11.4)%	6.9%
Other	1.1%	(49.7)%	2.0%

Note: The component ratio for each business and the percentage of increase (decrease) from the previous period were calculated on the basis of outside sales, excluding inside sales.

Discussion of Operating Results

Summary of the Period

The economies of countries around the globe dramatically decelerated during the period, with deteriorating corporate earnings and drastic cutbacks in capital expenditures accompanied by production adjustments as the global business cycle continued to skim along the bottom. The global IT recession was particularly hard hit, with the PC, mobile phone, and other IT-related industries seeing inventories swell due to an unforeseen leveling off of demand.

In Japan, personal consumption has continued to be slack as consumer confidence has waned due to the erosion of personal income and a worrisome employment picture that shows unemployment at an all-time high. On the microeconomic front, we have seen a large curtailment of production and a sharp drop in capital spending because of weakness in exports and lethargic demand. The combination has dealt a powerful blow to the earnings of companies in the semiconductor and electronic device sector.
Amid this unprecedentedly severe economic environment, Seiko Epson deployed emergency Group-wide action plans designed to improve the results and health of the company. Emergency actions included, among other things, programs to reduce fixed assets and drive down procurement costs, and a tightly focused capital spending plan.

In the information-related equipment business, the business climate turned harsh: product prices continued to fall and printer growth stalled in the primary markets of Japan, America, and Europe on lackluster PC demand. On the product development front, however, we worked to increase sales by launching compelling new products, such as inkjet printers equipped with even more advanced technology for creating photo-quality prints and high-performance liquid-crystal projectors. On the production front, we undertook a number of measures to strengthen our operations. For example, we instituted measures to reduce numbers of parts during the design phase. We also re-evaluated and optimized the allocation of global production to further increase our cost competitiveness.

In the electronic devices business, demand for products declined sharply as signs that the mobile phone market was cooling off became increasingly apparent. Although the slowdown has had a

large impact on our numbers, we carried out efforts to stem losses by slashing costs, by selectively focusing investment, and by releasing to market a succession of competitive products leveraging our "saving technologies."

Market conditions in the precision instruments business were also extremely challenging, but we have strived to run business efficiently while introducing to market new products that capitalize on our proprietary technologies.

Despite our best efforts to offset the steep drop-off in the electronic devices business with strength in other areas, results for the year were very disappointing, with sales for the consolidated accounting year ending March 31 of 1.2741 trillion yen (down 5% from the previous year), ordinary profit of 19.2 billion yen (down 79% from the previous year), and non-consolidated operating profit of ¥10.9 billion (down 83.8% from the previous year) on sales of ¥962.9 billion (down 9.8% from the previous year). The inclusion of huge extraordinary losses for things such as product warranty expenses, transfer price tax system adjustments, and stockholder reduction processing bring the final loss for the year to ¥18.0 billion, regrettably making this the first year in the company's history that we have posted a loss for the year.

Business By Segment

Information-related equipment business

The market environment for information-related equipment turned out to be extremely challenging, with PC sales failing to grow year-over-year and equipment prices declining amid fierce competition as personal consumption continued to show softness due to the global recession. Against this backdrop Seiko Epson released numerous compelling new products that offer exceptional performance for the price. The company also optimized production and logistics organizations and systems. More production operations – and even some design functions – were shifted to Asia in order to further boost cost competitiveness, and electronics manufacturing services (EMS) are being used to produce goods near the markets where they are consumed. At the same time, we implemented strong programs to cut costs from the design phase by, for example, reducing the number of parts.

Information and imaging business. The information and imaging business has also been affected by the global spending slowdown. The overall global market for printers was flat, while shipping volumes in Japan, America, and European markets fell year-over-year. Despite this challenging market environment, we strove to improve business results by implementing measures on a variety of fronts. In addition to launching new products, we became more cost competitive and we optimized the production organization. In the Japanese market, we launched new inkjet printers in time for the year-end shopping season. Featuring even more outstanding technologies for achieving photo-quality prints, these products enabled us to outshine the competition and maintain a firm grip on our position as the sales volume leader. In overseas markets, moreover, we launched a new line of pigment printers for the non-professional user. The EPSON Stylus C80 and other models in the EPSON Stylus C series are the industry's first all-color pigment printers and have earned outstanding marks for quality and functionality. We were able to sharply increase our sales share, partly thanks to the success of a sales promotion program in which they were bundled

with PCs. Also contributing to sales increases were some compelling new color laser printers and image scanners that offer high throughput and outstanding image quality at a superb cost-performance ratio. These enabled us to achieve sales growth year over year.

Visual device and device-applied instruments business. In the primary projector market, competition intensified and prices fell as the business market, where projectors are used primarily for presentations, expanded. We strived to expand sales by putting together a line of products adapted to this market trend. Particularly noteworthy were the introduction of highly compact, bright, popularly priced new presentation projectors and the release of new products for the burgeoning home market. In the monitor module segment, on the other hand, orders fell off sharply for amusement units, the main driver of growth, while the label writer segment also saw business demand flounder. Overall, sales shrank year-over-year in the visual device and device-applied instruments business.

System device business and personal computer business. Our major POS products (point-of-sale information management systems for retailers) were affected in the U.S. and Japan by the economic slowdown. In Europe, however, replacement buying for POS products was spurred by the circulation of the euro. Overall, we were able to considerably expand sales compared to the previous period. On the other hand, the personal computer business shrank from the previous period due to the effects of slower growth in the personal market and a cooling off of capital equipment investment by businesses in the face of a recession.

Electronic Devices Business

The market for electronic devices was extremely challenging. Sluggish sales in the mobile phone market and PC market, as well as an extended period of inventory adjustments, led to an unprecedentedly sharp drop in demand for these devices. Amid this severe market environment, we launched competitive new products and drove a number of tough actions to stabilize business performance. We increased the rate of local procurement overseas and implemented other thoroughgoing cost price reduction programs; we reviewed the production organization and subjected capital equipment plans to rigorous screening to maximize return on investment; and we slashed fixed expenses among other things.

Display business. Demand for mobile phones, the primary market for our displays, sharply declined as a result of flat mobile phone sales and inventory adjustments. Moreover, a number of TFT panel manufacturers entered the market, heightening the intensity of price competition. To cope with such a challenging market environment, we exerted maximum effort to strengthen the business by compressing capital spending, delaying some investment, slashing costs, and so forth. We accomplished this while bringing to market ahead of the competition new, compelling, low-power products having high display quality and compact design. We experienced growth in active-matrix MD-TFD (Mobile Digital Thin Film Diode) color liquid-crystal display modules for mobile phones, thanks in large

measure to market recognition of their overwhelming superiority in terms of power consumption. Passive-matrix color and monochrome liquid crystal modules, on the other hand, were hit hard by the depressed market. We were unable to grow sales of high-temperature polysilicon TFT liquid crystal modules for LCD projector applications due to the continued market inventory adjustments. As a result, sales for the display business as a whole fell below last year's level.

Semiconductor business. Amid the precipitous downturn in the global semiconductor market, the demand for logic chips used in products such as mobile phones – a major market for Seiko Epson – declined sharply. With demand continuing to sag, the rate of production line operation also fell steeply. Nevertheless, we released numerous attractive new products for mobile phones and other mobile information devices, as well as for PC peripherals and digital audio-visual equipment. At the same time, we continued to selectively invest in plant and equipment while thoroughly cutting expenses. In the mobile information equipment arena, we enhanced and expanded our chip product families, particularly our color LCD driver IC and high-performance LCD controller IC lines. Moreover, for PC peripheral equipment and other applications, we developed and released new interface and network-related products. Despite this, sales ended far below the level of the preceding year as the overall market slumped.

Quartz device business. Along with the evaporation of the major buyers – mobile phone and PC-related equipment makers – quartz device shipments declined, even as dropping market prices progressed. To combat this severe market environment, we implemented programs to compress expenses and strove to expand sales by releasing to market compact, high-value-added products for the mobile phone, PC equipment, and networking sectors. Nevertheless, sales ended far lower than the previous year.

Precision Instruments Business

Watch business. Demand for timepieces dropped another notch as the watch market underwent further maturation and poor business conditions persisted. Efforts to expand sales of watches by, for example, introducing new products featuring Seiko Epson's original automatic-generating system technology failed to translate into higher sales volumes. Moreover, movement (the internal "engine" in a watch) sales in Hong Kong were hampered further by the entry of low-cost Chinese makers and falling prices.

Optical products business. The market for eyeglass lenses in Japan, where most of our lenses are sold, remained flat for the year due to lower personal spending brought about by the recession. During the year, Seiko Epson focused on the high-value-added lens segment, bringing to market a series of appealing products, particularly backside progressive lenses and a double-sided aspheric lens. In the U.S. eyeglass lens market, we grew sales by enhancing our range of high-value-added, high-index lenses. Although these efforts allowed us to top last year's eyeglass lens sales figures, sales for the optical products business overall ended up flat year-over-year due to such factors as declining sales of optical devices for mobile phones.

Factory automation equipment business. Orders for our flagship IC handlers for chip inspection fell precipitously with the steep downturn in the semiconductor industry. Demand for our SCARA robots also shrank as customers curtailed spending because of the IT slump. Overall, sales ended sharply lower.

Investment in Plant and Equipment

Consolidated investment in plant and equipment for the year totaled ¥163 billion. While strictly selecting the areas in which we chose to invest and while maximizing the use of existing equipment, we did invest in new display and semiconductor production facilities to position ourselves for future growth.

About Seiko Epson

Seiko Epson is a progressive company that increases its corporate value through its innovative and creative culture. The company's main product lines comprise information-related equipment such as printers and projectors; electronic devices such as semiconductors, LCDs and crystal devices; and precision products, especially watches. A global leader in high-quality technology products that meet customer demands for increased functionality, compactness, and energy efficiency, Seiko Epson had fiscal 2000 sales of 1,341 billion yen and a workforce of 69,700 employees.

Contact: Seiko Epson Corporation, Corporate Communications Dept.

0266-58-1705 or 03-3340-2637

http://www.epson.co.jp/e/

Section B item 2

EPSON

May 22, 2002

Seiko Epson Corporation Announces Executive Personnel Changes

Seiko Epson Corporation today announced that its board of directors has made its nominations for executive appointments. The nominations will go before the company's general shareholders meeting on June 26 for official confirmation.

If confirmed, the appointments will take effect as of June 26, 2002.

Nominations for board of directors

Name	Nominated as
Osamu Kamiwaki	Director Chief Executive, Watch Operations Division
Seiichi Hirano	Director Deputy Chief Executive, Imaging and Information Products Operations Division General Manager, AM Strategy Promotion Project
Minoru Usui	Director Deputy Chief Executive, Imaging and Information Products Operations Division

Nominations for auditors

Name	Nominated as
Yoshiro Yamamoto	Auditor Special Advisor to the Mizuho Financial Group

* Director Yoshihiro Hanazato will retire from his position, and will be appointed as director ('riji').
* Director Yoshifumi Gomi has retired from his position, and has taken up a position as advisor to Nippon Precision Circuits, Inc.
* Director Masayoshi Shindo will retire from his position, and has been appointed as advisor to Epson Sales Japan Corp.
* Auditor Hiroaki Eto has retired from his position.

Seiko Epson is a progressive company that increases its corporate value through its innovative and creative culture. The company's main product lines comprise information-related equipment such as printers and projectors; electronic devices such as semiconductors, LCDs and crystal devices; and precision products, especially watches. A global leader in high-quality technology products that meet customer demands for increased functionality, compactness, and energy efficiency, Seiko Epson had fiscal 2001 sales of 1,274 billion yen and a workforce of 68,786 employees.

Contact: Seiko Epson Corporation, Corporate Communications Dept.
0266-58-1705 or 03-3340-2637
http://www.epson.co.jp/e/

Section B item 3



September 18, 2002

Seiko Epson and Noritsu Koki to Collaborate on the Development and Manufacture of Inkjet-Based Dry Minilabs

TOKYO, Japan, September 18 – Seiko Epson Corporation has reached an agreement with Noritsu Koki Co., Ltd. In the agreement, Noritsu will use Seiko Epson's Micro Piezo inkjet technology in the former's in-store photofinishing minilab systems. Beginning in early 2003, Noritsu Koki plans to begin offering dry minilabs to both new and existing customers around the globe.

With the rapid growth of digital cameras, digital photography is becoming more commonplace. Seiko Epson is expanding and stimulating this growth by developing new technologies and new products for both individuals and businesses to make digital photography more accessible and more fun.

Noritsu Koki, the first manufacturer to develop minilabs, has established itself as the global leader in photofinishing minilabs, with an approximately 50 percent share* of the world market for photofinishing minilab installations. In addition to its traditional photofinishing minilabs, Noritsu has been developing minilabs that implement new technology to support and promote digital photography. Newly established dry technology has led to convenient and compact minilabs that reduce the burden placed on the environment. Dry photo printing is an inkjet-based technology that eliminates the need for developers and other environmentally harmful chemicals that are normally used in the photofinishing process and which require special handling and disposal. Dry photo printing systems are also simpler to handle and operate.

With similar philosophies on digital photography, the two companies reached an agreement to cooperate in order to further stimulate the growth of digital photography. Under the agreement, the partners will share their technologies and know-how to develop and market dry minilabs. Seiko Epson will furnish its Micro Piezo inkjet technology, the core of a dry system. Noritsu Koki will work with Seiko Epson to develop and implement image-processing technology that will be used in these low-cost, compact, highly reliable dry minilabs. Furthermore, Noritsu Koki, recognizing the advantages of dry technology, will target not only existing photography markets but also such new outlets as stores, public facilities, and hotels, which have until now been generally unable to provide traditional photofinishing services. Noritsu anticipates worldwide sales of approximately 10,000 units over the next four years.

The first jointly developed product is expected to be launched in early 2003. Noritsu Koki plans to display a prototype product at Photokina 2002, the world's largest camera show, which opens on Sept. 25, in Cologne, Germany. The two companies plan to further deepen their ties to expand the dry minilab product line.

Seiko Epson will continue contributing to the growth of the digital photo culture by providing inkjet technology for a variety of digital printing environments, from home printing to street-corner printing services such as photofinishing shops.

* Source: Noritsu Koki

About Seiko Epson

Seiko Epson is a progressive company that increases its corporate value through its innovative and creative culture. The company's main product lines comprise information-related equipment such as printers and projectors, electronic devices including semiconductors, LCDs and crystal devices, and precision products, especially watches. Seiko Epson is a global leader in high-quality technology products that meet customer demands for increased functionality, compactness and energy efficiency with sales in fiscal 2001 of 1,274 billion yen and a workforce of 68,786 employees.

About Noritsu Koki

Noritsu Koki is the world's leading manufacturer of photofinishing equipment. The first company in the world to develop an automated film processing machine, it is pioneer of the QSS (Quick Service System) minilab, which revolutionized film processing. Committed to a policy of "Service from the customer's standpoint," the company works actively to protect the global environment and promote harmony in the community. Noritsu has employees around the world and enjoyed sales of 67 billion yen in fiscal 2001.

Contact

Corporate Communications Dept., Seiko Epson Corporation.
0266-58-1705 or 03-3340-2637
http://www.epson.co.jp/e/

Section B item 4

EPSON

November 14, 2002

Seiko Epson FY2002 First-Half Results

TOKYO, Japan, November 14- Seiko Epson Corporation has released its fiscal 2002 first-half (ending in September 2002) results.

1. First-half consolidated results for fiscal 2002 (April 1, 2002 to September 30, 2002)

a. Consolidated operating results

(Figures rounded off to the nearest 100 million yen)

	Sales Revenue		Operating Income		Ordinary Income		Net Income	
	¥	%	¥	%	¥	%	¥	%
1st Half FY2002	6,019	- 3.3	122	- 12.1	82	- 29.7	21	+ 41.0
1st Half FY2001	6,228	+ 3.2	139	- 71.3	117	- 73.6	14	- 91.6
(Ref.) 2nd Half FY2001	6,513		122		75		(199)	

The percentages in the Sales, Operating Income, Ordinary Income, and Net Income columns represent the increase (decrease) from the previous period.

b. Composition of consolidated sales

	1st Half FY2002	Change From Year-Ago Period	1st Half FY2001
Information-related equipment (printers, scanners, and other peripherals; LCD projectors and other visual instruments, etc.)	68.1%	+ 0.9%	65.2%
Electronic devices (semiconductors, liquid crystal displays, quartz crystal devices)	24.8%	- 13.2%	27.6%
Precision instruments (watches, optical products, etc.)	6.7%	- 1.6%	6.6%
Other	0.4%	- 30.0%	0.6%

Note: The percentage of total consolidated sales accounted for by each business and the percentage of increase (decrease) from the year-ago period were calculated on the basis of outside sales figures, excluding inside sales.

c. Earnings per share (consolidated)

	EPS (¥)
1st Half FY2002	13.86
1st Half FY2001	9.83

d. Items relating to consolidation scope and application of the equity method:
Number of consolidated companies: 93
Number of companies applying the equity method: 19

2. First-half non-consolidated results for fiscal 2002 (April 1, 2002 to September 30, 2002)

a. Non-consolidated operating results

(Figures rounded off to the nearest 100 million yen)

	Sales Revenue		Operating Income		Ordinary Income		Net Income	
	¥	%	¥	%	¥	%	¥	%
1st Half FY2002	4,738	- 6.0	(25)	-	(29)	-	(22)	-
1st Half FY2001	5,040	+ 2.2	77	- 79.8	81	- 79.1	28	- 83.7
(Ref.) 2nd Half FY2001	4,588		(147)		28		(209)	

The percentages in the Sales, Operating Income, Ordinary Income, and Net Income columns represent the increase (decrease) from the previous period.

3. Consolidated operating results

3.1 Business summary

The global economy during the period showed signs of a gradual recovery from the global information technology (IT) slump that began last year, but a full-blown economic recovery never materialized, and economic environment visibility remained extremely limited. In the U.S., personal spending and productivity held steady, but the economy remained mired in a slump, with a general malaise in capital spending. In the economies of Europe and Asia, the move toward a general economic upturn was moderate.

The Japanese economy bounced off bottom, with exports moving in a comparatively favorable direction, but the business climate remained imbued with a pervasive sluggishness, as unemployment remained relatively high, personal income shrank, and corporations showed less willingness to spend.

Within this economic context, the business environment for information-related equipment turned harsh, with demand for printers dipping under the weight of the sluggish PC market and prices declining further. Nevertheless, sales revenues from inkjet printers and other Epson products grew from the year-ago period, as Epson products won critical acclaim and increased market share in major global markets.

With the working off of excess mobile phone and other IT equipment inventories, demand in the electronic device business hit bottom and started heading toward recovery, but the situation remained difficult as intensifying market competition sent prices into a freefall. Against this backdrop, Epson slashed costs, curtailed and focused capital expenditures, and strived to grow sales by, for example, building out product lines in response to market needs. The result was that while first-half sales fell short of those in the year-ago period, sales grew over the second half of the previous fiscal year.

In the precision instruments business, revenue decreased in an extremely difficult market environment. However, we launched new products that capitalize on our areas of technological strengths even as we carried out initiatives to further boost business operation efficiencies.

Under pressure from the severe business climate, we drove through exhaustive measures designed to enable us to maintain profitability. Nevertheless, we were unable to make up for slow improvement in business performance, particularly in the electronic device business. We booked

first-half consolidated sales of ¥601.9 billion (down 3.3% from the year-ago period) and operating income of ¥8.2 billion (down 29.7% from the year-ago period). Net income for the first half was ¥2.1 billion (a 41.0% increase from the year-ago period).

Business visibility is expected to remain limited during the second half. Yet even in this murky environment we are committed to getting back to our roots — the Epson ideal of creativity and challenge — and to deploying measures that will bring about a quick recovery. To continue winning amid stiff competition in the marketplace, we will pioneer highly original new technologies, strive to create competitive products, and further strengthen our intellectual property. At the same time, we will execute on far-reaching plans designed to strengthen the structure and quality of the business. For example, in addition to focusing even more sharply on imperatives for reducing cost price, shrinking inventory, boosting return on investment, and slashing procurement costs, we will also make an intensive, company-wide drive to reform and streamline our business processes, increase the efficiency of business operations, accelerate the slimming of operations, and improve the quality of operations and cost structure on all fronts.

3.2 Segment-by-Segment Business Summary

a. Information-Related Equipment

Information-related equipment business. We hoped that demand for information-related equipment would bounce off bottom and head into recovery, but PC-related markets stalled amid poor economic visibility and a continuing deflationary trend, while market prices crumbled further under the weight of intense competition. This confluence of factors combined to make a very tough business environment.

Information and imaging products business. A worldwide demand for printers dropped off amid sluggish PC growth and slumping consumer sentiment. Meanwhile, the shift to low-price products accelerated. On the other hand, even amid overall printer market sluggishness, the popularization of digital photography spurred rapid growth in the European and U.S. photoprinter markets, where robust growth in sales of photoprinters such as the EPSON Stylus Photo 820 and EPSON Stylus Photo 785EPX not only contributed to higher unit sales of inkjet printers compared to the year-ago period but also a larger share of major global markets. Unit sales of scanners and laser printers also rose, while sales of consumable supplies such as ink cartridges grew steadily along with the increase in printer unit sales. In the face of further declines in printer prices, we took action on a number of fronts to improve business results. For example, we sought to enhance the strengths of our design, engineering and manufacturing functions in an effort to further enhance our ability to accommodate lower costs; we launched initiatives to cut costs from the design stage; and we expanded our consumable supplies business. These efforts enabled us to top year-ago sales revenues for the information and imaging products business as a whole.

Visual instruments business. The continued expansion of the main business presentation projector markets was accompanied by an intensification of competition and an acceleration in the shift of demand toward low-priced projectors. Against this backdrop, we strengthened and filled out our projector lineup and are creating new markets by, for example, introducing products such as the versatile ELP-30, a multipurpose projector that supports divergent applications, both for business and the home theater. At the same time, we built new sales channels and took other steps to boost selling power. Nevertheless, despite growth in unit sales, aggressive pricing actions took a heavy toll, and sale revenues in the projector segment fell below the year-ago level. As a whole, the visual instruments business, including monitors, modules, and label writer segments, ended up lower than the year-ago period.

System device business. Our bread-and-butter POS products (point-of-sale information management systems for retailers) were affected by a recoil from last year's temporary growth spurt that accompanied the switchover to the euro as the standard European currency. Nevertheless, overall demand, especially that in the United States, stayed healthy, and overall system device sales revenues were flat with the year-ago period.

Personal computer business. Amid a moribund domestic Japanese PC market, we actively launched new products in an effort to stimulate demand, but sales revenues fell short of those posted in the year-ago period.

b. Electronic Devices

In electronic device markets, mobile phone manufacturers and other IT-equipment makers finished working off inventory excesses, device market demand bottomed out, and incoming orders showed signs of recovery. However, demand for final products— mobile phones, personal computers, and so forth—failed to pick up as anticipated, and competition within the marketplace turned fierce as companies aggressively jockeyed for orders, opening the floodgates to an onrush of price slashing.

Display business. The overall pace of demand recovery was sluggish in the key mobile phone market, where next-generation mobile phones were slow to catch on, both in Japan and abroad. Compounding the problems caused by slack demand, competition for orders turned fierce, giving impetus to further price declines. To cope under such severe conditions, we put a tight cap on all capital expenditures, postponed some spending, slashed costs, and exerted maximum effort to strengthen the business structure while simultaneously continuing aggressive sales expansion activities. Nevertheless, the slowdown in the mobile phone market had a sharply negative impact on sales of passive-matrix liquid crystal display (LCD) modules. We did manage to grow sales of active-matrix TFT (thin-film diode) color LCD modules compared to the second half of last fiscal year, but sales still ended lower from the year-ago period. On a positive note, with the market showing signs of a recovery, we were able to grow sales of high-temperature polysilicon TFT LCD modules for multimedia projectors compared to the year-ago period. In the end, however, sales revenues for the display business as a whole fell short of those in the year-ago period.

Semiconductor business. Although the global semiconductor market showed signs of recovery, the trend was weak and a robust recovery of demand never materialized for logic chips from the key mobile phone market or other applications markets. Under these market conditions, the manufacturing capacity utilization rate has been gradually rising since the second half of last year, but with poor business environment visibility expected to continue into the future, we vigorously carried out business restructuring, including a realignment of our manufacturing plants. As part of the restructuring, production at Epson Hatogaya Corporation, a semiconductor manufacturing subsidiary company, was shut down in October. Meanwhile, we endeavored to further reduce costs and raise productivity while simultaneously enriching our product lineup so as to answer the increasingly sophisticated customer requirements for such products as PC peripheral equipment, mobile phones, and other mobile information devices. Nevertheless, a recovery in business results appears to be lagging, and although semiconductor sales increased compared to the second-half of last year, they decreased from the year-ago period.

Quartz device business. Once the market inventory adjustment cycle was completed, orders for quartz devices for mobile phones and so forth quickly jumped, and we were able to grow sales volumes. On the other hand, unit prices continue to decline. To combat this difficult situation, we pressed even harder to reduce costs on one end while introducing compact, high value-added, new products on the other. These efforts enabled us to beat the sales figures of the year-ago period.

c. Precision Instruments

Watch business. Faced with torpid personal spending and sluggish market growth, we increased business operations efficiencies while simultaneously working to expand sales by, for example, introducing high-value-added new products. Still, we were unable to parlay these into increases in sales volumes for either watches or watch movements (internal drive systems). As a result, sales revenues in the watch business overall fell below the level of the year-ago period.

Optical products business. As demand in the critical Japanese eyeglass lens market continues to skim across the bottom, prices for optical lenses, especially for generic single-focus lenses, are being steeply cut. Faced by slack demand and severe pricing pressure in Japan, we

have tried to expand sales around high-value-added backside progressive lenses and double-sided aspheric lenses. In the U.S. eyeglass lens market, we expanded sales with an enhanced lineup of high-value-added, high-index lenses. Overall, sales revenues from the optical products business increased from the year-ago period.

Factory automation products business. Amid a pickup in the semiconductor market, we received spot orders for IC handlers, our flagship semiconductor test robots. We also had an increase in orders for our assembly robots. As a result, overall sales of factory automation equipment increased from the year-ago period.

About Seiko Epson

Seiko Epson is a progressive company that increases its corporate value through its innovative and creative culture. The company's main product lines comprise information-related equipment such as printers and multimedia projectors, electronic devices including semiconductors, LCDs and crystal devices, and precision products, especially watches. A global leader in high-quality technology products that meet customer demands for increased functionality, compactness and energy efficiency, Seiko Epson had consolidated sales in fiscal 2001 of 1,274 billion yen and a global workforce of 68,786 employees.

Contacts

Corporate Communications Dept., Seiko Epson Corporation.
0266-58-1705 or 03-3340-2637
http://www.epson.co.jp/e/

EPSON

November 28, 2002

Seiko Epson Corporation and Beijing San Huan New Materials High-tech Inc. Announce Tie-Up

TOKYO, Japan, November 28 - Seiko Epson Corporation and Shanghai Precision & Scientific Instrument Co., Ltd. are tying up with Beijing San Huan New Materials High-tech Inc., a holding of the Chinese Academy of Science. The parties have come to terms of an agreement that calls for Beijing San Huan New Materials High-tech Inc. to take an equity stake in Shanghai Epson Magnetics Co., Ltd.

Shanghai Epson Magnetics was established in December 1995 as a joint venture between Seiko Epson and Shanghai Precision & Scientific Instrument. With plans for construction of a new factory, the company received an additional investment in February 2000 from Epson (China) Co., Ltd., Seiko Epson's regional headquarters in the China area.

Epson possesses advanced technical capabilities and boasts the world's second-largest share[1] of the market for rare-earth bonded magnets. Epson's rare-earth bonded magnets are currently manufactured entirely by Shanghai Epson Magnetics, a subsidiary of Seiko Epson.

Beijing San Huan New Materials High-tech, part of the Chinese Academy of Science business group, was established in 1985. In 1999 the company became the top publicly traded Chinese manufacturer of rare-earth sintered magnets and is the world's third-largest volume producer[2]. In 1995, Beijing San Huan New Materials High-tech also took an equity stake in Magnequench, Inc., heralding a move into the rare-earth bonded magnet raw materials business.

With the tie-up between Seiko Epson and Beijing San Huan New Materials High-tech, the manufacture of rare-earth bonded magnets currently handled by Beijing San Huan New Materials High-tech Inc. will be entirely consolidated within Shanghai Epson Magnetics.

Shanghai Epson Magnetics will leverage each company's R&D, sales, engineering, and manufacturing capabilities as it aims to become the No. 1 manufacturer of rare-earth bonded magnets and respond to customers' diversifying needs.

Shanghai Epson Magnetics ownership after the tie-up is as follows.

Stockholder	Ownership	
Epson (China) Co., Ltd.	¥320,000,000	(29.5%)
Beijing San Huan New Materials High-tech Inc.	¥310,000,000	(28.8%)
Seiko Epson Corporation	¥270,000,000	(25.0%)
Shanghai Precision & Scientific Instrument Co., Ltd.	¥180,000,000	(16.7%)
Registered capitalization total	¥1,080,000,000	(100%)

[1] Source: Seiko Epson
[2] Source: Seiko Epson

About Seike Epson

Seiko Epson is a progressive company that increases its corporate value through its innovative and creative culture. The company's main product lines comprise information-related equipment such as printers and multimedia projectors, electronic devices including semiconductors, LCDs and crystal devices, and precision products, especially watches. A global leader in high-quality technology products that meet customer demands for increased functionality, compactness and energy efficiency, Seiko Epson had consolidated sales in fiscal 2001 of 1,274 billion yen and a global workforce of 68,786 employees.

Contacts
Corporate Communications Dept., Seiko Epson Corporation.
+81-266-58-1705 or +81-3-3340-2637
E-mail: info@press.epson.co.jp
http://www.epson.co.jp/e/

News Release

March 19, 2003

Seiko Epson Corp. Announces Executive Personnel Changes

Seiko Epson Corp. announced today that its board of directors has made a recommendation for new executive appointments. The appointments will take effect on April 1, 2003.

Recommended appointments

Nominated position	Name	Current position
Executive Vice-President	Toshio Kimura	Senior Managing Director
Executive Vice-President	Norio Niwa	Senior Managing Director
Executive Vice-President	Seiji Hanaoka	Senior Managing Director
Managing Director	Masao Akahane	Director
Managing Directors	Torao Yajima	Director
Managing Directors	Kenji Kubota	Director

- Yuji Yamazaki, executive vice-president, will retire from his position on March 31, 2003.
- Kokichi Kaneko, executive vice-president, will retire from his position on March 31, 2003.
- Katsuya Iwaya, senior managing director, will retire from his position on March 31, 2003.

About Seiko Epson

Seiko Epson is a progressive company that increases its corporate value through its *innovative and creative culture.* The company's *main product lines comprise* information-related equipment such as printers and projectors, electronic devices including semiconductors, LCDs and crystal devices, and precision products, such as watches. A global leader in high-quality technology products that meet customer demands for increased functionality, compactness and energy efficiency, Seiko Epson had consolidated sales in fiscal 2001 of 1,274 billion yen and a global workforce of 68,786 employees.

Contact: Corporate Communications, Seiko Epson Corporation
+81-266-58-1705 or +81-3-3340-2637
http://www.epson.co.jp/e/

April 30, 2003

Epson Announces Earnings for Fiscal 2002

TOKYO, Japan, April 30 - Seiko Epson Corporation has reported non-consolidated and Seiko Epson Group consolidated financial results for the year ended March 31, 2003.

1. Consolidated results for the year (April 1, 2002 – March 31, 2003)

a. Consolidated operating results

(Figures rounded off to the nearest 100 million yen)

	Sales		Operating Income		Ordinary Income		Net Profit	
	¥	%	¥	%	¥	%	¥	%
Year ended March 31, 2003	13,224	3.8	493	88.4	417	116.4	125	–
Year ended March 31,2002	12,741	(5.0)	261	(74.8)	192	(79.0)	(184)	–

Note: The percentages in the Sales, Operating Income, Ordinary Income and Net Profit columns show the increase (decrease) from the year-ago period.

b. Component ratio of consolidated sales by business

	Year ended March 2003	Change from year-ago period	Year ended March 2002
Information-related equipment (printers, scanners, and other peripherals; LC projectors and other visual instruments, etc.)	68.9%	+ 1.4%	70.5%
Electronic devices (semiconductors, liquid crystal displays, quartz devices)	24.9%	+12.2%	23.0%
Precision instruments (watches and optical products, etc.)	5.8%	+1.0%	6.0%
Other	0.4%	(11.6)%	0.5%

Note: The component ratio for each business and the percentage of increase (decrease) from the year-ago period were calculated on the basis of outside sales, excluding inside sales between business units.

c. Consolidated earnings per share

	Earnings per share
	¥
Year ended March 31, 2003	81.08
Year ended March 31, 2002	(121.37)

d. Items relating to consolidation scope and application of the equity method:

- Number of consolidated companies: 92
- Number of companies applying the equity method: 19

2. Non-consolidated results for the year (April 1, 2002 – March 31, 2003)

a. Non-consolidated operating results

(Figures rounded off to the nearest 100 million yen)

	Sales		Operating Income		Ordinary Income		Net Profit	
	¥	%	¥	%	¥	%	¥	%
Year ended March 31, 2003	10,141	5.3	83	–	112	3.1	11	–
Year ended March 31, 2002	9,629	(9.8)	(69)	–	109	(83.8)	(180)	–

Note: The percentages in the Sales, Operating Income, Ordinary Income and Net Profit columns show the increase (decrease) from the year-ago period.

3. Discussion of consolidated operating results

3-1 Summary of the period

Although the ongoing IT (information technology) recession hit bottom early in the year and the economy began easing back into a recovery mode, a full-blown recovery never materialized, as stock prices slumped, personal spending sputtered, and business confidence failed to improve. Toward the end of the period, consumer confidence withered under the glare of mounting international political tensions and an uncertain employment picture, and overall global economic visibility worsened. In Japan, the economic environment remained harsh and afforded no forward visibility on the direction of an economic recovery. The pace of exports, the major driver of the Japanese economy, began to decelerate last autumn, while stock prices fell still lower and the personal spending slump continued.

Epson saw sluggish growth in its main business, information-related equipment. With flagging personal spending weighing on PC demand, the major printer markets of Japan, North America, and Europe struggled to grow even as product prices slipped further. The markets for electronic devices, on the other hand, showed signs of recovery, with demand climbing as the inventory adjustment cycle for such products as mobile phones drew to a close at the beginning of the year. Even so, conditions remained harsh, as fierce competition sent prices into a tailspin. The personal spending deep-freeze also made for a lackluster year on the whole for precision instruments.

Within this harsh market environment, Epson worked to expand sales by introducing products that offer high added value and that meet market needs. In the printer market, sales of photo printers and consumable supplies escalated, with the spread of digital cameras driving growth in the photo printing segment. In the electronic devices market, Epson introduced products that effectively play to the organization's strength in "saving technology," and rolled out sales promotions. On another front, the company drove through tough measures designed to shore up its balance sheet, to achieve an early turnaround, and to boost its earnings potential going forward. In addition to promoting an all-out, company-wide program to reform operations, Epson drove forward a number of programs designed to reduce cost price, reduce inventories, focus capital expenditures and increase investment efficiency. In the area of retirement benefit expenses, the company received approval to return the substituted portion of the employee pension fund, diminish exposure to risk from changes in the economic environment. At the same time, it pushed through a restructuring plan focusing on the

semiconductor business, claimed a one-time write-off of technology licensing fees, and realigned production.

As a result of the foregoing circumstances and actions, Epson posted higher consolidated profit on higher earnings for the period. Ordinary income came in at ¥41.7 billion (up 116.4% year-on-year) on sales of ¥1.3224 trillion (up 3.8% year-on-year). Also, while the company posted an extraordinary gain from the return of the substituted portion of the employee pension fund, it also posted an extraordinary loss for operation restructuring charges. In the end, consolidated net profit reached ¥12.5 billion for the period (against a loss of ¥18.4 billion in the year-ago period).

The short-term outlook is for more of the same. As uncertainty about the direction of the global economy mounts and as hopes for an economic recovery fade, spending is expected to flounder and the deflationary trend is expected to continue. Moreover, while there is no sign of a quick pickup in the overall condition of Epson's major markets, there is every reason to expect competition with rivals to further intensify. Although the current challenging business environment will continue, the growth of broadband communications and digital broadcasts is driving the expansion of digital content, bringing with it color and high image quality. These, in turn, are expanding the scope of business opportunities.
Eyeing the capture of these major business opportunities, Epson has set forth a strategy of pursuing digital image innovation and "the convergence of imaging domains" over the medium to long term. Under this basic strategy the company will concentrate its management resources primarily on the imaging fields of printers, projectors and displays. By combining its strengths in finished products and devices, Epson is positioning itself to continue creating advanced imaging solutions. Epson is helping to bring color to people's lives and to the way they communicate, while striving to achieve further rapid advances in global markets.
On the other hand, Epson is taking a multifaceted approach to building a corporate structure capable of generating steady profit regardless of market conditions. Epson is releasing timely, compelling products that have a high value add. An outstanding example of one such product is an all-color pigment ink printer, models of which are enjoying a very favorable market reception. Costs are being controlled by numerous programs and projects. Among them are an ongoing operational reform program and a procurement reform project, both of which are bearing fruit. Programs focused on important themes such as cost planning, cost reductions, inventory reductions, and higher investment efficiency are also to be further accelerated going forward.
Epson is also addressing such important management themes as corporate ethics, risk management, customer satisfaction, quality improvement, and environmental issues. Fiscal 2003 is also shaping up to be a challenging year for business, but we will get back to our "creativity and challenge" roots, bind together the collective strengths of the entire Group, and aim to further grow corporate value.

3-2 Business by segment

The following is a segment-by-segment summary of consolidated business results. Japanese product names are used in this report.

a. Information-related equipment business

Despite a very challenging market overall for information-related equipment, the company saw sales grow year on year for the information-related equipment business segment as a whole, as both the information and imaging products business and the visual instruments business posted increased revenue.

Information and imaging products business. The global markets for Epson's flagship inkjet printers saw sluggish growth and a stepping up of the shift toward low-price products as competitors' rolled out price offensives. On the other hand, sales of photo printers in Europe and the United States surged as the popularization of digital cameras drove demand for photograph printing. Meanwhile, the promise of convenience and a sense of value helped lift the sales trajectory of Epson's "all-in-one" combination scanner / printer / copier products. Against this market backdrop, Epson focused particularly sharply on sales of photo printers, an Epson specialty. The company significantly increased photo printer unit sales in Europe and America, and it also gained ground in honing its cost competitiveness through strict cost-saving measures. Epson released and is seeing strong unit sales growth of a number of new combination inkjet printers in Japan and overseas, including the CC-600PX an "all-in-one" product whose all-color pigment inks enable bold and clear prints on plain paper, not to mention outstanding water-resistance and lightfastness. In addition, ink cartridges and other consumable supplies are also showing strong demand as unit sales of photo and other printers increase. In the overall inkjet business, these factors combined to enable Epson to make up for the effects of market price erosion and grow sales year-on-year. Epson significantly increased its share of the European inkjet printer market. It was also able to grow its share of the overall world market year-on-year. Epson also succeeded in growing unit sales in its other major product segments: laser printers and scanners. Epson's laser printer products were favorably received, particularly the new AcuLaser C900 color laser printer. Likewise, the company's scanners, notably the new GT-9800F, which supports scanning of photos at high resolution, have earned high marks. Combined, these results made for year-on-year sales growth in the information and imaging products business as a whole.

Visual instruments business. Epson experienced year-on-year growth in the visual instruments business as a whole. Of the two major projector market segments, the business market for presentation applications is continuing to grow while the home market is gradually ramping up. The market as a whole, however, is rapidly shifting toward low-priced products, and both segments are characterized by growth in compact products in the popularly priced category. To accommodate the falling prices and a diversification of applications, Epson shifted production overseas and focused on other cost-cutting activities. At the same time, the company took steps to enhance the projector lineup and prepare new sales channels. For the key business applications market, Epson launched a number of new projectors, including the lightweight ELP-730, a high-brightness three-panel liquid-crystal projector that Epson believes is the lightest (at 1.9 kg) projector of its kind in the world. The company also worked to create new markets, releasing the ELP-30, a multipurpose projector that responds to a variety of needs, including home theater applications. Accordingly, unit sales in the projector segment increased sharply, giving Epson, according to Pacific Media Associates, the top share of the global market and enabling it to beat the year-ago sales figure. Sales in the monitor module and label writer categories also grew on the

whole from the year-ago period despite the challenging market environment.

System device business. Although the lackluster global economy forced customers to continue their belt-tightening, Epson aggressively pursued new customers for its bread-and-butter POS products (point-of-sale information management systems for retailers), launching high-value-added products and proposing new applications to stimulate demand. Although the US market stayed relatively strong and sales grew, sales in Europe were slack due to a recoil from last year's spike in demand triggered by the circulation of the Euro. As a result, sales in the system device business overall fell from the year-ago period.

Personal computer business. Faced with a shrinking domestic Japanese PC market, the company focused on measures to improve customer satisfaction. It also actively launched new products with outstanding cost performance and implemented sales promotion programs. Nevertheless, sales ended lower year on year.

b. Electronic Devices Business

Electronic device related markets began registering tones of gradual recovery at the beginning of the year, but the company was forced to engage in fierce competition in a hotly contested marketplace. Nevertheless, the display business, semiconductor business and quartz device business all managed to improve on sales from the year-ago period.

Display business. Sales for the display business overall rose versus the year-ago period. Epson's primary display market, that for mobile phones, got on track to recovery as inventory adjustments by handset manufacturers wound down at the beginning of the year. Nevertheless, overall demand failed to rise as much as expected, and the battle for orders became increasingly pitched, adding further momentum to the downward spiral of prices. On the other hand, in Europe and other overseas markets where color handsets were slow to catch on, considerably steam has gathered behind the move toward color screens, especially high cost-performance passive-matrix color LCDs. Epson actively worked to serve this demand and to capture more orders for its passive color STN LCD modules. To come out on top in the competition with rivals, Epson drove through programs to achieve sweeping cost reductions and production efficiencies. It also rolled out sales promotions to key customers and key regions. These changes caused sales of black-and-white LCD modules in the passive category to wane, while sales of color STN LCD modules grew steadily. Meanwhile, sales of active-matrix color TFD liquid crystal display modules also grew. Epson was thus able to book combined sales of active and passive LCD modules that exceeded the year-ago result.
In the area of high-temperature polysilicon TFT liquid-crystal modules for projectors, Epson managed to top year-ago sales results amid growing demand and falling prices in the projector market, by launching timely new products and by cutting costs.

Semiconductor business. As the global semiconductor market began showing signs of a recovery, Epson saw a gradual rise in the demand for logic chips for such major applications as mobile phones, yet a pervasive sense of uncertainty about the future made for a recovery lacking conviction. Within this market context, fabrication

facility operating rate began gradually rising at the beginning of the year, but in order to quickly achieve a business structure capable of generating profit, Epson took steps to restructure its semiconductor operations, including shutting down production at Epson Hatogaya Corp. The company also drove programs to further cut costs, improve throughput, and focus and raise the efficiency of capital spending. Meanwhile, Epson strived to upgrade and expand its product lines, introducing to market new products that give full play to Epson's strengths. For handsets and other mobile information gear, Epson has expanded sales of its line of display system chips such as color LCD drivers, LCD controllers with built-in graphics processing, and VSRAM (virtual static RAM). The company also unveiled new interface and network products for use in PC peripheral equipment as so forth. The combination of effective programs and products conspired to enable the company to grow sales beyond the year-ago level.

c. Precision Instruments Business

Quartz device business. Although orders for quartz devices for handsets and other equipment surged, harsh market conditions persisted, with the freefall in prices that began last year continuing unabated. Against this backdrop, Epson introduced compact, energy saving, high-value-added products that dovetailed with customer needs while also striving to shrink manufacturing lead-times and curtail costs. As a result, overall quartz device sales grew versus the year-ago period, with sales growth seen in tuning-fork-type crystal resonators, real-time clock modules, and SAW resonators for keyless entry applications in the automotive industry.

Watch business. As personal spending in Japan and overseas stagnated and markets sputtered, Epson worked to raise operational efficiency, cut costs, and improve production efficiency, as well as to promote sales of high-value-added products via a brand strategy. The company met with some success in shifting toward high-value-added products, but sales of branded products overall were unable to overcome the chill in personal spending and ended up lower than in the previous period. On the other hand, whereas movement (mechanisms that impart motion) sales exhibited a solidly favorable trend, sales in the watch business as a whole shrank year-on-year.

Optical products business. Sales of optical products overall contracted compared to the year-ago period. Market demand for eyeglass lenses in Japan, where most of the company's lenses are sold, fell sharply as personal spending floundered under the weight of the slow economy and the slippage of market prices, particularly for single-focus lenses, gained additional momentum. Against this backdrop, Epson worked to bolster sales by, among other things, releasing new products in the high-value-added backside progressive lens and two-sided aspheric single-vision lens segments. Nevertheless, sales fell short of the year-ago period, with no sign of a market recovery in sight. On the other hand, although sales in the US optical lens market, particularly for high-index lenses, were strong in the first half, they fell off sharply as the US economy stalled.

Factory automation equipment business. As conditions in the semiconductor market began to pick up, orders for IC handlers for chip test applications increased while sales of assembly robots stayed relatively strong, enabling sales growth on a year-on-

year basis.

3-3 Capital spending

Spending on plant and equipment during the period totaled ¥74 billion.
Faced with an inclement business climate, Epson carefully selected its investment themes and maximized the usage efficiency of its existing facilities in order to improve cash flow. On the other hand, the company concentrated its management resources on critical strategic areas and spent to nurture nascent businesses to position itself for future growth.

April 30, 2003

Seiko Epson Corp. Announces Executive Personnel Changes

Seiko Epson Corp., at its board meeting of April 30, 2003, has adopted a resolution to nominate the following executives as members of the board and as the corporate auditor. The members of the board and the corporate auditor will be duly appointed upon the ratification of the General Shareholders Meeting of Seiko Epson Corp. to be held on June 27, 2003.

Nominees for membership of the board

- Kenji Uchida, chief executive of the Visual Instruments Operations Division
- Noriyuki Hama, deputy general administrative manager of the Management Control Office
- Shuji Aruga, chief executive of the Display Operations Division

Nominee for corporate auditor

- Masayoshi Omae, managing director

➢ Mitsuo Mimura, director, is expected to be appointed as director ("riji") and as president of Tohoku Epson Corp.

➢ Noboru Hattori, director and advisor, will retire and is expected to be appointed as an advisor.

➢ Masanori Kawai, fulltime corporate auditor, will retire due to the expiration of his term.

This preliminary offering memorandum is not complete. Epson may complete or amend this preliminary offering memorandum without notice. Epson will not sell, nor will it accept offers to buy, the shares prior to sending the offering memorandum in final form. This preliminary offering memorandum is not an offer to sell, nor is it seeking an offer to buy, the shares in any jurisdiction where the offer or sale is not permitted.

STRICTLY CONFIDENTIAL

OFFERING MEMORANDUM (Subject to Completion. Dated May 20, 2003.)

46,270,000 Shares

EPSON

SEIKO EPSON CORPORATION

COMMON STOCK

46,270,000 shares of common stock of Seiko Epson Corporation are being offered, including 40,000,000 new shares being issued by Epson and 6,270,000 existing shares being offered by the selling shareholders named in this offering memorandum. Out of the offered shares, • new shares are being offered outside Japan in an international offering by the international managers named in this offering memorandum. Concurrently, • shares, consisting of • new shares and 6,270,000 existing shares, are being offered in Japan in a Japanese offering by Japanese underwriters lead-managed by Nikko Citigroup Limited, which is also acting as global coordinator of the offerings.

In addition to those offerings, Nikko Citigroup Limited is offering to the public in Japan up to 4,500,000 existing shares in order to provide for an over-allotment and to create a short position in the shares of common stock. In connection with the offering of the over-allotted shares, Epson has granted to Nikko Citigroup Limited an option, exercisable until July 18, 2003, to purchase up to an aggregate of 4,500,000 new shares of common stock solely to cover any short position in the shares of common stock created by the offering of the over-allotted shares. During the period beginning on the closing date of the international offering and ending on July 18, 2003, Nikko Citigroup Limited may purchase shares of common stock on the Tokyo Stock Exchange in lieu of exercising the option described above in whole or in part. All such transactions shall be conducted at the sole discretion of Nikko Citigroup Limited in its capacities as the Japanese lead underwriter and global coordinator. See "Purchase and Sale".

THE INTERNATIONAL SHARES ARE BEING OFFERED (I) BY THE INTERNATIONAL MANAGERS TO NON-U.S. PERSONS IN OFFSHORE TRANSACTIONS OUTSIDE THE UNITED STATES IN RELIANCE ON REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND (II) BY U.S. BROKER-DEALER AFFILIATES OF THE INTERNATIONAL MANAGERS IN THE UNITED STATES TO INSTITUTIONS THAT ARE "QUALIFIED INSTITUTIONAL BUYERS" ("QIBs") AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT. THE INTERNATIONAL SHARES MAY BE RESOLD OR TRANSFERRED ONLY IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN "TRANSFER RESTRICTIONS".

THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO EXCEPTIONS REFERRED TO IN THIS OFFERING MEMORANDUM, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S).

The shares of Epson are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of all the existing shares and new shares, including the shares being offered by this offering memorandum, on the Tokyo Stock Exchange. It is expected that admission for listing of the shares on the Tokyo Stock Exchange will become effective and that trading will commence on or about June 24, 2003.

Investing in the shares involves risks. See "Investment Considerations" beginning on page 12.

OFFER PRICE ¥ • PER SHARE

The international shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any such order in whole or in part. It is expected that payment for the international shares will be made in yen for value, and delivery of the international shares will be made through the facilities of Japan Securities Depository Center, Inc. in Tokyo, on or about June 24, 2003.

Global Coordinator

NIKKO CITIGROUP

Joint International Bookrunners

MORGAN STANLEY | *NIKKO CITIGROUP*

International Managers

DEUTSCHE BANK | *NOMURA INTERNATIONAL*

HSBC | *MIZUHO INTERNATIONAL PLC*

Issued June • , 2003.

Principal Products


CoLoR
EPSON

INFORMATION-RELATED EQUIPMENT



Photo-quality color inkjet printer
(EPSON Stylus Photo 950)



Photo-quality color inkjet printer with
memory card slot (EPSON Stylus Photo 935)



Pigment-based ink capable color inkjet printer
(EPSON Stylus C82)



Multi-function printer (EPSON Stylus CX5200)



Color laser printer (Aculaser C1900)



Large-format color inkjet printer
(EPSON Stylus Pro10600)



LCD projector for the home market
(PowerLite TW100 in North America and
EMP-TW100 in other areas)



LCD projector for business presentations
(PowerLite 8300 in North America and
EMP-8300 in other areas)



POS system-related product
(POS Terminal IR-320 Series)

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this offering memorandum in connection with the offering covered by this offering memorandum. If given or made, the information or representations must not be relied upon as having been authorized by Epson, the selling shareholders or the international managers. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any international shares to any person in any circumstances or in any jurisdiction in which it is unlawful to make such an offer, solicitation or sale. Neither the delivery of this offering memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts described in this offering memorandum or in Epson's affairs since the date of this offering memorandum.

Epson is furnishing this offering memorandum in connection with an offering not registered under the Securities Act solely for the purpose of enabling prospective investors to consider the purchase of international shares. The information contained in this offering memorandum has been provided by Epson and other sources identified in this offering memorandum. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information contained in it for any purpose other than considering an investment in the international shares offered hereby is prohibited. Each offeree of the international shares, by accepting delivery of this offering memorandum, agrees to the foregoing. Notwithstanding anything in this offering memorandum to the contrary, Epson and each prospective investor (and any employee, representative or other agent of Epson or any prospective investor) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transactions contemplated by this offering memorandum and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the U.S. federal income tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.

The securities offered hereby are not required to be and have not been registered with, recommended by or approved by the U.S. Securities and Exchange Commission (the "SEC") or any other federal or state securities commission or regulatory authority of or in the United States, nor has any such authority reviewed or passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense under the laws of the United States.

No representation or warranty, express or implied, is made by the international managers as to the accuracy or completeness of the information contained in this offering memorandum. This offering memorandum does not contain all the information that would be included in a prospectus for the offering of the international shares if the offering were registered under the Securities Act. In making an investment decision, prospective investors must rely on their own examination of Epson and the terms of the offering of the international shares, including the merits and risks involved.

No action has been or will be taken to permit a public offer of the shares in any jurisdiction other than Japan. This offering memorandum may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in that jurisdiction.

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of The Financial Services and Markets Act 2000 with respect to anything done by any person in relation to the international shares in, from, or otherwise involving, the United Kingdom must be complied with. See "Purchase and Sale".

THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE "SEL"). THE INTERNATIONAL SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO OR FOR THE BENEFIT OF ANY RESIDENT OF JAPAN OR TO OTHERS FOR REOFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO OR FOR THE BENEFIT OF A RESIDENT OF JAPAN, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SEL AND OTHERWISE IN COMPLIANCE WITH THE SEL AND OTHER RELEVANT LAWS AND REGULATIONS.

In this offering memorandum, "Epson" refers to Seiko Epson Corporation and its consolidated subsidiaries or, as the context may require, Seiko Epson Corporation. The "Company" refers to Seiko Epson Corporation.

Certain acronyms and technical terms used in this offering memorandum are defined in the Glossary beginning on page 104.

In this offering memorandum, references to "U.S. dollars", "dollars" and "$" refer to the currency of the United States and those to "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in this offering memorandum have been translated at the rate of ¥120.20 = $1.00, the approximate rate of exchange prevailing as of March 31, 2003. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen on May 16, 2003 was ¥116.50 = $1.00.

In this offering memorandum, where information is presented in thousands, millions or billions of yen or thousands or millions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been rounded. Amounts presented as percentages have been rounded to the nearest tenth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Epson's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Significant differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are summarized in this offering memorandum under "Summary of Significant Differences between Japanese GAAP and U.S. GAAP".

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Citigroup Global Markets Limited is authorized to conduct Japan-related business under the name Nikko Citigroup.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains various forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of Epson or the industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Forward-looking statements regarding sales, operating income and operating results are particularly subject to a variety of assumptions, some or all of which may not be realized. Accordingly, forward-looking statements included in this offering memorandum do not predict future events or circumstances and may not be realized. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering memorandum. Epson disclaims any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering memorandum to reflect future actual events or developments. Potential risks and uncertainties include, without limitation, changes in:

- the competitive environment and demand related to inkjet printers and related supplies as well as components for mobile phone handsets and other mobile communications devices
- the markets for Epson's products that affect Epson's ability to earn expected returns on its capital expenditures and other investments
- economic conditions, currency exchange rates and other factors in the major markets where Epson's products are sold or manufactured

Potential risks and uncertainties also include those identified in "Investment Considerations", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

INFORMATION AS TO THE OFFERING IN THE UNITED STATES

Epson has prepared this offering memorandum on a confidential basis for use in connection with the international offering. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire international shares.

Each person receiving this offering memorandum acknowledges that it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision. Prospective purchasers are hereby notified that the seller of any international shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

NOTICE TO INVESTORS

Because of the following restrictions, purchasers in the United States are advised to consult legal counsel prior to making any offer, pledge or transfer of shares.

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are QIBs in a transaction exempt from the registration requirements of the Securities Act. See "Transfer Restrictions".

Epson shall not recognize any resale or other transfer, or attempted resale or other transfer, of the international shares made other than in compliance with the above-stated restrictions.

Until 40 days after the later of the commencement of the international offering and the delivery date of the international shares, offers or sales of the shares within the United States by a dealer, including a dealer that is not participating in the offerings, may violate the registration requirement of the Securities Act if such offer or sale is

made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act. As used in this paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN MADE UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF LIABILITIES

The Company is a corporation organized under the laws of Japan. Most of its directors and officers reside in Japan, and all or a substantial portion of the Company's assets and the assets of these persons are located outside the United States. As a result, it may not be possible for holders or beneficial owners of shares to effect service of process within the United States upon the Company or the above persons or to enforce against any of them judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In general, the enforceability in Japanese courts of final judgments of U.S. courts obtained even by default may not require retrial of the case in Japan subject, among other things, to (i) the absence of a conflicting final judgment by a Japanese court or of an action pending in Japan among the same parties and arising from the same facts and circumstances and (ii) the fact that the U.S. court had jurisdiction in accordance with Japanese law, that the defendant has received service of process other than by public notice or has appeared before that U.S. court, that the court procedure and judgment would not violate Japanese public policy and that there exists reciprocity as to recognition by a U.S. court in the State in which that final judgment is obtained of a final judgment obtained in a Japanese court. The Company has been advised by Mori Hamada & Matsumoto, its Japanese counsel, that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts there is in general a doubt as to the enforceability in Japan of liabilities based solely on U.S. securities laws.

AVAILABLE INFORMATION

Epson intends to furnish to the SEC information in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Epson has agreed that so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Epson will, unless it becomes subject to and complies with Section 13 or 15(d) of the Exchange Act or becomes exempt from the reporting requirements pursuant to, and complies with, Rule 12g3-2(b) under the Exchange Act, provide to each holder of restricted securities and to each prospective purchaser (as designated by the holder) of restricted securities, upon the request of the holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by the holders, from time to time of the restricted securities.

TABLE OF CONTENTS

SUMMARY INFORMATION

You should read this summary together with the more detailed information, including "Investment Considerations" and financial statements and notes appearing elsewhere in this offering memorandum.

Seiko Epson Corporation

Business

Epson is a leading provider of advanced solutions and key devices for the digital color imaging markets through the application of its distinctive technological strengths. Epson is a global leader in the design, development, manufacturing and marketing of digital color imaging products such as color inkjet printers, liquid crystal display (LCD) projectors and small and medium-sized LCDs for mobile communications devices. From its origins as a manufacturer of mechanical watches, Epson succeeded in producing the world's first quartz watch, and through its manufacture of quartz watches, cultivated technologies such as its micro-precision engineering and low power-consumption technologies. By combining these with its strong software-related expertise, Epson developed its technologies in three core fields: micromechatronics, energy-saving and color imaging. From this technological base, Epson expanded its business to manufacturing finished products such as color inkjet printers and LCD projectors, as well as electronic devices such as low power-consumption displays and semiconductor products. Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe and markets its products internationally through a global network of sales subsidiaries. Epson's research and development facilities are located worldwide and focus on areas that make the best use of resources available in each particular region.

Epson's principal business segments are:

- *information-related equipment,* which had net sales (including intersegment sales) of ¥915,857 million in the year ended March 31, 2003, includes color inkjet printers and other imaging and information products, LCD projectors and other visual instruments, printers for use in point-of-sale (POS) systems and other system devices and other products

- *electronic devices,* which had net sales (including intersegment sales) of ¥354,288 million in the year ended March 31, 2003, includes small and medium-sized displays, semiconductor products and quartz devices for mobile communications devices

- *precision products,* which had net sales (including intersegment sales) of ¥79,745 million in the year ended March 31, 2003, includes watches, plastic corrective lenses and other optical products as well as factory automation systems

Epson's advanced technological capabilities and superior customer focus have allowed it to become a leading manufacturer worldwide of products such as:

- color inkjet printers using Epson's proprietary Micro Piezo inkjet printheads

- LCD projectors and light valves, a type of specialized LCD module that is the main component for LCD projectors

- small and medium-sized LCD modules and LCD driver integrated circuits (ICs) for mobile communications devices

- 32kHz crystal units for mobile communications devices

- analog quartz watch movements

- printers for use in POS systems and miniprinter mechanisms

At March 31, 2003, Epson operated through 113 affiliated companies of which 75 were located in 29 countries outside Japan and 92 were consolidated subsidiaries. Epson has manufacturing facilities located in Japan and throughout the world, with 22 manufacturing subsidiaries and affiliates located overseas. Epson had net sales of ¥1,322,453 million and net income of ¥12,510 million in the year ended March 31, 2003. In the same year, Epson generated 63.0% of its net sales from customers outside Japan. At March 31, 2003, Epson had 73,797 employees worldwide, of which 72.3% were employed outside Japan.

Strengths

Epson's competitive strengths include:

- Market leadership in color inkjet printers, LCD projectors and small and medium-sized LCDs
- Ability to design, develop and manufacture products ranging from key components to finished products
- Core technologies and technological innovation
- Collaboration with leading customers
- Efficient global operations

Strategy

Key elements of Epson's corporate strategy are:

- Concentrating resources on industry-leading imaging products and components
- Enhancing competitiveness through further investments in core technologies
- Further strengthening its efforts to improve product quality and customer satisfaction
- Continuing focus on efficient manufacturing and high productivity
- Continuing strong commitment to environmental issues

Principal Executive Offices

Epson's principal executive offices are located at 3-5, Owa 3-chome, Suwa City, Nagano 392-8502, Japan. Epson's main phone number is 81-266-52-3131, and its world wide web home page is *www.epson.com*. The information on the website is not incorporated by reference into this offering memorandum.

The Offerings

Global Offering	40,000,000 new shares to be issued by Epson, 6,270,000 existing shares to be offered by the selling shareholders and up to 4,500,000 existing shares to be offered by Nikko Citigroup Limited.
Global Coordinator	Nikko Citigroup Limited
International Offering	• new shares to be offered outside Japan.
Joint International Bookrunners	Morgan Stanley & Co. International Limited and Citigroup Global Markets Limited
Japanese Offerings	• new shares to be issued by Epson, 6,270,000 existing shares to be offered by the selling shareholders and up to 4,500,000 existing shares to be offered by Nikko Citigroup Limited to the public in Japan.
Japanese Lead Underwriter	Nikko Citigroup Limited
Selling Shareholders	The selling shareholders are Shinji Hattori, Sun Kikaku Kabushiki Kaisha, Hideo Hattori, Takako Hattori, Junichi Hattori, Yugen Kaisha Kyoueikigyou, Yasuo Hattori and Kabushiki Kaisha Sunritz. Prior to the offerings, the selling shareholders owned 25,276,622 shares, or 16.6% of issued shares. After the offerings, the selling shareholders will own 19,006,622 shares, or 9.7% of issued shares assuming that the over-allotment option is exercised in full.
Over-allotment Option	Epson has granted to Nikko Citigroup Limited an option to purchase up to an aggregate of 4,500,000 new shares solely to cover any short position in the shares of common stock created by the offering of over-allotted shares. See "Purchase and Sale".
Shares Issued Before and After the Offerings	Prior to the offerings, there were 151,864,592 issued shares. After the offerings, there will be 191,864,592 issued shares, or 196,364,592 shares assuming that the over-allotment option is exercised in full.
Offer Price	¥ • per share
Lock-up Agreement	Epson and certain shareholders, including the selling shareholders, which will hold in total 105,376,476 shares upon completion of the offerings (representing 53.7% of issued shares assuming that the over-allotment option is exercised in full), have agreed with the global coordinator to lock-up arrangements, subject to certain exceptions, for a period of 180 days from the date of this offering memorandum. See "Purchase and Sale".
Dividends	The declaration, payment and amount of any interim dividend requires a resolution of Epson's board of directors, and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. Year-end dividends are paid to shareholders of record as of March 31 in the applicable fiscal year, and as a result, purchasers of the shares being offered in the offerings will not be eligible to receive year-end dividends for the year ended March 31, 2003.
Voting Rights	Generally, holders of shares are entitled to one vote per 100 shares at the general meeting of shareholders.

Withholding Tax	Dividends payable by Epson to non-residents of Japan or non-Japanese corporations are subject to Japanese withholding tax at the rate of 10% for dividends to be paid on or before December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the Company for which the applicable rate is 20%.
Payment and Settlement for the Shares	Payment for the international shares will be made in yen for value, and delivery of the international shares will be made through the facilities of Japan Securities Depository Center, Inc. ("JASDEC") in Tokyo, on or about June 24, 2003.
Listing	Application has been made for the listing and admission for trading of all the existing shares and new shares, including the shares being offered by this offering memorandum, on the Tokyo Stock Exchange. It is expected that admission for listing of the shares on the Tokyo Stock Exchange will become effective and that trading will commence on or about June 24, 2003.
Security Codes	ISIN: JP341475004 Securities Identification Code: 6724 Common Code: • SEDOL: 6616508

Use of Proceeds

The net proceeds to Epson from the sale of the shares in the offerings are estimated to be approximately ¥ • million, or ¥ • million if the over-allotment option is exercised in full, after deducting estimated offering expenses payable by Epson. Epson will not receive any proceeds from the sale of existing shares by selling shareholders in the Japanese offering. Of the net proceeds, Epson intends to use ¥ • million for financing capital expenditures related to its inkjet printer, LCD projector and LCD businesses and the remainder for research and development for organic light-emitting diode (OLED) panels and industrial applications of Micro Piezo inkjet technology.

INVESTMENT CONSIDERATIONS

Prior to making an investment decision, you should carefully consider the following risks, along with the other information in this offering memorandum:

Risks Related to Epson's Business Operations

Because sales of inkjet printers and related supplies account for a significant portion of Epson's revenue and profits, Epson is vulnerable to adverse developments in this business

Sales of information-related equipment made up 66.6% of Epson's net sales (including intersegment sales) in the year ended March 31, 2003. Although Epson also sells other types of printers such as laser printers, dot matrix printers and multi-function printers, inkjet printers and related supplies account for most of its revenue and profits in the information-related equipment segment. Epson expects that inkjet printer-related sales will continue to account for a substantial portion of its overall revenue and profits for the foreseeable future. Therefore, any adverse development in this business may have a material adverse effect on Epson's business and results of operations. As discussed below, adverse developments could include further price competition for printers and printer-related supplies, increased competition from inkjet printers using competing technologies and laser printers, and increased competition from third-party vendors of printer-related supplies.

Price competition. In recent years, market prices for personal computers and peripheral equipment, including printers, have decreased significantly due to increased competition. In addition, the share of lower-priced consumer inkjet printer models sold in the global market has been increasing. These trends are due in part to the increasing sales of printers as part of a complete personal computer equipment set, or "bundling". While market prices of inkjet printers have decreased significantly, prices for inkjet printer-related supplies have remained relatively stable. As a result of these trends, sales of inkjet printer-related supplies have become the key driver of revenue growth and are critical to profitability in Epson's information-related equipment segment. In its printer sales, Epson has responded to decreasing prices by lowering its production costs and introducing attractive new products that meet consumer needs. These efforts, together with an increase in demand for Epson's photo-quality color inkjet printers from digital camera users during the year ended March 31, 2003, enabled Epson to increase printer unit sales and improve related margins in the year ended March 31, 2003. However, there can be no assurance that Epson will be successful in continuing this trend in the future if printer prices continue to decline. With respect to sales of printer-related supplies, although net sales have continued to increase, average prices have decreased slightly, leading to a slight decrease in margins. A significant decline in printer-related supply prices, as the result of changes in the pricing of printer-related supplies generally in the market or other competitive factors such as increased sales by third-party vendors as discussed below, would likely result in lower profitability of Epson's information-related equipment segment and could have a material adverse effect on Epson's results of operations.

Competing technologies. Epson's inkjet printers compete with inkjet printers manufactured by other manufacturers and laser printers. This competition could increase in the future. Epson uses its proprietary Micro Piezo inkjet technology in its inkjet printers, while other manufacturers use other technologies such as Thermal inkjet and Bubble Jet technologies. Although Epson believes its Micro Piezo inkjet technology has technological advantages over competing technologies, changes in customer perceptions of the respective technological advantages of the various technologies could adversely affect Epson's competitive position in the inkjet printer market.

Competing printer-related supplies. The most significant products among printer-related supplies are ink cartridges followed by special paper suitable for photo-quality printing. Ink cartridges and most other supplies compatible with Epson's printers are also available from third-party vendors, although Epson believes that these supplies are generally inferior in quality to its own. In the case of ink cartridges, third-party vendors have gradually been increasing their share of the market for cartridges compatible with Epson's printers, although Epson continues to be the dominant supplier, and third-party vendor market shares are generally higher in developing countries and European markets than in markets such as Japan and the United States. The products of third-party vendors are generally priced lower than Epson brand supplies. These vendors could expand their share of the market for supplies and force Epson to lower prices for its supplies to remain competitive. In countries

where third-party vendors' market share is relatively high, such as some developing countries, prices for printer-related supplies are generally lower than in Japan, Europe or the United States. If Epson's sales of printer-related supplies in these countries increase, average prices of printer-related supplies may decrease. In addition, various government activities and legal challenges may increase competition for Epson's printer-related supplies. See "Business — Environmental Standards and Government Regulations — Antitrust Regulation".

Because sales of components for mobile phone handsets and other mobile communications devices account for a significant portion of Epson's electronic devices revenue, Epson is vulnerable to adverse developments in its mobile communications device-related sales and in the mobile communications device market in general

Sales of components for mobile phone handsets and other mobile communications devices, which include small and medium-sized LCD modules, LCD driver ICs, memory devices and crystal units, currently account for a significant portion of the revenue in Epson's electronic devices segment and are important to the segment's profitability. Significant increases in the number of mobile communications devices manufactured worldwide in recent years generated strong demand for Epson's components and supported strong growth in its mobile communications device-related operations, to which Epson responded by investing in additional manufacturing facilities for these products. However, a general slowdown of the global economy and other factors have adversely affected demand for mobile phone handsets and consequently their components. This led to declines in sales and profitability of Epson's electronic devices segment which bottomed in the second half of the year ended March 31, 2002. Epson responded by lowering production levels at its manufacturing facilities. In addition, an increase in the supply of mobile phone handset components, particularly color LCD modules and LCD driver ICs, has caused significant price erosion which adversely affected the profitability of Epson's electronic devices segment for the year ended March 31, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations". If the market environment for mobile phone-related electronic devices does not recover, Epson's results of operations may continue to be adversely affected.

Other factors which could adversely affect the mobile communications device market in general include:

- a slowdown in the growth of demand from new subscribers and reduced demand for replacement handsets from existing users
- a slowdown in the growth of demand for mobile phone handsets with color LCDs and handsets with a larger array of features such as digital camera functions
- a slowdown in the pace of technological change which reduces the rate at which new types of mobile devices are developed and introduced to the market

Factors which could adversely affect Epson's position in the market for mobile communications device-related products, and therefore its sales of these products, and Epson's ability to generate expected returns on its substantial investments in these product lines include:

- Epson's ability to keep pace with changes in mobile communications device-related technologies and to develop new components that incorporate these changes
- supplier diversification by mobile communications device manufacturers that currently rely exclusively or significantly on Epson for components, including by manufacturing the components themselves

Epson's electronic devices business depends on a small number of customers for a significant portion of revenues

The top five customers of Epson's electronic devices business in recent years have accounted for approximately one-half of net sales of the business segment. Epson expects that it will continue to be dependent upon a relatively limited number of customers for a significant portion of net sales of the electronic devices segment. There can be no assurance that these customers will continue to purchase from Epson at the same levels as in prior periods. Loss of all or a portion of purchases from any of these customers could have a material

adverse effect on Epson's results of operations. See "Business — Electronic Devices — Customers" for additional information.

Failure to manage production and investment to match trends in the markets for semiconductor products and other electronic components could adversely affect Epson's business

The markets for semiconductor products and some other electronic components have been subject periodically to significant downturns, often in connection with, or in anticipation of, maturing product life cycles and declines in general economic conditions. These downturns have led to diminished product demand, excess manufacturing capacity and price erosion. Epson may not be able to accurately forecast future cyclical trends in the industry and therefore may not be successful in timing future investments to match these trends, and this may have an adverse affect on Epson's results of operations. For example, the decline in global economic conditions adversely affected the global market for semiconductor products and other electronic components in the year ended March 31, 2002. In the years ended March 31, 2001 and 2002, Epson made significant investments in semiconductor product manufacturing facilities and processes, including investments in intellectual property rights. These increased investments led to an increase in related depreciation and amortization costs at the same time that weakening market conditions led to lower sales of Epson's electronic devices and operation of manufacturing facilities at significantly below capacity, contributing to operating losses in the electronic devices segment in the years ended March 31, 2002 and 2003. Epson is currently reducing its investments in semiconductor product manufacturing facilities in response to reduced demand.

Epson faces fierce competition in all areas of its business

Epson encounters aggressive competition in all of its principal product lines: printers, LCDs, semiconductor products and LCD projectors. Epson has numerous competitors, including some of the world's largest manufacturing companies, such as Hewlett Packard, Canon and Lexmark in the printer market, InFocus and Japanese manufacturers such as Sony and NEC in the LCD projector market, Sony in the market for light valves for LCD projectors and Sharp, Philips and Samsung in the LCD driver IC and LCD markets related to mobile phones. Some of Epson's competitors have substantially greater financial and other resources than Epson.

New competitors are emerging from Taiwan, Korea, China and other countries with lower labor costs than Japan. Large manufacturing companies that are currently not Epson's competitors in a particular product market may decide to enter into that market to leverage their brand name, technology, financial resources and superior marketing, distribution or low-cost production capabilities. For example, a number of leading manufacturers of large-screen LCDs, including Toshiba Matsushita Display Technology and Hitachi, entered the small and medium-sized LCD market in 2001, which together with other factors led to significant price erosion of monochrome and color LCD modules. Other new competitors may enter Epson's markets with the advent of new technology and previously distinct markets may converge. For example, competition between digital photo labs and digital photo home printing could increase.

To compete effectively on a global basis, Epson needs to understand the different needs and tastes associated with the various regional markets in which it sells its products and to respond with product lines best suited to each particular region. For example, Epson's introduction of multi-function printers was delayed compared to some of its competitors, and as a result, its position in the multi-function printer market in certain regions, including the United States, is not as strong. Although Epson is currently marketing its multi-function printers aggressively, there can be no assurance that it will be successful in gaining a strong position in the multi-function printer market in the future.

Epson anticipates that it will need to continue lowering prices in some of its product lines to remain competitive, especially regarding many of its consumer electronics products. The recent slowdown in the global economy has resulted in further downward price pressure in certain product lines. In some or all of its markets, Epson may not be able to compete successfully against current and future competitors in terms of offering competitive price, performance and quality of products, and the competitive pressures Epson faces could adversely affect its financial condition and results of operations.

Epson may incur further losses related to its investment in Yasu Semiconductor Corporation

In June 2001, Epson formed a joint venture with IBM, Yasu Semiconductor Corporation ("YSC"), to own and operate a 200 mm silicon wafer IC manufacturing facility formerly owned by IBM Japan and to develop 300 mm silicon wafer IC manufacturing capabilities using 0.10-0.13 micron manufacturing processes and copper wiring technology. Epson acquired a 50% equity interest in YSC for ¥8.1 billion. IBM has the option to sell its 50% interest in YSC to Epson after June 2006 for ¥9.5 billion. Epson also has the option to buy IBM's 50% interest after such date for the same amount. In connection with this joint venture, Epson also acquired from IBM intellectual property licenses related to semiconductor product manufacturing processes.

The downturn in the semiconductor market in 2001 and 2002 caused Epson to revise its strategy for its semiconductor products business. As a result, Epson cancelled the planned development of 300 mm silicon wafer IC manufacturing capabilities at YSC. Epson also wrote down a portion of the intellectual property acquired from IBM and incurred ¥20.6 billion in other expenses in the year ended March 31, 2003. Due to lower than expected production levels related primarily to the start-up of YSC's production of semiconductor products for Epson and changes in the mix of such products, the operation of YSC adversely affected the results of operations of Epson's semiconductor product business in the year ended March 31, 2003, although Epson believes YSC's operation will not have an adverse effect in the current fiscal year.

Epson currently plans to continue manufacturing semiconductor products at YSC, but may change such plans in the future based on developments in the market for Epson's semiconductor products or other factors. In the event of a change in such plans, Epson could incur material losses, including those related to Epson's current and future equity investments in YSC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Semiconductor Product Joint Venture with IBM" and "Business — Electronic Devices — Joint Venture with IBM".

A delay in the recovery of the global economic downturn could adversely affect Epson's business

Since early 2001, the global economy has weakened and market conditions continue to be challenging. As a result, individuals and companies have delayed or reduced expenditures, including expenditures related to many of the products Epson provides. Epson has observed the effects of the global economic downturn in many areas of its business. The downturn contributed to net sales declines in the year ended March 31, 2002 compared to the prior year, although net sales began to recover in the year ended March 31, 2003. In addition, Epson recently experienced operating losses in its electronic devices segment, particularly in the second half of the year ended March 31, 2002 and the first half of the year ended March 31, 2003. Continued weakness in market conditions and uncertainty about the duration and extent of the current global economic downturn could continue to reduce demand for Epson's products, which in turn may adversely affect sales, pricing, inventory levels or other elements of Epson's operating results.

Some of Epson's businesses require high and continuing levels of capital expenditures which may not yield the expected return on investment or which may require additional unexpected expenditures

Epson's businesses require high levels of capital expenditures. In particular, some businesses within the electronic devices segment, such as the displays business, are highly capital intensive and require continuing investments in new facilities and equipment to remain competitive. Epson's capital expenditures peaked in the year ended March 31, 2001, totaling ¥239 billion, of which a total of ¥127 billion was expended on the electronic devices segment. In the year ended March 31, 2003, Epson's capital expenditures totaled ¥89 billion, of which a total of ¥36 billion was expended on the electronic devices segment. Epson expects its capital expenditures in the year ending March 31, 2004 to be approximately ¥93 billion, of which a total of approximately ¥31 billion is expected to be expended on the electronic devices segment, mainly for the displays business. In addition, approximately ¥42 billion is expected to be expended on the information-related equipment segment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures". There can be no assurance that Epson will realize returns on these investments, as well as investments made in prior fiscal years, in the amounts and within the timeframes necessary to justify such investments. Although Epson believes that it will not require significant increases in capital expenditures in the

short term because of increases in capacity and improvements in efficiency resulting from capital expenditures in prior years, Epson's future expenditures could continue to be significant and may increase for a variety of reasons, including changes in:

- its growth plan
- the underlying technology
- market conditions
- funding costs
- equipment prices

Epson expects to fund these expenditures primarily with the net proceeds from the sale of new shares in the offerings and net cash provided by operating activities and other financing activities. If Epson requires additional financing to meet its capital requirements in the future, there can be no assurance that the financing will be available on satisfactory terms or at all.

Epson's business is and will continue to be subject to the risks generally associated with international business operations

Epson operates manufacturing and other facilities worldwide. At March 31, 2003, 72.3% of Epson's employees were employed outside Japan. Most of Epson's foreign manufacturing facilities are located in East and Southeast Asian countries, including China, Indonesia, Singapore, Malaysia, Taiwan and the Philippines. Epson also has manufacturing facilities in the United States, the United Kingdom, Mexico and Brazil. Many of Epson's foreign facilities are large. In addition, many of Epson's suppliers are located outside Japan. As a result, Epson's business is and will continue to be subject to the risks generally associated with international manufacturing and other business operations, including:

- governmental regulations applicable to manufacturing operations
- changes in social, political and economic conditions
- transportation delays
- power and other utility shutdowns or shortages
- restrictions on currency convertibility
- limits on the supply of skilled labor and changes in local labor conditions
- changes in tax laws

Some of the countries in which Epson operates have been subject to social and political instability in the past. In 1998, political and social instability in Indonesia led to the temporary interruption of Epson's Indonesian manufacturing operations which continued for five days. Similar interruptions in operations or terminations of operations in Epson's foreign manufacturing facilities could occur in the future.

Sales to customers outside Japan comprised approximately 63.0% of Epson's net sales in the year ended March 31, 2003. Epson's net sales related to such customers could be adversely affected by many of the foregoing factors as well as by government regulations applicable to the import, export or sale of Epson's products and trade protection measures.

The recent outbreak of SARS could adversely affect Epson's results of operations

Epson and some of Epson's OEM manufacturers and suppliers have manufacturing operations in China, including Hong Kong, and other regions affected by the outbreak of severe acute respiratory syndrome (SARS), a highly contagious form of atypical pneumonia. In particular, a significant portion of the manufacturing activities related to Epson's inkjet printers and color super-twisted nematic (STN) LCD modules are conducted in China. The continued spread of the SARS outbreak in China and other countries or the outbreak of SARS in new regions

could cause material disruptions to Epson's manufacturing operations and its supply chains. Any disruption could adversely affect Epson's results of operations through lower production volumes resulting in lower than expected sales and costs incurred to address the situation, including costs related to any necessary transfer of manufacturing capacity to other facilities. In addition, while the long-term impact of the SARS outbreak is unclear at this time, the outbreak is adversely affecting consumer spending in SARS-affected areas and appears to be causing sales of Epson's consumer products in such areas to decrease. The continuation of the outbreak, or the perception that it has not been contained, could lead to further decreases in Epson's sales.

Many of Epson's markets are characterized by rapid technological change, requiring Epson to develop new technologies and products

The markets for many of Epson's products are characterized by rapid technological change. If Epson is unable to continue to rapidly develop, manufacture and market innovative products that meet customer requirements for performance and reliability, its existing products may become obsolete, it may lose market share and its future revenue and profits may suffer. The process of developing new high-technology products is complex, costly, lengthy and uncertain. Epson must accurately anticipate customers' changing needs and emerging technological trends and may need to make long-term investments and commit significant resources before knowing whether its plans will result in products that the market will accept. Examples of risks related to technological change include those related to LCDs. Epson has made significant investments related to the development and production of MD-TFD LCD modules. However, the market may be dominated by other types of active matrix LCDs, such as those using amorphous silicon TFT and low-temperature polysilicon (LTPS) TFT technology, which are made by other manufacturers, or the medium- to long-term growth in demand for color active matrix LCDs from mobile communications device manufacturers may be weaker than Epson anticipates. In addition, a new type of display panel called OLED displays may dominate the market in the future, and Epson may not be successful in developing and marketing its own OLED products.

Failure to introduce new products and manage effectively the transition from existing products to new products in markets characterized by short product life cycles could hurt Epson's business

Some of Epson's products, particularly consumer products, are subject to short product life cycles. If Epson does not manage the transition from existing products to new products effectively, its revenue and profits could suffer. Among the factors that can make an effective transition difficult are:

- delays in product development or manufacturing
- the timing of product introductions by competitors
- the difficulty of predicting changes in consumer needs
- delays in customer purchases of existing products in anticipation of new product introductions
- competition between existing products and new products

Because Epson uses third-party suppliers and contractors in manufacturing its products, it may be vulnerable to shortages, delays in delivery and increased prices of materials and components

Epson uses third-party suppliers and contractors to procure raw materials, components and products that are required for its manufacturing operations. It is essential for Epson to continue to procure from its suppliers and contractors materials and components that meet strict quality requirements, in a timely manner and in sufficient quantity. In general, Epson maintains ongoing relationships with suppliers and contractors without entering into long-term contracts. The materials and components Epson requires may be in short supply, sometimes resulting in Epson's inability to obtain the necessary quantity of materials and components or resulting in an increase in the prices Epson pays for the materials and components. Prolonged shortages or delays may have a material adverse effect on Epson's financial condition and results of operations. In addition, increases in material and component prices may adversely affect Epson if these increases result in lower operating margins. Epson may also find it necessary, from time to time, to maintain higher than typical inventory levels of certain parts, and this could also affect its operating results.

While Epson typically has multiple suppliers for materials and components, it obtains a limited number of key materials and components from a single source with no, or an extremely limited number of, alternative suppliers. An example of such a component is the actuator (a key component of inkjet printheads) used in Epson's mid- to lower-priced inkjet printer models.

For some products, including lower-end inkjet printers, laser printers, image scanners and personal computers, Epson depends on other companies for all or a significant portion of the manufacturing process. With respect to these products, it may be difficult to secure an alternative or additional contractor in the event that the need arises, and this would subject Epson to the risk of production delays and increased costs. In addition, Epson has begun to outsource the manufacture of certain semiconductor products to third-party silicon foundries and intends to increase such outsourcing in the future, if necessary. If these suppliers are unable to deliver semiconductor products that meet Epson's specifications on a timely and reliable basis and at appropriate prices, Epson's results of operations could be adversely affected.

If Epson cannot hire or retain a sufficient number of qualified engineers and other technical personnel, it may be unable to achieve its future growth plans

Epson's products and technologies are complex, and its success depends to a significant extent on its ability to hire and retain qualified engineers and other highly skilled, technically competent personnel both in its Japanese and foreign operations. The demand for highly skilled technical personnel exceeds the available supply in Japan and in the foreign countries in which Epson operates, and competition for these key personnel is intense. If Epson fails to hire and retain a sufficient number of these personnel, it may be unable to achieve its growth plans or sustain its current position.

Foreign exchange fluctuations could adversely affect Epson's results of operations

A significant portion of Epson's revenue is denominated in currencies other than the Japanese yen, primarily the U.S. dollar and the euro. In recent years, Epson has increased the supply of components from foreign suppliers and has moved some of its manufacturing facilities overseas, and this has generated foreign currency costs mainly in the U.S. dollar or currencies tied to the U.S. dollar to offset a portion of its foreign currency revenue. However, a greater proportion of Epson's revenues than costs continues to be denominated in foreign currencies. As a result, the appreciation of the Japanese yen against the euro and, to a lesser extent, against the U.S. dollar can adversely affect Epson's results of operations. While Epson also enters into forward exchange contracts and currency options to hedge portions of its transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen, Epson remains exposed to the effects of foreign exchange fluctuations of the euro and, to a lesser extent, the U.S. dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Currency Fluctuations".

Fluctuations in Epson's financial results could have a negative impact on the market price for its shares

Epson believes that its operating results may fluctuate in ways that do not reflect the long-term trend of its future financial performance. It is likely that in some periods Epson's operating results may be below the expectations of public market analysts and investors. In this event, the price of its shares could fall.

Factors which could cause Epson's financial results to fluctuate include:

- the loss of large customers and changes in end-user demand
- cancellations or deferrals of purchase orders from customers
- competitive pressures resulting in lower selling prices
- adverse developments in the product or geographic markets in which Epson operates or in markets closely tied to its products (such as the personal computer market)
- the timing and degree of impact of new product introductions by Epson or its competitors
- lower than anticipated year-end holiday-related sales of consumer electronics products

- changes in the mix of products Epson sells
- changes in the value of the yen against the euro or the U.S. dollar
- extraordinary charges related to restructuring of manufacturing facilities

Epson's business may be adversely affected if it cannot continue to enforce the intellectual property rights on which its business depends or if third parties assert that Epson violates their intellectual property rights

Because of the emphasis on technological innovation in the markets for many of its products, patents and other intellectual property are important to Epson's competitiveness. Epson has developed much of the technology it relies on in its business. Epson seeks to establish and maintain its proprietary rights in its technology and products through a combination of patents, trademarks, design rights, trade secret laws and other intellectual property rights in Japan and in other countries, as well as through agreements with its customers and partners. However, any of Epson's intellectual property rights could be challenged, invalidated or circumvented. In addition, it is possible that as a consequence of mergers or acquisitions some of Epson's intellectual property rights may be licensed to a third party that had not been a licensee prior to the transaction or that certain restrictions could be imposed on Epson as licensee that had not been imposed prior to the transaction. Consequently, Epson may lose a competitive advantage with respect to intellectual property rights or may be required to enter into costly arrangements in order to terminate or limit these agreements. Epson's intellectual property may not necessarily provide Epson with a significant competitive advantage and Epson may fail to successfully enforce its intellectual property rights. Future disputes may arise which could be time consuming and costly to resolve and which could divert management's attention and resources away from Epson's business. Third parties may also claim that Epson is infringing their intellectual property rights. If these claims have merit, they could require Epson to enter into costly royalty or licensing agreements or require Epson to cease using the particular technology. Any of the above problems related to Epson's intellectual property could have a material adverse effect on its results of operations.

Defective products could adversely affect Epson's results of operations

The product warranty obligations of Epson vary depending on the specific contractual arrangements with its customers. In the event that a defect in the manufacture or design of any of its products is discovered, Epson may:

- incur costs in remedying the defect, such as replacing or repairing the product in question free of charge, or
- be subject to product liability in cases where the defect proves to cause damage to persons or property

Defective products, even if the defects are immaterial, could also damage Epson's reputation for selling reliable products, resulting in the loss of major customers or decreased demand for its products. Any of these developments would adversely affect its results of operations.

In the year ended March 31, 2002, Epson incurred warranty costs of ¥21.8 billion to reserve for future warranty payments in connection with a defective model of LCD driver IC installed in monochrome LCD modules delivered to Nokia Corporation/Nokia Mobile Phones Ltd. ("Nokia") between October 2001 and January 2002 for use in some mobile phone handset models manufactured and sold by Nokia. The defect, which can cause the mobile phone display to malfunction, was caused by changes made to etching equipment and sintering processes for semiconductor manufacture at an Epson IC manufacturing facility which affected the performance of the particular LCD driver IC model due to characteristics of its circuit design. Upon detection of the defect, Epson corrected its manufacturing equipment and processes to eliminate the problem and cooperated with Nokia to replace the defective components. Nokia also shifted its purchases of the particular type of monochrome LCD module to other existing suppliers of Nokia. In accordance with its warranty obligations, Epson has compensated Nokia for related costs, including costs related to replacing the defective components. In the year ended March 31, 2003, Epson charged such warranty payments against the reserve it had established in the prior fiscal year and recognized ¥3.0 billion in other income which represents the reversal of the balance of such reserve. However, there can be no assurance that it will not incur additional related expenses. Sales to Nokia have been, and continue to represent, a significant portion of Epson's net sales of mobile phone-related electronic

devices, as well as its electronic devices business as a whole. Although sales to Nokia of monochrome LCDs have declined due to both a halt in sales of the particular LCD modules subject to the defect and a general shift in sales to color LCDs, Epson believes sales to Nokia of other products have not been adversely affected. However, Epson cannot assure that Nokia will continue to purchase from Epson to the same extent in the future.

Epson is subject to stringent environmental regulations in Japan and abroad that may require additional expenditures or other compliance measures

Epson is subject to a variety of laws and regulations in Japan and abroad relating to the use, storage, discharge and disposal of waste products and emissions from its manufacturing processes. Although Epson has not suffered material environmental claims in the past and has been taking voluntary steps to promote environmental protection, environmental claims or the failure to comply with any present or future regulations could adversely affect Epson in various ways, including the imposition of damages, clean-up costs and fines, suspension of production, cessation of operations or a delay in disposition of unused property. New regulations could also require Epson to acquire costly equipment or to incur other significant expenses. For example, based on a directive issued by the European Parliament and the Council of the European Union in January 2003, EU member states must implement legislation by August 2004 that would require manufacturers of electrical and electronic equipment to provide for the recovery, treatment and recycling of waste equipment and avoid design features or manufacturing processes that prevent the re-use of such equipment. Epson's printers and other consumer electronics products are expected to be subject to the new laws. The effect of these laws on Epson's financial condition and results of operations is currently uncertain. Although Epson views environmental protection as one of its fundamental corporate policies, there can be no assurance that Epson will not fail to control the use of, or adequately restrict the discharge of, hazardous substances in the future. In these cases, Epson could be subject to liabilities which adversely affect its results of operations. See "Business — Environmental Standards and Government Regulations — Environmental Standards and Regulations".

Changes in actuarial assumptions and declines in the value of Epson's pension assets could adversely affect results of operations

Epson's costs related to its pension plans can fluctuate significantly based on changes in the discount rate, assumed rate of return on plan assets and other actuarial assumptions on which the calculation of the projected pension benefit obligation is based as well as changes in actual returns on pension plan assets. For example, unrecognized actuarial losses as of March 31, 2002 were significantly higher compared to March 31, 2001 due mainly to the reduction of the discount rate applied to projected benefit obligations from 3.5% to 3.0% and weak actual returns on plan assets during the year ended March 31, 2002. Epson amortizes unrecognized actuarial losses over five years. Epson has taken measures, and is also currently considering additional measures, to decrease the portion of its pension plans that expose Epson to the risk of increased pension plan-related costs. However, the remaining portion is and will remain subject to such risk, and as such, Epson's financial condition and results of operations may be adversely affected in the event of an adverse change in actuarial assumptions such as a further decline in the discount rate arising from continued low market interest rates, poor investment results of pension plan assets and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Pension Plans".

Epson is under investigation by Japan's antitrust regulatory authority with respect to its printer business, and the outcome of the investigation is uncertain

Epson may at times become the subject of investigations and other proceedings conducted by domestic and overseas antitrust regulators.

In February 2003, Epson received an official inquiry from the Fair Trade Commission of Japan (the "FTC") seeking information regarding the technical design and other aspects of its inkjet printers and ink cartridges and is currently under investigation. Epson believes that it has not violated any antitrust laws and is fully cooperating with the investigation. Epson is unable to predict the outcome of the investigation, including whether and when any measures will be taken against it, and the response by consumers to any related media coverage also remains uncertain. If the outcome to the investigation is more adverse than Epson's current expectations, or if consumers

react adversely in connection with the investigation, Epson's results of operations could be materially and adversely affected. See "Business — Environmental Standards and Government Regulations — Antitrust Regulation".

Epson could be significantly adversely affected in the event of an earthquake in Japan

The Tokai region in the south-central part of Japan's main island of Honshu has historically been prone to large earthquakes, and the Japanese government believes there will be a major earthquake in this region in the future. A government agency designates municipalities that are subject to risk of substantial damage in the event of a major earthquake centered in the Tokai region. In April 2002, certain municipalities in Nagano prefecture, where Epson's corporate headquarters and many of its manufacturing facilities, research and development laboratories, employee housing facilities and other critical business facilities are located, were newly designated as being among the higher-risk municipalities. Although these municipalities are not in the Tokai region, they were designated due to their close proximity to an earthquake fault line located in this area of Nagano. In response, Epson has reviewed its earthquake preparedness and response plan and is implementing measures such as reinforcing buildings, studying ways to reduce the risk of loss of key parts and supplies and conducting earthquake response drills. Epson is also continuing its efforts to diversify the location of its manufacturing facilities. Notwithstanding these measures, the impact on Epson of a major earthquake could be significant. Epson's insurance coverage may not be adequate to fully cover all earthquake-related losses and does not cover business interruptions or liability caused by earthquakes. See "Business — Insurance".

Epson's principal shareholders have the ability to significantly influence Epson's business, and their interests may conflict with your interests

Upon completion of the offerings, members of the Hattori family and companies of which Hattori family members are collectively the principal shareholders will beneficially own 38.2% (not including the 3.5% owned by Seiko Corporation and 1.5% owned by Seiko Instruments Inc., both companies of which Hattori family members are collectively the principal shareholders) of the voting rights of all shareholders of Epson, assuming the over-allotment option is exercised in full. These founding shareholders include a number of different families and individuals. See "Principal and Selling Shareholders". The founding shareholders, if they act together, will be able to significantly influence all matters requiring approval by Epson's general meeting of shareholders, including the election of directors. In addition, the non-executive vice chairman of Epson's board of directors and another director are members of the Hattori family.

The founding shareholders' interests could conflict with your interests. For example, conflicts of interests could arise because the founding shareholders are collectively the principal shareholders of Seiko Corporation, Seiko Instruments and certain other companies with which Epson transacts business, although the relative interests of the founding shareholders in Epson and these various companies are not identical. In particular, Seiko Corporation's watch business, the principal business of Seiko Corporation, relies on Epson for manufacturing.

Risks Related to the Shares

A significant public market for the shares may not develop or be sustained

Prior to the offerings, there has been no trading market for Epson's shares. In connection with the offerings, Epson has applied for inclusion of its shares for trading on the Tokyo Stock Exchange, but there is no assurance that a significant public market for the shares will develop or be sustained after the offerings. Because the shares are not being listed in any other jurisdiction, no public market will develop outside Japan.

The price of Epson's shares may be volatile, and you may not be able to resell the shares at or above the initial public offering price

The offer price for the shares will be determined by agreement among Epson, the selling shareholders and the global coordinator (on behalf of the international managers and the Japanese underwriters) and may bear no relationship to the price at which the shares will trade after completion of the offerings. The market price of the shares could be subject to fluctuations based on factors such as fluctuations in Epson's financial results or those of

other similar companies, changes in analysts' estimates of Epson's financial performance, the announcement of new products, services or technical innovations by Epson or its competitors, speculation in the press or investment community about Epson's business, strategic position, financial performance or significant transactions, general conditions in the industries in which Epson operates and general conditions in the financial markets.

Additional sales of shares by Epson or its existing shareholders could cause its stock price to fall

Subject to the restrictions described below, immediately following the offerings, the selling shareholders, any of Epson's other existing shareholders, as well as any person who acquires shares sold in the offerings, will be able to sell their shares on the Tokyo Stock Exchange or otherwise in Japan or abroad in accordance with Regulation S under the Securities Act. At that time, Epson's board of directors will also be able to issue additional shares within the unissued portion of Epson's authorized share capital, generally without any shareholder vote. In addition, the shares owned by Epson's founding shareholders are divided among a number of different families and individuals, and some of them may not intend to continue to hold their shares. In connection with the offerings, Epson and certain shareholders, including the selling shareholders, which will hold in total 105,376,476 shares upon completion of the offerings, have agreed to certain restrictions on sales and other dispositions of shares for a period of 180 days from the date of this offering memorandum. See "Purchase and Sale". The sale or issuance or the potential for sale or issuance of additional shares could have an adverse impact on the market price of the shares.

You will incur immediate and substantial dilution

The initial public offering price of the shares may be substantially higher than the book value per share of Epson's outstanding shares. Accordingly, the purchasers of the shares will experience immediate and substantial dilution in the net tangible stock value of their shares. In the event Epson were to issue additional shares in the future, purchasers of the shares may experience further dilution.

USE OF PROCEEDS

The net proceeds to Epson from the sale of the shares in the offerings are estimated to be approximately ¥ • million, or ¥ • million if the over-allotment option is exercised in full, after deducting estimated offering expenses payable by Epson. Epson will not receive any proceeds from the sale of existing shares by selling shareholders in the Japanese offering. Of the net proceeds, Epson intends to use ¥ • million for financing capital expenditures related to its inkjet printer, LCD projector and LCD businesses and the remainder for research and development for OLED panels and industrial applications of Micro Piezo inkjet technology.

INFORMATION CONCERNING THE SHARES

Dividend Policy

The declaration, payment and amount of any interim dividend requires a resolution of Epson's board of directors and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. It is Epson's current intention to continue to pay stable cash dividends semiannually and to return a portion of profits to shareholders, although there can be no assurance that Epson will be able to implement this policy. The determination of Epson's future dividend policy and the amount of any future dividends will depend upon a number of factors, including, but not limited to, its earnings, financial condition and cash requirements (including capital expenditure and investment plans), business prospects and such other factors as may be relevant at the time, including statutory and other restrictions with respect to the payments of dividends. The shares offered in the offerings will be entitled to any future dividends which are declared to holders of record as of March 31 and September 30 of each year. See "Description of the Shares — Dividends".

Epson has paid dividends in an aggregate amount of ¥18 per share in each of the past five fiscal years (taking into account adjustments to reflect a two-for-one stock split that took effect on January 1, 2001).

Authorized and Issued Share Capital

As at the date of this offering memorandum, Epson has an authorized share capital of 607,458,368 shares of which 151,864,592 shares are issued. On September 6, 2000, Epson's board of directors approved a two-for-one stock split on Epson's shares, and 75,932,296 new shares were distributed on January 1, 2001 to shareholders of record at October 31, 2000.

Listing of the Shares on the Tokyo Stock Exchange

Application has been made to list the shares on the Tokyo Stock Exchange. The Tokyo Stock Exchange will determine at the time of the pricing of the shares in connection with the offerings whether the shares will be eligible for listing on its First Section or Second Section on the basis of criteria relating to the expected number of outstanding shares, the expected aggregate market value of the shares and the expected amount of public float of shares, in each case at the time of listing, after taking into account the offer price of the shares and other factors. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about June 24, 2003. On the basis of the current information concerning the shares, Epson's management expects that, in the absence of unforeseeable events, the Tokyo Stock Exchange will approve the listing of the shares on the First Section.

EXCHANGE RATES

Epson maintains its accounts in yen. The following table shows the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot U.S. dollars by telegraphic transfer against yen:

Year ended/ending March 31,	High	Low	Average	Period end
	(yen per dollar)			
1999	¥146.40	¥110.45	¥128.24	¥120.55
2000	124.40	101.55	111.62	106.15
2001	123.90	104.30	110.51	123.90
2002	134.80	116.55	124.98	133.25
2003	133.20	115.95	121.98	120.20
2004 (through May 16, 2003)	120.80	116.30	119.01	116.50

Calendar year 2002	High	Low
November	¥123.20	¥119.70
December	125.10	119.90
Calendar year 2003		
January	120.25	117.90
February	119.95	117.10
March	121.25	116.90
April	120.80	117.90
May (through May 16)	118.95	116.30

The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements contained in this offering memorandum.

CAPITALIZATION

The following table shows Epson's consolidated short-term debt and capitalization as of March 31, 2003. It also shows Epson's capitalization as adjusted to give effect to the issuance of 44,500,000 new shares in the offerings (assuming that the over-allotment option is exercised in full).

The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this offering memorandum.

	Actual		As adjusted	
	(in millions of yen and thousands of dollars)			
Short-term bank loans (including current portion of long-term debt)(1)	¥212,456	*$1,767,521*	¥212,456	*$1,767,521*
Long-term debt (less current portion)(1)	¥396,934	*$3,302,280*	¥396,934	*$3,302,280*
Shareholders' equity:				
Common stock 607,458,368 shares authorized; 151,864,592 shares issued (196,364,592 shares as adjusted for the new shares)	12,531	*104,251*	•	•
Additional paid-in capital	10,259	*85,350*	•	•
Retained earnings	264,874	*2,203,611*	264,874	*2,203,611*
Net unrealized gains on other securities	167	*1,389*	167	*1,389*
Translation adjustments	(6,515)	*(54,201)*	(6,515)	*(54,201)*
Treasury stock	(0)	*(0)*	(0)	*(0)*
Total shareholders' equity	281,316	*2,340,400*	•	•
Total	¥678,250	*$5,642,680*	¥ •	*$* •

Notes:

(1) As of March 31, 2003, Epson's secured long-term debt (less current portion) amounted to ¥30 million, and the current portion of Epson's secured long-term debt amounted to ¥194 million. As of March 31, 2003, Epson had no guaranteed indebtedness. As of March 31, 2003, Epson's contingent indebtedness, consisting primarily of guarantees of employees' housing loans from banks, amounted to ¥4,534 million.

(2) Except as stated above, there has been no material change in Epson's capitalization since March 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data for Epson as of and for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003. Epson prepares its accounts in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. Significant differences between Japanese GAAP and U.S. GAAP are summarized in the section titled "Summary of Significant Differences Between Japanese GAAP and U.S. GAAP". The selected consolidated statement of income data for the fiscal years ended March 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of March 31, 2002 and 2003 are derived from Epson's audited consolidated financial statements, which begin on page F-1 of this offering memorandum. The selected consolidated statement of income data for the fiscal years ended March 31, 1999 and 2000 and the selected consolidated balance sheet data as of March 31, 1999, 2000 and 2001 are derived from Epson's audited consolidated financial statements not included in this offering memorandum. The data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included in this offering memorandum.

	As of or year ended March 31,					
	1999	2000	2001	2002	2003	*2003*
	(in millions of yen and thousands of dollars, except per share data)					
Statement of Income Data:						
Net sales	¥1,057,020	¥1,184,364	¥1,340,903	¥1,274,109	¥1,322,453	*$11,002,105*
Gross profit	338,186	366,382	398,070	336,108	362,588	*3,016,539*
Selling, general and administrative expenses	258,892	271,933	293,925	309,912	313,228	*2,605,890*
Operating income	79,294	94,449	104,145	26,196	49,360	*410,649*
Other income (expense), net	(11,460)	(38,343)	(28,574)	(44,578)	(17,731)	*(147,513)*
Income (loss) before income taxes and minority interest	67,834	56,106	75,571	(18,382)	31,629	*263,136*
Net income (loss)	31,947	29,344	37,025	(18,432)	12,510	*104.077*
Net income (loss) per share(1)(3)	420.73	386.46	243.80	(121.37)	81.08	*0.67*
Net income (loss) per share (adjusted)(2)(3)	210.37	193.23	243.80	(121.37)	81.08	*0.67*
Cash dividends per share	18.00	18.00	18.00	18.00	18.00	*0.15*
Balance Sheet Data:						
Current assets	¥ 498,252	¥ 552,528	¥ 737,535	¥ 622,415	¥ 645,310	*$ 5,368,636*
Property, plant and equipment (net of depreciation)	279,514	314,989	467,374	502,251	442,769	*3,683,602*
Total assets	845,995	935,833	1,272,915	1,241,161	1,196,080	*9,950,749*
Current liabilities	488,057	536,060	745,807	600,891	493,087	*4,102,221*
Long-term liabilities	144,708	161,032	234,542	357,549	419,069	*3,486,431*
Shareholders' equity	212,959	238,115	290,782	280,349	281,316	*2,340,400*
Other Financial Data:						
Research and development costs	¥ 59,308	¥ 59,467	¥ 76,019	¥ 79,742	¥ 85,761	*$ 713,486*
Capital expenditures	130,515	123,532	239,414	197,533	89,111	*741,364*
Depreciation and amortization	61,236	71,201	95,176	129,151	125,809	*1,046,664*

Notes:

(1) Net income per share information is calculated by dividing net income by the weighted average number of shares outstanding during the relevant period.

(2) Net income per share (adjusted) information reflects a two-for-one stock split that took effect on January 1, 2001.

(3) Based on a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year-end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the year ended March 31, 2003 as if they were charged to income in such fiscal year. Had the new accounting standard been applied retroactively, net income per share on a pro-forma basis would have been ¥242.43 (unaudited) and ¥(122.02) for the years ended March 31, 2001 and 2002, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and related notes included in this offering memorandum. This section contains forward-looking statements.

Overview

Over the past five years, Epson has in general experienced growth in both sales and profits. However, a downturn in the global economy and in the markets for Epson's electronic devices adversely affected Epson's results of operations for the year ended March 31, 2002. In the year ended March 31, 2003, Epson's results of operations improved compared to the previous fiscal year as sales and profits related to information-related equipment continued to grow. Sales of electronic devices also increased as demand began to recover, although the segment recorded operating losses, particularly in the first half of the fiscal year, as competition intensified for some electronic devices. Net sales in the years ended March 31, 2001, 2002 and 2003 were ¥1,341 billion, ¥1,274 billion and ¥1,322 billion, respectively. Operating income in the years ended March 31, 2001, 2002 and 2003 was ¥104 billion, ¥26 billion and ¥49 billion, respectively.

Net Sales

Epson's business segments are information-related equipment, electronic devices, precision products and other. The following table shows net sales in yen amounts and expressed as a percentage of total net sales (including intersegment sales) in each of Epson's business segments for the periods indicated:

	Year ended March 31,					
	2001		2002		2003	
	(in millions of yen, except percentages)					
Information-related equipment	¥ 875,984	62.0%	¥ 902,248	68.4%	¥ 915,857	66.6%
Electronic devices	412,624	29.2	312,082	23.7	354,288	25.7
Precision products	81,390	5.8	78,188	5.9	79,745	5.8
Other	42,899	3.0	25,828	2.0	26,310	1.9
Total	1,412,897	100.0%	1,318,346	100.0%	1,376,200	100.0%
(Eliminations and corporate)	(71,994)		(44,237)		(53,747)	
Total net sales	¥1,340,903		¥1,274,109		¥1,322,453	

Information-related equipment. Information-related equipment accounted for 66.6% of Epson's net sales (including intersegment sales) in the year ended March 31, 2003. This business segment includes the following business lines:

- *imaging and information products*, such as inkjet and multi-function printers, including related supplies, laser printers, including related supplies, dot matrix printers and image scanners
- *visual instruments*, such as LCD projectors, label writers and related supplies and LCD color monitors
- *system devices*, such as printers for use in POS systems and miniprinter mechanisms
- *personal computers*, for both home and office use

Sales of imaging and information products are generally significantly higher in the second half of the fiscal year compared to the first half. This is due mainly to the effect of year-end holiday-related sales of inkjet and multi-function printers and related supplies. For example, sales of imaging and information products for the second half of the year ended March 31, 2003 were 25.5% higher than sales for the first half of that fiscal year.

Inkjet printers and related supplies are the most important products within this segment in terms of sales and profits. From the year ended March 31, 2001 through the year ended March 31, 2003, market prices for inkjet printers decreased significantly together with those of personal computers and other personal computer-related

equipment as competition intensified and as the practice of bundling lower-priced printers with personal computers became more widespread, particularly in the U.S. market. Epson believes this trend will continue in the near term. In addition, the size of the global market for inkjet printers decreased during calendar year 2002, and to a lesser degree during 2003, with the downturn in the global economy, although the size of the global market for photo-quality inkjet printers and multi-function printers continued to grow during those years. In response to the decrease in market prices, Epson lowered its manufacturing costs, particularly with respect to its lower-priced products, strengthened its marketing of higher-end products and added inkjet printers capable of using pigment-based ink to its product line to capitalize on Epson's strong photo-quality printing technology. As a result, Epson's global unit sales of inkjet printers increased in the year ended March 31, 2003, and its global market share for calendar 2002 also increased. While market prices of inkjet printers have decreased, prices for inkjet printer-related supplies have remained relatively stable, although prices for ink cartridges have begun to decline slightly in the year ended March 31, 2003. In addition, demand for supplies has risen with the accumulated growth in the installed base of Epson printers worldwide and the rapid increase in the printing of content rich in color such as photos. As a result, inkjet printer-related supplies, ink cartridges in particular, have become increasingly important to Epson's information-related equipment business sales and profits.

LCD projectors are an important product within this segment. As the use of data projectors as presentation tools has become more widespread worldwide, business market-related sales of Epson's LCD projectors expanded over the past three fiscal years. In addition, Epson entered into the home projector market in the year ended March 31, 2002. In the year ended March 31, 2003, the profitability of Epson's LCD projector business declined compared to the prior year due to declines in unit prices in both the business and home projector markets which outpaced Epson's cost reduction efforts and the effect of increased unit sales.

Laser printers and dot matrix printers are also important products within this segment. Sales of Epson's laser printers, including related supplies, have been gradually increasing while overall demand for dot matrix printers has been gradually declining in recent years due to a general shift in consumer preference to inkjet and laser printers. Supplies such as toner cartridges are a significant component of Epson's laser printer-related profits and sales.

Multi-function printers that combine inkjet-printing, image-scanning and photocopying functions into one product are becoming an important product for Epson, and sales have continued to grow since Epson entered the market in 1999. Price competition is intense, resulting in decreases in market prices which are currently more rapid than in the inkjet printer market, with the practice of bundling multi-function printers with personal computers adding further downward pressure on market prices. This trend has adversely affected Epson's profitability with respect to this product. Epson's multi-function printers generally share the same ink cartridges and other supplies as its inkjet printers. Because of the additional functions, users of multi-function printers typically consume such supplies at a faster rate than users of inkjet printers thus contributing to Epson's sales of inkjet printer-related supplies.

While image scanners have been an important product for Epson, annual sales growth slowed in the year ended March 31, 2003 compared to the prior fiscal year. Epson believes this was partially due to the significant increase in sales of multi-function printers with image scanner capabilities in the year ended March 31, 2003. If demand for such multi-function printers continues to be strong in the future, sales of image scanners may be further adversely affected.

Electronic devices. Electronic devices accounted for 25.7% of Epson's net sales (including intersegment sales) in the year ended March 31, 2003, up from 23.7% in the prior year. The business segment is divided into the following business lines:

- *displays*, including small and medium-sized monochrome and color STN LCD modules, D-TFD LCD modules and light valves for LCD projectors
- *semiconductor products*, including logic ICs such as LCD driver ICs, packaging of semiconductor devices on a contract basis, memory devices and the manufacturing of semiconductor products on a contract basis
- *quartz devices*, including low- and high-frequency crystal units and oscillators

The energy-saving characteristics of Epson's electronic devices make them particularly well suited for use in mobile phone handsets, PDAs and other portable products. Sales of Epson's electronic devices in the year ended March 31, 2001 increased as the number of mobile phone handsets manufactured globally increased considerably, and mobile phone-related sales accounted for a significant portion of Epson's net sales of electronic devices. Sales of electronic devices in the year ended March 31, 2002 decreased from the prior year due mainly to a slowdown in the growth of the global mobile phone handset market and the lower demand from handset manufacturers for components as they significantly reduced the manufacturing of new handsets to clear excess inventory. Market conditions worsened throughout the year, and sales of electronic devices declined in the second half of the year compared to the first half. In the year ended March 31, 2003, demand for components for mobile phone handsets with color LCDs grew as global production of such handsets increased, while demand for components for mobile phone handsets with monochrome LCDs continued to decline. As a result, Epson's sales of mobile phone handset-related components generally increased in that year compared to the prior year, led by increases in sales of color LCD modules and color LCD driver ICs which are generally priced higher than monochrome products. Sales of electronic devices increased over the course of the year, with the first and second halves of the year ended March 31, 2003 each having higher sales than the preceding six-month period. However, an increase in the supply of certain components, including monochrome LCD driver ICs and active color LCD modules, caused significant price erosion with respect to these products which adversely affected the profitability of Epson's electronic devices business. In particular, the increase in the supply of active color LCD modules was exacerbated as new entrants, including a number of mobile phone handset manufacturers, commenced manufacture of color LCD modules. Important products in this segment, in terms of sales, include monochrome and color STN LCD modules, D-TFD LCD modules, light valves for LCD projectors and logic ICs, including LCD driver ICs. Eliminations due to intersegment sales are higher in this segment compared to the other two principal segments as many of the components manufactured in this segment are used for products in Epson's other segments.

Precision products. Precision products accounted for 5.8% of Epson's net sales (including intersegment sales) in the year ended March 31, 2003. Precision products include watches, watch movements, plastic corrective lenses and factory automation systems as principal products. Sales of watches and watch movements, including the sale of Seiko brand watches to Seiko Corporation, account for a significant portion of sales of precision products. Epson manufactures most of Seiko Corporation's watches as its main supplier.

Other. Other accounted for 1.9% of Epson's net sales (including intersegment sales) in the year ended March 31, 2003. It includes services offered within Epson, such as logistics and shipping services, casualty insurance and leasing services, facility maintenance services, travel and other services, as well as new businesses still in the start-up phase. Because most of the sales in this segment are intersegment sales related to internal services, the segment does not contribute materially to Epson's net sales.

Geographic segments

Epson divides its operations geographically into four segments: Japan, the Americas, Europe and Asia/ Oceania. The following table shows Epson's net sales (excluding intersegment sales) by geographic segment in yen amounts and expressed as a percentage of total net sales for the periods indicated based on the location of the entity recording the sale:

	Year ended March 31,					
	2001		2002		2003	
	(in millions of yen, except percentages)					
Japan	¥ 704,771	52.6%	¥ 622,670	48.9%	¥ 637,544	48.2%
The Americas	246,011	18.3	245,098	19.2	230,263	17.4
Europe	228,230	17.0	241,202	18.9	258,278	19.5
Asia/Oceania	161,891	12.1	165,139	13.0	196,368	14.9
Total	¥1,340,903	100.0%	¥1,274,109	100.0%	¥1,322,453	100.0%

Based on the location of customers, sales outside Japan, constituting 55.9%, 60.1% and 63.0% of net sales in the years ended March 31, 2001, 2002 and 2003, respectively, were somewhat higher than when based on the location of the entity recording the sale. Unless otherwise stated, geographic segment information contained in this offering memorandum is based on location of the entity recording the sale.

While net sales of D-TFD LCD modules continued to grow in Japan in the year ended March 31, 2002, overall net sales in Japan declined due mainly to decreases in sales of STN LCD modules and logic ICs. In the year ended March 31, 2003, increases in net sales of D-TFD LCD modules, memory devices, light valves, inkjet and multi-function printers, including related supplies, and quartz devices were offset in part by decreases in net sales of STN LCD modules and image scanners.

In the Americas, net sales of inkjet and multi-function printers, including related supplies, and image scanners increased in the year ended March 31, 2002 compared to the prior year despite decreases in unit prices. However, this increase was more than offset by larger decreases in sales of quartz devices, STN LCD modules, Epson's silicon foundry business and logic ICs. In the year ended March 31, 2003, net sales decreased due mainly to decreases in sales of dot matrix printers, inkjet and multi-function printers, including related supplies, logic ICs and Epson's silicon foundry business.

Net sales in Europe increased in the year ended March 31, 2002 due mainly to increased sales of inkjet and multi-function printers, including related supplies, and laser printers, including related supplies, which more than offset decreases in net sales of STN LCD modules and quartz devices. Net sales in Europe increased in the year ended March 31, 2003 due mainly to increased sales of inkjet and multi-function printers, including related supplies, and laser printers, including related supplies.

Net sales in Asia/Oceania in the year ended March 31, 2002 grew mainly as a result of increases in sales of inkjet and multi-function printers, including related supplies, laser printers, including related supplies, and LCD projectors which were offset in part by decreases in sales of STN LCD modules and logic ICs. Net sales in Asia/ Oceania in the year ended March 31, 2003 increased due mainly to increased sales of STN LCD modules, logic ICs and D-TFD LCD modules.

Epson's net sales outside Japan are generally denominated in the local currency of the country in which the customer is located and are subject to fluctuations in the value of the yen in relation to these currencies.

Costs and Expenses

Cost of sales includes the cost of raw materials and components, labor costs, outsourcing costs, depreciation and amortization and research and development costs. Research and development costs not accounted for as cost of sales are accounted for as selling, general and administrative expenses. The increased level of capital expenditures in the years ended March 31, 2001 and 2002, mostly related to the electronic devices business, led to increased depreciation and amortization costs in the years ended March 31, 2002 and 2003. A portion of Epson's costs for components and raw materials, and most labor costs related to its foreign subsidiaries, are denominated in the local currency of the country in which the subsidiary is located. Sales in these currencies offset these costs to some extent, thereby reducing the effect of currency fluctuations. See "— Currency Fluctuations".

The major components of selling, general and administrative expenses in the year ended March 31, 2003 were salaries and wages (23.2%), research and development costs (13.7%), sales promotion (9.7%), advertising (9.6%) and shipping costs (6.3%).

In the year ended March 31, 2003, in response to the more challenging market environment that it began to encounter in the prior fiscal year, Epson enhanced its cost reduction efforts, including by reducing manufacturing costs, leading to an improvement in both gross margin and operating margin.

Operating Income

The relative contribution of Epson's two principal business segments to its operating income has varied significantly during the period between the years ended March 31, 2001 and 2003 due principally to the fluctuation of operating income of the electronic devices segment, as illustrated in the table below:

	Year ended March 31,					
	2001		2002		2003	
	(in millions of yen, except percentages)					
Information-related equipment	¥ 36,802	36.4%	¥ 58,803	270.2%	¥ 80,426	163.0%
Electronic devices	70,718	70.0	(22,388)	(102.9)	(28,000)	(56.7)
Precision products	166	0.2	(4,107)	(18.9)	645	1.3
Other	(6,694)	(6.6)	(10,547)	(48.4)	(3,732)	(7.6)
Total	100,992	100.0%	21,761	100.0%	49,339	100.0%
(Eliminations and corporate)	3,153		4,435		21	
Total operating income	¥104,145		¥ 26,196		¥ 49,360	

Operating income of information-related equipment was ¥36,802 million, or 36.4% of total operating income before eliminations and corporate, in the year ended March 31, 2001. In the years ended March 31, 2002 and 2003, operating income from information-related equipment was ¥58,803 million and ¥80,426 million, respectively, which more than offset operating losses in other segments. Operating income from information-related equipment is generally higher in the second half of the fiscal year compared to the first half due primarily to higher net sales in the second half. For example, in the year ended March 31, 2003, operating income was ¥33,836 million in the first half and ¥46,590 million in the second half of the year.

In the year ended March 31, 2001, the electronic devices segment contributed substantially to Epson's total operating income, generating ¥70,718 million, or 70.0% of Epson's total operating income before eliminations and corporate. In the years ended March 31, 2002 and 2003, electronic devices recorded operating losses of ¥22,388 million and ¥28,000 million, respectively. Although operating losses increased in the year ended March 31, 2003 compared to the year ended March 31, 2002, operating losses peaked in the second half of the year ended March 31, 2002 at ¥29,710 million and then decreased to ¥22,250 million in the first half of the year ended March 31, 2003 and to ¥5,750 million in the second half of the year ended March 31, 2003.

Although the precision products segment recorded an operating loss of ¥4,107 million in the year ended March 31, 2002, the segment regained profitability in the year ended March 31, 2003 with operating income of ¥645 million.

The other segment recorded operating losses in the years ended March 31, 2001, 2002 and 2003. This segment generally generates operating losses because it includes businesses still in the start-up phase, when expenses generally exceed revenues, and services offered within Epson which also produce limited revenues.

Currency Fluctuations

Because of the international nature of its business, Epson is exposed to both translation and transaction risk stemming from currency exchange rate fluctuations. Translation risk is the risk relating to the consolidation of foreign currency denominated financial statements of overseas subsidiaries. Fluctuations in exchange rates affect the financial statements of overseas subsidiaries when translated into yen. Translation risk is a reporting consideration and does not reflect Epson's underlying results of operations. Epson does not hedge against this risk.

Transaction risk is the risk resulting from differences in the currency structure of Epson's sales and costs. Epson is subject to transaction risk due mainly to fluctuations in the value of the U.S. dollar and the euro against the Japanese yen, as a significant portion of its revenue is denominated in these currencies. In recent years, Epson has increased foreign components suppliers and has moved some of its manufacturing facilities overseas. These efforts have generated foreign currency costs mainly in the U.S. dollar or currencies that generally move in

tandem with the U.S. dollar to offset a portion of its foreign currency denominated revenue. Epson also enters into forward exchange contracts and currency options to hedge portions of its transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen for specified periods. However, Epson remains exposed to the effects of foreign exchange fluctuations of the euro and, to a much lesser extent, the U.S. dollar. Generally, a weakening of the Japanese yen against other currencies has a positive effect on Epson's operating income and net income. A strengthening of the Japanese yen against other currencies generally has the opposite effect. The yen weakened significantly against the U.S. dollar and the euro during the year ended March 31, 2002. The yen was significantly weaker on average against the euro during the year ended March 31, 2003, but on average did not significantly change against the U.S. dollar. The average rate of the yen against the euro was approximately 1 euro = ¥100.36, 1 euro = ¥110.44 and 1 euro = ¥120.88, for the years ended March 31, 2001, 2002 and 2003, respectively. The average rate of the yen against the U.S. dollar was approximately $1 = ¥110.51, $1 = ¥124.98 and $1 = ¥121.98, for the years ended March 31, 2001, 2002 and 2003, respectively.

Taxes

Under Japanese tax law, Epson has paid personal holding company taxes on non-consolidated undistributed income, including in the year ended March 31, 2001, because a limited number of related shareholders together owned one half or more of Epson's outstanding common stock. This tax increased Epson's actual tax rate by 6.9% in the year ended March 31, 2001. Epson paid no personal holding company taxes in the years ended March 31, 2002 and 2003 because it had no taxable income on a non-consolidated basis. Assuming these related shareholders do not purchase additional shares, Epson expects that it will be exempt from personal holding company taxes after the offerings.

In August 2002, amendments to Japan's income tax laws to introduce consolidated corporate taxation became effective. The consolidated corporate tax system is available for fiscal years beginning on or after April 1, 2002. The new system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. A company may elect to pay national income taxes based on the consolidated corporate tax system or based on the previously existing system of taxation on a non-consolidated basis. Once a company elects to use consolidated taxation, it must apply the same methodology consistently in subsequent years. Also, a surcharge of 2% of taxable income is currently charged to companies electing to use consolidated taxation until the year ending March 31, 2004. Epson plans to adopt consolidated taxation beginning the year ending March 31, 2004.

A new enterprise tax on gross profits of large corporations, together with a reduction of the statutory income tax rate, is expected to be introduced from April 2004. As a result, the income tax rate used in the calculation of deferred tax assets and liabilities at March 31, 2003 changed slightly. The effect of this change for the year ended March 31, 2003 was an increase in net deferred tax assets of ¥778 million and a decrease in income tax expense of ¥774 million.

Pension Plans

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan. To supplement this welfare pension plan, the Company and these subsidiaries also maintain non-contributory tax-qualified defined benefit pension plans. An accounting standard for employee retirement benefits effective since the year ended March 31, 2001 requires companies to provide for retirement benefits on an accrual basis based on an estimate of the projected benefit obligation and the value of pension fund assets. In the year ended March 31, 2001, Epson charged to other expenses all of its cumulative obligations related to the adoption of this accounting standard in the amount of ¥13,800 million. The balance of unrecognized actuarial losses was ¥15,104 million, ¥51,520 million and ¥38,898 million as of March 31, 2001, 2002 and 2003, respectively. Of the increase between March 31, 2001 and 2002, more than half was due to the reduction of the discount rate applied to projected benefit obligations from 3.5% to 3.0%. Weak actual returns on plan assets during the year ended March 31, 2002 was the next most significant factor. The reduction between March 31, 2002 and 2003 was due to Epson's relinquishment of the substitutional portion of its pension plan described below offset in part by the effect of weak returns on plan assets. Unrecognized actuarial losses as of March 31, 2001 are amortized over five years on a straight-line basis beginning the year ended March 31, 2002 as part of salaries and wages within

selling, general and administrative expenses and cost of sales. Changes to the balance in following years are similarly reflected in the statement of income through adjustments to the amount of salaries and wages over five years beginning in the next fiscal year. The amortization amounts related to unrecognized actuarial losses in the years ended March 31, 2002 and 2003 were ¥2,951 million and ¥10,309 million, respectively.

The Japanese government welfare pension system allows corporations to substitutionally manage a portion of their employees' welfare pension plan that would otherwise be managed by the public pension system. This enables a corporation to increase its pension fund if it can achieve strong investment returns. However, due to the low interest rate environment and the weakness of the stock market in Japan in recent years, corporations have not been able to realize the potential benefit and, in many cases, have incurred increased costs related to funding deficits in the substitutional portion of the welfare pension fund. Based on legislation enacted in June 2001, corporations are now able to relinquish the substitutional portion of their employees' welfare pension plan to the public pension system, generally without decreasing future pension payments to employees. Although Epson previously managed a portion of its defined benefit welfare pension plan on behalf of the public pension system, Epson decided to relinquish the management of such portion and obtained requisite approval from government authorities in the year ended March 31, 2003. As a result, Epson recorded other income of ¥17.6 billion in the year ended March 31, 2003, which represents the amount of reversal from accrued pension and severance costs related to the substitutional portion.

Epson is considering changing approximately half of its tax-qualified pension plans from defined benefit plans to new non-tax-qualified defined contribution plans and the remaining half from tax-qualified defined benefit plans to new non-tax-qualified defined benefit plans both beginning April 1, 2004. Although the change from defined benefit plans to defined contribution plans would require Epson to incur an expense in the year ending March 31, 2004, the fiscal year in which any decision to make the change is expected to be made, the change would have the effect of decreasing Epson's exposure to pension plan-related risks such as changes in actuarial assumptions and weak performance of pension assets. The expense related to the change would consist primarily of a one-time write-off of the portion of unrecognized actuarial losses as of March 31, 2004 related to the approximately half of Epson's current tax qualified pension plans that is being changed to defined contribution plans. In addition, such change, as well as the change of the remaining half to non-tax-qualified defined benefit plans, would require a settlement of funding deficits related to the pension assets for tax-qualified pension plans in the year ending March 31, 2004 which would mainly affect Epson's cash flow and not its statement of income.

Semiconductor Product Joint Venture with IBM

In June 2001, IBM and Epson formed YSC as a joint venture to own and operate a 200 mm silicon wafer IC manufacturing facility formerly owned by IBM Japan and to develop 300 mm silicon wafer IC manufacturing capabilities using 0.10-0.13 micron manufacturing processes and copper wiring technology. See "Business — Electronic Devices — Joint Venture with IBM". Epson acquired a 50% equity interest in YSC for ¥8.1 billion. IBM has the option to sell its 50% interest in YSC to Epson after June 2006 for ¥9.5 billion. Epson also has the option to buy IBM's 50% interest after such date for the same amount. Also in connection with the joint venture, Epson paid IBM an aggregate of $300.5 million (approximately ¥37.5 billion), between June 2001 and March 2003, in one-time royalties for licenses related to intellectual property of IBM for semiconductor product manufacturing processes. Epson will pay an additional $12.5 million installment of royalties in June 2003. Epson also has the option to acquire additional licenses related to state-of-the-art 0.10 micron manufacturing processes, although it currently does not intend to exercise such option. At April 30, 2003, Epson had ¥3.2 billion in outstanding loans to YSC. Epson currently accounts for its interest in YSC using the equity method.

According to the original agreement between IBM and Epson, the two companies were each to use one-half of YSC's existing 200 mm silicon wafer IC manufacturing capacity beginning January 2002, and Epson's share of YSC's manufacturing capacity was to increase to 80% in July 2003 and 100% in July 2004. The price that the two companies would pay for semiconductor products produced by YSC was to be determined based on YSC's cost (both fixed and variable) plus a certain margin. If either company did not utilize all of its allocated capacity, that company was required to reimburse YSC on a regular basis for the fixed costs related to the unutilized capacity. Accordingly, Epson is required to pay YSC its allocated percentage of YSC's fixed cost, regardless of

the amount of its allocated capacity that it utilizes, plus the variable costs for the semiconductor products that Epson purchases. These payments are reflected in Epson's cost of sales.

In the year ended March 31, 2003, YSC's facilities operated significantly below capacity due to lower than expected production levels related primarily to the start-up of YSC's production of semiconductor products for Epson and changes in the mix of such products, and as a result the operation of YSC adversely affected the results of operations of Epson's semiconductor product business. Production activity at YSC has since increased, and Epson expects the facility to begin operating generally at full capacity during the first half of the current fiscal year. Based on Epson's current production plans and payments from IBM related to IBM's unused allocated percentage of YSC capacity through July 2004, Epson expects that the operation of YSC will not adversely affect the results of operations of its semiconductor product business in the current and following fiscal year. Epson's ability to conduct YSC-related operations on a profitable basis thereafter will depend on its ability to successfully adapt YSC's product mix to market demand and other factors.

The downturn in the semiconductor market in 2001 and 2002 caused Epson to revise its strategy for the semiconductor products business, including a reevaluation of the type of semiconductor products it will seek to offer in the future. As a result, Epson cancelled the planned development of 300 mm silicon wafer IC manufacturing capabilities at YSC. In addition, although Epson originally intended to amortize the intellectual property licensed from IBM in connection with the YSC joint venture evenly over a five-year period, Epson wrote off in the year ended March 31, 2003 the portion of the licensed intellectual property that it deemed it would not utilize based on its revised strategy. As a result, Epson incurred other expenses of ¥20.6 billion in the year ended March 31, 2003. The portion of the licensed intellectual property that was not written off will continue to be amortized over a five-year period.

Outlook

While Epson's results of operations for the year ending March 31, 2004 are difficult to estimate early in the fiscal year and are subject to a number of uncertainties, Epson believes that many of the recent trends evident in its principal businesses will continue in the near term. As a result, Epson currently expects that net sales will continue to increase driven by sales growth in both its information-related equipment and electronic devices segments. Operating income is also expected to increase as operating margins in the electronic devices business continue the recovery that commenced in the second half of the year ended March 31, 2003 and benefit from lower depreciation costs, offset in part by an expected decline in operating income in the information-related equipment business reflecting ongoing price competition, particularly for inkjet and multi-function printers, as well as costs related to major design changes aimed at increasing the quality and cost competitiveness of inkjet and multi-function printers. As a result of the improvement in operating income and an expected decrease in other expenses, taking into account the anticipated impact of the change in Epson's tax-qualified pension plans discussed above and currently anticipated reorganization costs, Epson currently estimates that net income will also increase in the year ending March 31, 2004. The foregoing outlook is based on assumed currency exchange rates of 1 euro = ¥118 and $1 = ¥120.

The foregoing statements regarding the year ending March 31, 2004 are forward-looking statements based on Epson's assumptions and beliefs as to economic, political and market conditions, Epson's performance under these conditions and other factors, and are subject to the qualifications set forth in "Forward-looking Statements".

Critical Accounting Policies

Epson's consolidated financial statements are prepared in conformity with Japanese GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Epson's financial statements is a critical accounting estimate if it requires Epson to make assumptions about matters that are highly uncertain at the time this accounting estimate is made, and either different estimates that Epson reasonably could have used in the current period, or changes in the

accounting estimates that are reasonably likely to occur from period to period, would have a material impact on the presentation of Epson's financial condition or results of operations. Epson has identified the following critical accounting policies with respect to its financial presentation.

Valuation of inventory

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method, and market value is determined based on the estimated price at which the same inventory may be sold or bought, whichever is more readily determinable. Epson routinely reviews individual items in its inventories for their age and salability and for indications of obsolescence to determine whether cost exceeds market value. Judgments and estimates must be made and used in connection with establishing such valuations in any accounting period.

Deferred tax assets

Epson records deferred tax assets with valuation allowances to adjust their carrying amounts when Epson believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income based on the weight of available evidence. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. There have not been any material discrepancies between expected and actual taxable income in terms of deferred tax assets calculations in recent years.

Retirement benefit plans

Projected benefit obligations are determined on an actuarial basis and significantly affected by the assumptions used in their calculation, such as the discount rate, long-term rate of return of plan assets, salary growth and other factors. Epson annually reviews the assumptions underlying the actuarial calculations, making adjustments based on current market conditions and actual current data. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect future pension obligations and pension costs. See "— Overview — Pension Plans".

Warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products for which warranty expenses can be specifically estimated. Epson makes judgments and estimates of potential warranty claims related to its revenue. While Epson believes that the estimates are reasonable, differences in the actual relationship of warranty costs to net sales or changes in estimates may affect future results of operations.

Results of Operations

The following table shows selected statement of income data, and the percentages of net sales represented by these items, for the periods indicated:

	Year ended March 31,					
	2001		2002		2003	
	(in millions of yen, except percentages)					
Net sales	¥1,340,903	100.0%	¥1,274,109	100.0%	¥1,322,453	100.0%
Cost of sales	942,833	70.3	938,001	73.6	959,865	72.6
Gross profit	398,070	29.7	336,108	26.4	362,588	27.4
Selling, general and administrative expenses	293,925	21.9	309,912	24.3	313,228	23.7
Operating income	104,145	7.8	26,196	2.1	49,360	3.7
Other income	14,362	1.0	9,258	0.7	29,798	2.3
Other expenses	42,936	3.2	53,836	4.2	47,529	3.6
Income (loss) before income taxes and minority interest	75,571	5.6	(18,382)	(1.4)	31,629	2.4
Income taxes	38,398	2.8	(330)	(0.0)	18,657	1.4
Minority interest in subsidiaries	148	0.0	380	0.0	462	0.1
Net income (loss)	¥ 37,025	2.8%	¥ (18,432)	(1.4)%	¥ 12,510	0.9%

Comparison of the years ended March 31, 2003 and 2002

Net sales. Net sales totaled ¥1,322,453 million in the year ended March 31, 2003, an increase of 3.8% from ¥1,274,109 million in the year ended March 31, 2002. The increase was attributable to an increase in sales of electronic devices and information-related equipment. Net sales amounts discussed below for each of Epson's main business segments represent amounts before the elimination of intersegment revenues.

Information-related equipment. Net sales totaled ¥915,857 million in the year ended March 31, 2003, an increase of 1.5% from ¥902,248 million in the year ended March 31, 2002. The increase was attributable primarily to increases in sales of inkjet and multi-function printers, including related supplies, and laser printers, including related supplies, offset in part by decreases in sales of dot matrix printers. Sales of inkjet and multi-function printers, including related supplies, increased primarily due to the effects of increased unit sales, particularly of multi-function printers, higher sales of ink cartridges and other related supplies as a result of higher ink usage related to accumulated growth in the installed base of Epson printers, increases in demand for the printing of digital photos and other graphic-intensive documents and the depreciation of the yen against the euro. These effects were offset in part by decreases in market prices, particularly of inkjet printers and, to a lesser extent, ink cartridges. Sales of laser printers, including related supplies, increased due mainly to increased unit sales of toner cartridges offset in part by the effect of decreases in market prices of laser printers. Sales of dot matrix printers decreased due to a general shift in consumer preference to other types of printers and decreases in market prices.

Electronic devices. Net sales totaled ¥354,288 million in the year ended March 31, 2003, an increase of 13.5% from ¥312,082 million in the year ended March 31, 2002. The increase was attributable primarily to increases in sales of D-TFD LCD modules, color LCD driver ICs, light valves, color STN LCD modules and memory devices for use in mobile phone handsets, offset in part by decreases in sales of monochrome STN LCD modules and monochrome LCD driver ICs. Sales of D-TFD LCD modules and color STN LCD modules increased due to the effect of increased unit sales related to the shift to handsets with color LCDs in certain markets outside Japan offset in part by the effect of decreases in market prices, particularly with respect to D-TFD LCD modules. Sales of light valves increased due to increased demand related to growth in the data projector and home LCD projector markets. Sales of memory devices for use in mobile phone handsets increased due to increased demand related to higher-end mobile phone handsets which require

more memory. Sales of monochrome STN LCD modules and monochrome LCD driver ICs decreased due to the effect of decreased unit sales related to the shift to handsets with color LCDs.

Precision products. Net sales totaled ¥79,745 million in the year ended March 31, 2003, an increase of 2.0% from ¥78,188 million in the year ended March 31, 2002. The increase was due mainly to an increase in sales of factory automation systems due to increased capital investments by customers offset in part by a decrease in sales of watches.

Other. Net sales totaled ¥26,310 million in the year ended March 31, 2003, an increase of 1.9% from ¥25,828 million in the year ended March 31, 2002.

Cost of sales. Cost of sales increased 2.3% from ¥938,001 million in the year ended March 31, 2002 to ¥959,865 million in the year ended March 31, 2003. This increase primarily reflects the increase in net sales during the same period. Cost of sales did not increase to the same extent as net sales primarily because of manufacturing cost reduction efforts related mainly to inkjet printers and image scanners and the depreciation of the yen against the euro which caused a relative increase in sales compared to costs with respect to European sales.

Gross profit. Gross profit increased 7.9% from ¥336,108 million in the year ended March 31, 2002 to ¥362,588 million in the year ended March 31, 2003, and gross margin increased from 26.4% to 27.4%.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 1.1% from ¥309,912 million in the year ended March 31, 2002 to ¥313,228 million in the year ended March 31, 2003. The increase was due mainly to an increase in salaries and wages, arising primarily from higher pension costs, as well as increases in shipping costs and research and development costs. Selling, general and administrative expenses did not increase to the same extent as net sales mainly because the foregoing increases were offset in part by a decrease in sales promotion expenses related to the information-related equipment segment.

Operating income. As a result of the preceding factors, operating income increased 88.4% to ¥49,360 million in the year ended March 31, 2003 from ¥26,196 million in the year ended March 31, 2002. Operating margin increased from 2.1% to 3.7%.

Information-related equipment. Operating income grew 36.8% to ¥80,426 million in the year ended March 31, 2003 from ¥58,803 million in the year ended March 31, 2002, and operating margin increased from 6.5% to 8.8%. The increase was due mainly to the effect of manufacturing cost reduction efforts, related primarily to inkjet printers, image scanners and LCD projectors, increases in unit sales and the depreciation of the yen against the euro. These effects were offset in part by the adverse impact of decreases in market prices.

Electronic devices. An operating loss of ¥28,000 million was recorded in the year ended March 31, 2003 compared to an operating loss of ¥22,388 million in the year ended March 31, 2002. Despite a general recovery in demand for mobile phone handset components leading to increased unit sales, Epson's operating loss worsened as its cost reduction efforts were outpaced by the effects of declines in market prices of its products and increased depreciation and amortization costs. However, Epson's operating loss decreased significantly in the second half of the year ended March 31, 2003. See "— Overview — Operating Income".

Precision products. Operating income of ¥645 million was recorded in the year ended March 31, 2003 compared to an operating loss of ¥4,107 million in the year ended March 31, 2002. The improvement was due mainly to a shift in production to higher margin watches and increased sales of factory automation systems.

Other. An operating loss of ¥3,732 million was recorded in the year ended March 31, 2003 compared to an operating loss of ¥10,547 million in the year ended March 31, 2002. The improvement was due mainly to the temporary transfer of the LTPS TFT and OLED businesses to the electronic devices segment from April 1, 2002 to November 30, 2002.

Other income. Other income increased 221.9% from ¥9,258 million in the year ended March 31, 2002 to ¥29,798 million in the year ended March 31, 2003. The increase was due to a gain on the transfer to the

government of the substitutional portion of pension liabilities of ¥17,577 million and a reversal of warranty costs related to a defective electronic device component of ¥2,982 million. See "— Overview — Pension Plans" and "Investment Considerations — Defective products could adversely affect Epson's results of operations".

Other expenses. Other expenses decreased 11.7% to ¥47,529 million in the year ended March 31, 2003 from ¥53,836 million in the year ended March 31, 2002. The decrease was due to the absence of a one-time incurrence of warranty costs of ¥21,797 million in the previous year offset in part by an increase of reorganization costs to ¥23,955 million in the year ended March 31, 2003 from ¥4,865 million in the previous year. The increase in reorganization costs was due mainly to the write-down of ¥20,642 million related to intellectual property acquired from IBM in connection with the YSC joint venture as well as costs related to the dissolution of a subsidiary that operated semiconductor product manufacturing facility in Japan that was closed in October 2002. See "Investment Considerations — Epson may incur further losses related to its investment in Yasu Semiconductor Corporation" and "Business — Electronic Devices — Manufacturing". In addition, loss on disposal of property, plant and equipment decreased to ¥3,233 million in the year ended March 31, 2003 from ¥7,484 million in the year ended March 31, 2002 as the amount of such losses in the year ended March 31, 2002 included losses related to the relocation of certain manufacturing operations.

Income before income taxes and minority interests. Income before income taxes and minority interests in the year ended March 31, 2003 was ¥31,629 million compared to a loss before income taxes and minority interests of ¥18,382 million in the year ended March 31, 2002 as a result of increases in operating income and other income and a decrease in other expenses.

Income taxes. Income taxes were ¥18,657 million in the year ended March 31, 2003 compared to ¥(330) million in the year ended March 31, 2002, and the actual tax rate applicable to Epson was 59.0% in the year ended March 31, 2003. The actual tax rate was significantly higher than the statutory tax rate of 41.7% due primarily to the effects of unrecognized tax benefit for inter-company profit elimination and changes in valuation allowance.

Net income. As a result of the foregoing factors, net income in the year ended March 31, 2003 was ¥12,510 million as compared to a net loss of ¥18,432 million in the year ended March 31, 2002.

Comparison of the years ended March 31, 2002 and 2001

Net sales. Net sales totaled ¥1,274,109 million in the year ended March 31, 2002, a decrease of 5.0% from ¥1,340,903 million in the year ended March 31, 2001. The decrease was attributable to decreases of sales of electronic devices offset in part by an increase in sales of information-related equipment. Net sales of precision products also declined. Net sales amounts discussed below for each of Epson's main business segments represent amounts before the elimination of intersegment revenues.

Information-related equipment. Net sales totaled ¥902,248 million in the year ended March 31, 2002, an increase of 3.0% from ¥875,984 million in the year ended March 31, 2001. The increase was attributable primarily to increased sales related to inkjet printers and laser printers, both including related supplies, printers for use in POS systems and LCD projectors offset in part by decreases in sales of personal computers and LCD color monitors. Sales of inkjet printers including related supplies increased due to the effect of the depreciation of the yen against the euro and the U.S. dollar and higher sales of ink cartridges and other related supplies as a result of accumulated growth in the installed base of Epson printers as well as higher ink usage related to increases in demand for the printing of digital photos and other graphic-intensive documents. Although unit sales for lower-priced inkjet printers were generally unchanged from the previous fiscal year, sales decreased due to decreases in market prices. Sales of laser printers including related supplies increased primarily due to higher sales of toner cartridges. Sales of printers for use in POS systems increased from the previous fiscal year due to increased sales in Europe, the depreciation of the yen and a rebound effect from the year ended March 31, 2001 during which demand was temporarily constrained, which more than offset the effects of a decrease in large capital investment programs in the United States and weakness of the Japanese economy. Sales of LCD projectors increased as the market for data projectors for business use continued to expand and the introduction by Epson of models for the home projector market. Sales of personal computers decreased in the year ended March 31, 2002 as the growth of the

Japanese personal computer market slowed. Sales of LCD color monitors decreased in the year ended March 31, 2002 due to a decrease in orders from amusement equipment manufacturers.

Electronic devices. Net sales totaled ¥312,082 million in the year ended March 31, 2002, a decrease of 24.4% from ¥412,624 million in the year ended March 31, 2001. While sales of D-TFD LCD modules increased, sales of STN LCD modules (monochrome and color), LCD driver ICs, silicon foundry services and quartz devices declined due to decreased demand for mobile phone handset components based on slower growth of the mobile phone handset market and the prolonged process of handset inventory reduction.

Precision products. Net sales totaled ¥78,188 million in the year ended March 31, 2002, a decrease of 3.9% from ¥81,390 million in the year ended March 31, 2001. The decrease was due mainly to a decrease in sales of factory automation systems as a result of decreased capital investments by semiconductor manufacturers.

Other. Net sales totaled ¥25,828 million in the year ended March 31, 2002, a decrease of 39.8% from ¥42,899 million in the year ended March 31, 2001 due mainly to the existence in the year ended March 31, 2001 of intersegment revenues related to the sale of manufacturing equipment to foreign manufacturing subsidiaries in the year ended March 31, 2001.

Cost of sales. Cost of sales decreased 0.5% from ¥942,833 million in the year ended March 31, 2001 to ¥938,001 million in the year ended March 31, 2002. This decrease primarily reflects the decrease in net sales during the same period. Cost of sales did not decrease to the same extent as net sales due mainly to an increase in per unit costs of electronic devices relative to per unit sales. With the significant decrease in mobile phone-related component sales in the year ended March 31, 2002, Epson's electronic devices manufacturing facilities operated at substantially less than full capacity. This effect was offset in part by manufacturing cost reduction efforts related mainly to inkjet printers and the depreciation of the yen which caused a relative increase in sales compared to costs.

Gross profit. Gross profit decreased 15.6% from ¥398,070 million in the year ended March 31, 2001 to ¥336,108 million in the year ended March 31, 2002, and gross margin decreased from 29.7% in the year ended March 31, 2001 to 26.4% in the year ended March 31, 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 5.4% from ¥293,925 million in the year ended March 31, 2001 to ¥309,912 million in the year ended March 31, 2002. This increase reflects increases in salaries and wages and sales promotion expenses relating to the information-related equipment segment.

Operating income. As a result of the preceding factors, operating income decreased 74.8% to ¥26,196 million in the year ended March 31, 2002 from ¥104,145 million in the year ended March 31, 2001. Operating margin decreased from 7.8% in the year ended March 31, 2001 to 2.1% in the year ended March 31, 2002.

Information-related equipment. Operating income grew 59.8% to ¥58,803 million in the year ended March 31, 2002 from ¥36,802 million in the year ended March 31, 2001. Operating margin increased from 4.2% in the year ended March 31, 2001 to 6.5% in the year ended March 31, 2002. The increase was due mainly to the effect of increases in unit sales and manufacturing cost reduction efforts, mainly related to inkjet printers, and the depreciation of the yen offset in part by the effect of decreases in market prices of inkjet printers.

Electronic devices. An operating loss of ¥22,388 million was recorded in the year ended March 31, 2002 compared to operating income of ¥70,718 million in the year ended March 31, 2001. The decrease was due mainly to large decreases in mobile phone-related component sales and the operation of manufacturing facilities at substantially less than full capacity as well as increased depreciation and amortization costs.

Precision products. An operating loss of ¥4,107 million was recorded in the year ended March 31, 2002 compared to operating income of ¥166 million in the year ended March 31, 2001. The decrease was due mainly to the decrease in sales of factory automation systems.

Other. An operating loss of ¥10,547 million was recorded in the year ended March 31, 2002 compared to an operating loss of ¥6,694 million in the year ended March 31, 2001 due to decreased sales as well as increased research and development costs related to LTPS TFT LCDs and OLEDs.

Other income. Other income decreased 35.5% from ¥14,362 million in the year ended March 31, 2001 to ¥9,258 million in the year ended March 31, 2002. The decrease was due mainly to a one-time gain in the year ended March 31, 2001 of ¥4,360 million on securities Epson contributed to fund an employee retirement benefit trust and a decrease of 43.5% in interest and dividend income from ¥2,321 million in the year ended March 31, 2001 to ¥1,311 million in the year ended March 31, 2002.

Other expenses. Other expenses increased 25.4% to ¥53,836 million in the year ended March 31, 2002 from ¥42,936 million in the year ended March 31, 2001 due mainly to warranty costs of ¥21,797 million related to a defective electronic device component. See "Investment Considerations — Defective products could adversely affect Epson's results of operations". In the year ended March 31, 2001, Epson incurred transition obligation expenses of ¥13,800 million to implement a new accounting standard for pension and severance costs. Epson also incurred reorganization costs of ¥4,865 million in the year ended March 31, 2002 related to the consolidation of manufacturing facilities. Interest expenses decreased to ¥7,097 million in the year ended March 31, 2002 from ¥9,419 million in the year ended March 31, 2001 due to generally lower interest rates.

Income before income taxes and minority interests. Epson recorded a loss before income taxes and minority interests for the year ended March 31, 2002 of ¥18,382 million compared with income before income taxes and minority interests of ¥75,571 million in the year ended March 31, 2001 due primarily to the decrease in operating income and incurrence of warranty costs.

Income taxes. Income taxes for the year ended March 31, 2002 were ¥(330) million compared to ¥38,398 million in the year ended March 31, 2001 as a result of the loss before income taxes and minority interests in the year ended March 31, 2002. Negative income taxes were due to changes in valuation allowance, tax credits and the recording of deferred income taxes.

Net loss. As a result of the foregoing factors, Epson recorded a net loss of ¥18,432 million for the year ended March 31, 2002 compared to net income of ¥37,025 million for the year ended March 31, 2001.

Financial Condition

	March 31,	
	2002	2003
	(in millions of yen, except percentages)	
Total assets	¥1,241,161	¥1,196,080
Total liabilities	958,440	912,156
Working capital	21,524	152,223
Ratio of debt to total capital (debt plus equity)	68.3%	68.4%

Total assets as at March 31, 2003 decreased 3.6% to ¥1,196,080 million from ¥1,241,161 million as at March 31, 2002. Property, plant and equipment decreased by ¥59,482 million offset by an increase of ¥22,895 million in current assets. The decrease in property, plant and equipment was due mainly to an increase in accumulated depreciation. The increase in current assets was due mainly to an increase in cash and cash equivalents offset in part by a decrease in notes and accounts receivable, trade.

Total liabilities as at March 31, 2003 decreased 4.8% to ¥912,156 million from ¥958,440 million as at March 31, 2002. Current liabilities decreased by ¥107,804 million offset by an increase of ¥61,520 million in long-term liabilities. The decrease in current liabilities was due mainly to decreases in short-term bank loans, accrued warranty costs and current portion of long-term debt. The increase in long-term liabilities was due mainly to an increase in long-term debt offset in part by a decrease in accrued pension and severance costs. Epson's partial shift of borrowings from short-term to long-term debt was partially in response to the low interest rate environment.

Working capital, defined as current assets less current liabilities, increased from ¥21,524 million as at March 31, 2002 to ¥152,223 million as at March 31, 2003. The increase was due mainly to an increase in cash and cash equivalents and decreases in short-term bank loans, accrued warranty costs and current portion of long-term debt offset in part by a decrease in notes and accounts receivable, trade.

Ratio of debt to total capital was 68.4% at March 31, 2003, which was relatively unchanged from 68.3% at March 31, 2002.

Liquidity and Capital Resources

Epson has traditionally financed its operations primarily through cash generated by its operations and long- and short-term bank borrowings.

The following table shows information about Epson's cash flows during the periods indicated:

	Year ended March 31,		
	2001	2002	2003
	(in millions of yen)		
Net cash provided by operating activities	¥ 99,585	¥ 151,284	¥ 159,504
Net cash used in investing activities	(170,454)	(278,358)	(107,943)
Net cash provided by financing activities	97,729	101,701	9,111
Effect of exchange rate fluctuations on cash and cash equivalents	2,928	2,389	307
Net increase (decrease) in cash and cash equivalents	29,788	(22,984)	60,979
Cash and cash equivalents at the beginning of the year	124,316	154,293	131,309
Cash and cash equivalents of subsidiaries newly consolidated	189	—	—
Cash and cash equivalents at the end of the year	¥ 154,293	¥ 131,309	¥ 192,288

Net cash provided by operating activities in the years ended March 31, 2001, 2002 and 2003 was ¥99,585 million, ¥151,284 million and ¥159,504 million, respectively. Net cash provided by operating activities was the result primarily of net income together with non-cash items such as depreciation and amortization. The increase in the year ended March 31, 2003 was due mainly to a smaller decrease in notes and accounts payable, trade compared to the previous year and the effect of recording a net income (as opposed to a net loss in the previous year) offset in part by a smaller decrease in notes and accounts receivable, trade and a smaller decrease in inventories compared to the previous year. The increase in the year ended March 31, 2002 was due mainly to an increase (as opposed to a decrease in the previous year) in the amount of notes and accounts receivable, trade, a decrease in inventories (as opposed to an increase in the previous year) and an increase in depreciation and amortization offset in part by a decrease (as opposed to an increase in the previous year) in notes and accounts payable, trade and a net loss in the year ended March 31, 2002 (as opposed to net income in the previous year).

Net cash used in investing activities in the years ended March 31, 2001, 2002 and 2003 was ¥170,454 million, ¥278,358 million and ¥107,943 million, respectively. The decrease in the year ended March 31, 2003 was due mainly to decreases in payments for purchases of property, plant and equipment as investments in manufacturing facilities declined. The increase in the year ended March 31, 2002 was due mainly to increases in payments for purchases of property, plant and equipment related primarily to investments in manufacturing facilities related to electronic devices. In addition, payment of long-term prepaid expenses related to Epson's investment in intellectual property in connection with the YSC joint venture presented as other assets on the balance sheet, and others, consisting mostly of payments related to investment securities, contributed to the increase in the year ended March 31, 2002. The amount of cash outflows from purchases of property, plant and equipment differs significantly from the amount of Epson's capital expenditures for the same years because of timing differences due to capital expenditures being accounted for on an accrual basis.

Net cash provided by financing activities in the years ended March 31, 2001, 2002 and 2003 was ¥97,729 million, ¥101,701 million and ¥9,111 million, respectively. Because cash used in investing activities in the years ended March 31, 2001 and 2002 was greater than that provided by operating activities, additional funds were provided through increases in bank financing. Short-term bank loans and long-term debt increased from a

total of ¥602,867 million at March 31, 2002 to ¥609,390 million at March 31, 2003. This increase was due to an increase in long-term debt offset in part by a decrease in short-term loans and, together with the excess of cash provided by operating activities over cash used in investing activities, resulted in an increase in cash and cash equivalents at March 31, 2003 compared to the previous year.

Epson's long-term liabilities consist mainly of long-term debt and accrued pension and severance costs. At March 31, 2003, its long-term debt (less the current portion) totaled ¥396,934 million with a weighted average interest rate of 1.02% almost all of which was unsecured loans from banks with maturities from April 2003 through October 2008. Epson also relies on short-term bank loans and trade payables as additional sources of liquidity. Epson is party to a line of credit with four banks to secure an efficient source of working capital in the total maximum amount of ¥40,000 million, all of which was unused as at March 31, 2003.

Annual maturities on long-term debt outstanding (including the current portion) as of March 31, 2003 were as follows:

Year ending March 31,	(in millions of yen)
2004	¥ 70,258
2005	60,423
2006	112,786
2007	106,225
2008	87,500
Thereafter	30,000
Total	¥467,192

Epson's future lease payments due for capital leases and non-cancelable operating leases outstanding as of March 31, 2003 were as follows:

Year ending March 31,	Capital leases	Non-cancelable operating leases
	(in millions of yen)	
2004	¥ 2,812	¥ 2,983
2005 and thereafter	2,469	10,071
Total	¥ 5,281	¥13,054

Epson believes that cash on hand, cash from operations, future bank and other debt financing and the net proceeds from the offerings will provide sufficient financial resources to meet Epson's currently anticipated capital expenditures and working capital requirements and to satisfy its debt service requirements and other financial commitments.

Capital Expenditures

Epson's capital expenditures were ¥239,414 million, ¥197,533 million and ¥89,111 million in the years ended March 31, 2001, 2002 and 2003, respectively. Capital expenditures include purchases (on an accrual basis) of property, plant and equipment as well as intangible assets, long-term advanced assets and deferred assets. The decreases in the years ended March 31, 2002 and 2003 were due primarily to reductions in the electronic devices segment in response to the slowdown in related markets.

The downturn in the global economy has led Epson to become more selective in making capital expenditures in recent years. For example, in October 2001, Epson suspended construction of an HT Poly-Si TFT plant located in Hokkaido in northern Japan, which was originally scheduled to commence production in April 2002, based on a downward revision in Epson's expectations for future growth of LCD projector-related demand due to the downturn in the global economy. Of the original ¥16 billion in capital expenditures related to the construction of this plant, approximately ¥6 billion were made before construction was suspended, and this amount has been recorded as construction in progress on Epson's balance sheet. Epson currently expects to commence operation of the plant in the year ending March 31, 2006. Epson's recent selectivity in making capital expenditures was most

pronounced with respect to its semiconductor product business, which accounted for a significant portion of the decline in capital expenditures in the year ended March 31, 2003 compared to the previous year. Epson currently plans to increase its utilization of silicon foundries for the manufacturing of its semiconductor products if future demand from its customers exceeds Epson's current manufacturing capacity.

In the year ending March 31, 2004, Epson expects to incur aggregate capital expenditures of approximately ¥93 billion. Of the total, approximately ¥42 billion is budgeted for the information-related equipment segment, ¥31 billion for the electronic devices segment, ¥5 billion for the precision products segment and ¥15 billion for corporate headquarters and the other segment.

Market Risk

Epson is exposed to market risk from changes in foreign currency exchange rates and interest rates. Epson uses derivative instruments to manage a portion of these risks. A description of Epson's accounting policies for derivative instruments is included in note 2 to the consolidated financial statements included in this offering memorandum. Further disclosure is provided in note 8 to the consolidated financial statements. Epson uses derivative instruments for hedging purposes only, and counterparties for derivative instruments are limited to creditworthy financial institutions.

Epson is subject to foreign currency risk primarily because its sales denominated in foreign currencies, the euro and the U.S. dollar in particular, generally exceed its costs in those foreign currencies. See "— Overview — Currency Fluctuations". Epson uses forward exchange contracts and currency options to manage a portion of the transaction risk arising from changes in foreign currency exchange rates. Epson's use of derivative instruments related to foreign currency risk is based on the approval of Epson's Forward Exchange Committee, which is composed of representatives of Epson management, and is subject to internal rules and basic policies authorized by such committee.

Epson is exposed to interest rate risks inherent in its debt obligations with floating rates. Epson uses interest rate swap agreements to manage the risk of increases in interest rates on floating rate borrowings. Its interest rate swap agreements in effect convert some of Epson's floating rate debt to fixed rate debt.

Epson is also subject to equity security price risk with respect to its investment securities. Epson holds investments in various securities classified as other securities. The aggregate market value of these securities at March 31, 2003 was ¥24.8 billion.

Prospective Adoption of Asset Impairment Accounting

In August 2002, the Financial Services Agency issued a new accounting standard with respect to fixed asset impairment. The standard states that impairment losses should be measured as the excess of the book value over the higher of (i) the fair market value of the asset net of disposition costs and (ii) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The standard covers land, factories, buildings and other forms of property, plant and equipment as well as intangible assets. Fixed assets would be grouped at the lowest level for which there are identifiable cash flows that are independent of cash flows of other groups of assets. The Financial Services Agency proposed that the Accounting Standards Board in Japan develop practical guidelines on the application of the standard in the near future. The standard is effective for fiscal years beginning on or after April 1, 2005, and earlier application is permitted. Epson has not decided when it will adopt the new standards, and until guidelines for the application of the standards are announced, it is unable to predict the future effect of the new accounting standards on its results of operations. However, Epson could incur significant losses as a result of the introduction of the new standards.

BUSINESS

Overview

Epson is a leading provider of advanced solutions and key devices for the digital color imaging markets through the application of its distinctive technological strengths. Epson is a global leader in the design, development, manufacturing and marketing of digital color imaging products such as color inkjet printers, liquid crystal display (LCD) projectors and small and medium-sized LCDs for mobile communications devices. From its origins as a manufacturer of mechanical watches, Epson succeeded in producing the world's first quartz watch, and through its manufacture of quartz watches, cultivated technologies such as its micro-precision engineering and low power-consumption technologies. By combining these with its strong software-related expertise, Epson developed core technologies in three core fields: micromechatronics, energy-saving and color imaging. From this technological base, Epson expanded its business to manufacturing finished products such as color inkjet printers and LCD projectors, as well as electronic devices such as low power-consumption displays and semiconductor products. Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe and markets its products internationally through a global network of sales subsidiaries. Epson's research and development facilities are located worldwide and focus on areas that make the best use of resources available in each particular region.

Epson's principal business segments are:

- *information-related equipment*, which had net sales (including intersegment sales) of ¥915,857 million in the year ended March 31, 2003, includes color inkjet printers and other imaging and information products, LCD projectors and other visual instruments, printers for use in POS systems and other system devices and other products
- *electronic devices*, which had net sales (including intersegment sales) of ¥354,288 million in the year ended March 31, 2003, includes displays, semiconductor products and quartz devices for mobile communications devices
- *precision products*, which had net sales (including intersegment sales) of ¥79,745 million in the year ended March 31, 2003, includes watches, plastic corrective lenses and other optical products as well as factory automation systems

Epson's advanced technological capabilities and superior customer focus have allowed it to become a leading manufacturer worldwide of products such as:

- color inkjet printers using Epson's proprietary Micro Piezo inkjet printheads
- LCD projectors and their key component, light valves
- small and medium-sized LCD modules and LCD driver ICs for mobile communications devices
- 32kHz crystal units for mobile communications devices
- analog-quartz watch movements
- printers for use in POS systems and miniprinter mechanisms

At March 31, 2003, Epson operated through 113 affiliated companies of which 75 were located in 29 countries outside Japan and 92 were consolidated subsidiaries. Epson has manufacturing facilities located in Japan and throughout the world, with 22 manufacturing subsidiaries and affiliates located overseas. At March 31, 2003, Epson had 73,797 employees worldwide, of which 72.3% were employed outside Japan.

Corporate Philosophy and History

Corporate Philosophy

Since its inception, Epson has been introducing original and first-of-its-kind products and products for which Epson is the world's leading supplier. Epson's corporate culture of emphasizing creativity and meeting

challenges made this possible. Epson encourages its employees to set challenging goals and to pursue them using innovative solutions. Speed is also an important factor, and employees are encouraged to achieve their goals in the shortest time possible so that Epson may be the first to the market with cutting-edge products. To achieve innovative solutions and to develop original products, Epson is flexible in bringing together its human and material resources from multiple sources within its corporate structure so that goals may be achieved as efficiently as possible. Epson internally promotes this flexibility using the slogan "EPSON S&A (Start together and achieve together)". Epson continues to pursue its tradition of creativity and challenge and to offer products that will be highly valued and trusted by its customers and consumers. The following corporate philosophy of Epson summarizes many of the above concepts:

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

Epson also actively pursues environmental conservation. For example, Epson abolished the use of ozone-depleting chlorofluorocarbons in all of its manufacturing processes in 1993. In recognition of these efforts, the U.S. Environmental Protection Agency granted Epson the Stratospheric Ozone Protection Award for six consecutive years from 1992, including the Best-of-the-Best Stratospheric Ozone Protection Award in 1997. In addition, almost all of Epson's production and sales sites have attained certificates under the ISO 14001 standards on environmental management systems. In 2001, Epson received the Economy, Trade and Industry Minister Prize of the Global Environment Award, an award supported by the World Wide Fund for Nature Japan and others and given to corporations and local governments that are active in environmental conservation in Japan. Epson will continue to actively pursue environmental conservation as one of its basic corporate policies and will strive to fulfill its responsibilities as a good corporate citizen.

History

Epson's predecessor, Daiwa Kogyo Ltd., was established in 1942 as a supplier to Seiko Corporation's main watch manufacturing company, Daini Seikosha Co. Ltd., the predecessor of Seiko Instruments. After acquiring Daini Seikosha's Suwa Factory in 1959 and changing its name to Suwa Seikosha Co., Ltd., Epson's predecessor formed Shinshu Seiki Co., Ltd. in 1961 as a subsidiary for the manufacturing of watch parts. Beginning in the mid-1960s, Shinshu Seiki began expanding its product line to include non-watch products such as miniprinters, and created the brand name "Epson" in 1975 for the marketing of these products. Shinshu Seiki was renamed Epson Corporation in 1982, and Suwa Seikosha and Epson Corporation merged in 1985 to become Seiko Epson Corporation.

Other important events in Epson's history include:

1964	Produced the world's first highly reliable desktop-sized quartz chronometer and the world's first printing timer in connection with Seiko Corporation's selection as the official timekeeper for the 1964 Tokyo Olympic Games
1968	Established Tenryu (Singapore) Pte., Ltd. (predecessor of Singapore Epson Industrial Pte. Ltd.), Epson's first overseas manufacturing affiliate; launched the EP-101, the world's first mass-produced, highly reliable, compact miniprinter
1969	Produced the world's first analog quartz watch; developed crystal units for use in quartz watches
1971	Developed complementary metal-oxide semiconductors (CMOS) for use in quartz watches
1973	Produced the world's first digital quartz watch equipped with LCDs of the type still used today
1975	Established Epson America, Inc., Epson's first overseas sales subsidiary
1978	Began its computer printer (dot matrix printer) business

1980	Introduced the MP-80 (called MX-80 in foreign markets) computer printer, a high-quality, lower-priced, dot matrix printer
1983	Developed the world's first mass-produced portable color LCD TV
1985	Established Epson Portland Inc., a U.S. manufacturing subsidiary, marking the start of localized production of computer printers
1988	Produced the world's first mass-produced self-winding power generation quartz watch; established Epson's first overseas semiconductor design center in the United States
1989	Introduced the world's first mass-produced LCD projector equipped with three LCD panels
1994	Launched the MJ-700V2C (EPSON Stylus COLOR) color inkjet printer which established Epson as a leader in high-quality color inkjet printers
1996	Launched the PM-700C (EPSON Stylus Photo) photo-quality color inkjet printer
1997	Established Epson Research and Development, Inc. in the United States as a research and development center for advanced technologies; began large-scale production of electronic devices at a new manufacturing subsidiary in Suzhou, China; began manufacturing of eight inch semiconductor wafers at a newly established facility in Sakata City, Yamagata
1999	Commenced production of mobile digital thin film diode (MD-TFD) color LCD modules
2000	Launched the MC-9000 (EPSON Stylus Pro 9500) large-format color inkjet printer that uses pigment-based color ink with highly light-fast properties and is capable of high quality photo printing
2001	Launched the EPSON Stylus C80 color inkjet printer that uses pigment-based color ink and is capable of printing at a speed of 20 pages per minute
2002	Launched the ELP-30 (PowerLite 30c) low-priced multi-purpose LCD projector for both business and home use; recognized by the Institute of Electrical and Electronics Engineers for contributions to the low power-consumption electronics industry

Relationship with Seiko Corporation

Epson began as a manufacturing affiliate of Seiko Corporation, but it has developed into a diversified manufacturing company much larger than Seiko Corporation. Although Epson currently supplies watches, plastic corrective lenses and other products to Seiko Corporation (including its subsidiaries and affiliates), these sales constituted only 3.1% of Epson's net sales in the year ended March 31, 2003. Epson operates independently from Seiko Corporation, although members of the Hattori family who are descended from the founder of Seiko Corporation, and companies of which Hattori family members are collectively the principal shareholders, will beneficially own 38.2% (not including shares owned by Seiko Corporation and Seiko Instruments) of the voting rights of all shareholders of Epson after completion of the offerings, assuming the over-allotment option is exercised in full. Hattori family members are also collectively the main shareholders of Seiko Corporation and Seiko Instruments. Seiko Instruments is engaged in the manufacture and sale of various electronic components, consumer electronics products and manufacturing equipment. In addition, Seiko Corporation and Seiko Instruments currently hold a total of approximately 5% of the voting rights of all shareholders of Epson. The non-executive vice chairman of Epson's board of directors and another director are members of the Hattori family. See note 19 to the consolidated financial statements included in this offering memorandum for further information regarding transactions with Seiko Corporation as well as other related parties.

Technological Foundation

Seiko Corporation's nomination as the official timekeeper for the 1964 Tokyo Olympic Games prompted Epson to develop a printing device capable of printing the current time and elapsed time (the world's first highly reliable "printing timer") and the world's first desktop-sized, high-reliability quartz chronometer for use during

the Games. These innovations led to the introduction of EP-101, the world's first mass-produced, high-reliability, compact miniprinter. Epson's current information-related equipment business originated and has greatly expanded from the company's original miniprinter technology to include a range of sophisticated software expertise such as its digital color imaging technologies. The quartz chronometer was further miniaturized and led to the introduction of the world's first analog quartz watches and LCD-equipped quartz watches. The production of these watches required Epson to develop its own LCDs, semiconductor products, quartz devices and other components with low power-consumption and space-saving characteristics. These activities were the genesis of Epson's current electronic devices business.

From these beginnings, Epson has greatly expanded its business and has continued its active development of new technologies. In particular, Epson focuses on three core technologies that are of broad application to its main products:

- *Color imaging technology.* Epson develops advanced technologies for inputting, displaying and printing photo-quality digital color images. For example, Epson has combined its digital color image processing technology, Micro Piezo inkjet printhead technology and pigment-based ink to produce color inkjet printers capable of photo-quality printing.
- *Energy-saving technology.* Epson excels in the development of electronic components that are low in power consumption and also space-saving due to their small and thin size and the combination of multiple related devices into a compact package. These components are also critical to further improvements in mobile communications devices.
- *Micromechatronics technology.* Epson has expanded and applied its precision engineering capabilities, which originate from its watchmaking history, to the development, design, engineering, manufacturing and packaging of micro-precision components and products.

By bringing together its expertise and experience in these technologies, Epson is well placed to meet the demands of manufacturers and consumers in a variety of markets. Epson is able to develop hardware through synergies that exist within and between Epson's electronic devices business and its finished products businesses and to enhance that hardware with sophisticated software to provide value-added products and solutions to customers and consumers.

Industry Background

Many of the markets Epson serves are characterized by the rapid development and adoption of advanced technologies and heightened consumer expectations. Epson believes these trends provide it with opportunities to capitalize on its technological strengths. Epson believes its experience in its home market of Japan, a world leader in the adoption of new imaging and communications technologies, gives it a competitive advantage in other regions. Epson's market position in certain sectors within the printer, LCD projector and small and medium-sized LCD markets is particularly strong, and it believes there are further potential growth opportunities in these markets.

Printers

Until the late 1980's, computer printers were mostly monochrome models used to print text-based documents, and usage of high-end color laser printers was largely limited to business use. In the early 1990s, the availability of color inkjet printing technology led to a large increase in demand for personal color inkjet printers from home personal computer users. These color inkjet printers were more affordable, but compromised on print quality. However, increased printing of content rich in color provided through digital media such as digital cameras and the Internet has created consumer demand for color printers with better print quality. This market trend encouraged computer printer manufacturers to develop reasonably-priced color inkjet printers with high-quality color image printing capabilities.

The increasing availability of photographic images is being facilitated by the improved technical capabilities of digital cameras capable of capturing high-quality images approaching or even overtaking the image quality achieved by traditional cameras. Digital cameras have become an important means of color image input, along

with image scanners which were previously the dominant image input device. According to the Japan Camera and Imaging Products Association, the worldwide shipment value of digital cameras by Japanese manufacturers increased to approximately 4 times the worldwide shipment value of traditional cameras by Japanese manufacturers in calendar 2002, and the worldwide shipment value of traditional cameras by Japanese manufacturers decreased 16.6% in 2002 compared to 2001. Worldwide digital camera sales continue to be strong due to decreasing prices and increasing image quality. The digital camera and digital photo markets are growing in other countries as well, leading to increased printing of digital images by users in those markets. The number of digital images printed worldwide exceeded 19 billion in 2001 and is expected to surpass 48 billion by 2006, according to International Data Corporation ("IDC").

The Internet offers an ever-expanding source of photographic and other images for users to view and print. According to IDC, the number of Internet users worldwide at the end of calendar year 2002 was approximately 600 million and is projected to grow to almost 1 billion by the end of 2006. The same source projects that the number of devices accessing the Internet (including all PCs, Internet access devices and Internet-enabled mobile phones that access the Internet at least once per month) will grow from approximately 700 million to 1.5 billion over the same period. As the Internet continues to grow and the use of high-bandwidth services becomes more widespread, Epson believes that opportunities for printing and downloading images will increase.

Although the current downturn in the global economy is affecting the market for personal computers and peripheral equipment, including inkjet printers, Epson believes that the worldwide color inkjet printer market will grow in the medium to long term. Factors that could contribute to future growth in the color inkjet printer market include:

- rapid improvements in the quality of digital cameras and reductions in their price have increased demand for them from a wide range of consumers leading to increased home printing of photographs
- growth in the use of non-PC digital information devices such as Internet-enabled mobile phone handsets, particularly those with built-in digital cameras, and video game consoles greatly expands the potential for distribution and exchange of digital images leading to increases in printing opportunities
- rapid growth in the use of handsets with built-in digital cameras is expanding the quantity of digital images captured and the exchange of digital images through email, leading to increases in printing opportunities, particularly as advances in image quality are made
- increasing interest in multi-function printers
- increasing Internet access speeds and a richer array of available content mean that users are growing accustomed to accessing, exchanging and printing photos and graphic-intensive materials

Color inkjet printers generally have the capability to print color images of higher quality than alternatives such as color laser printers. An increasing number of dedicated inkjet printers capable of printing photographs directly from a digital camera without the need for a personal computer are appearing on the market, which Epson hopes will accelerate the expansion of the home photo printing market. Epson believes photo-quality color inkjet printers will continue to be the most popular home output device for digital color images, and IDC expects 13.6 million photo-quality color inkjet printers to be shipped worldwide in 2002 and 29.9 million in 2006, representing an average growth rate of 22%. In response to decreasing demand for traditional photograph development, photo labs have adapted to this situation by offering printing services for users of digital cameras with value-added services such as the hosting of online photo albums. In addition, unlike traditional photographs, inkjet printers print digital images to which high-quality editing can be easily performed by the user, and Epson believes users, including professional photographers, are beginning to utilize this capability to produce photographs in a completely different way from traditional photographs.

Multi-function printers combine printers with other functions such as image scanning, faxing and photocopying. Epson expects demand for multi-function printers for business use, particularly from small businesses and home offices, will increase. Epson also expects home-use demand to grow based on increasing demand for home photocopying capabilities. IDC estimates that worldwide shipments of inkjet-based multi-function printers will grow at an annual rate of 16% between 2002 and 2006. Because of the additional functions,

users of multi-function printers generally consume ink cartridges and other consumables at a faster rate than users of inkjet printers.

In addition to the growing household use of color inkjet printers, there are also developing commercial markets for large-format inkjet printers capable of printing poster-size, photo-quality images. The computer-aided design industry, for example, already uses basic large-format printers for printing large blueprints and similar documents. With the introduction of photo-quality color printing capabilities, the number and variety of users of large-format printers are expanding. For example, graphics industry and fine arts users are replacing the traditional printing press with inkjet printers to print posters, commercial signs, photographs and other products.

The above and other developments in the digital information equipment market are also leading to an increase in demand for imaging equipment such as LCDs and LCD projectors. As consumers become accustomed to the convenience of on-demand viewing, they are also looking for products capable of ever-higher resolution and speed.

LCD projectors

Data projectors, most of which are based on LCD technology as opposed to other technologies such as DLP, have become established as essential business presentation tools in markets such as the United States, Europe and Japan. IDC expects annual growth in the number of data projectors sold to be approximately 20% from 2003 through 2006. As data projectors become less expensive and more advanced, Epson expects future growth in business markets in developing countries, particularly in Asia and South America. Epson also expects future use of data projectors in markets such as schools, small businesses and home offices to support the forecasted growth.

Various developments in the audio/visual entertainment field are beginning to encourage consumers to consider alternatives to the conventional television set as a viewing medium. Increases in sales of DVD players and subscribers to digital satellite broadcasting services, as well as the anticipated shift of television broadcasting services from analog to digital broadcasts and from regular TV to high-definition TV (HDTV), may increase consumer interest in using viewing devices with larger screen sizes to take advantage of the higher image definition. Video projectors such as LCD projectors and rear-projection TVs using LCD technology offer a relatively cost-effective means of achieving a large-screen viewing experience at home. Epson believes there will be significant future growth in the market for LCD projectors for home use.

Small and Medium-sized LCDs

The growing demand for low power-consumption and space-saving LCDs, particularly those for use in mobile communications devices, has driven the growth of the small and medium-sized LCD industry. Applications for small and medium-sized LCDs include mobile phone handsets, PDAs, LCD projectors, digital cameras, car navigation systems, portable electronic games and other amusement equipment. According to Nikkei BP Consulting, Inc., mobile phone handsets accounted for approximately 91% of unit sales of small and medium-sized LCDs worldwide in 2002.

The usage of wireless communications networks around the world has increased dramatically in recent years. According to Gartner, Inc., the number of mobile phone handsets sold annually worldwide increased at an average growth rate of 32.6% from calendar 1997 through 2002, although slower growth is expected in the future. Sales of handsets with color LCDs, many of which are Internet-enabled, have been increasing and are driving growth in mobile phone handset sales. The first mobile phone handset-based Internet access service was introduced in Japan in 1999, and the country also led the world in the shift to handsets with color LCDs in 2001. According to the Telecommunications Carriers Association of Japan, 82.6% of all mobile phone handsets at March 31, 2003 in Japan were Internet-enabled. Epson believes that substantially all mobile phone handsets currently sold in Japan are equipped with color LCDs. Internet access capabilities and color LCDs are also becoming more prevalent in new handsets sold worldwide, and according to Nikkei BP Consulting, Inc., 22.4% of all new mobile phone handsets manufactured in 2002 worldwide were equipped with color LCDs. In markets other than Japan, particularly in Europe, demand is increasing for mobile phone handsets with color STN LCDs, many of which are Internet-enabled. In 2002, sales in Japan of handsets with built-in digital cameras coupled with the capability to transmit digital images to other users have been significant. According to Gartner, such handsets

accounted for approximately 36% of all handsets sold in Japan in calendar 2002, and growth in sales of such handsets is expected to continue. This type of handset is also currently sold in Korea and Europe, and there are plans to offer similar handsets in North America and China. Third-generation mobile services which are capable of supporting transmission speeds higher than previous networks were launched in Korea in October 2000, based on CDMA 2000 technology, and in Japan in October 2001, based on W-CDMA technology. Since then, third-generation mobile services, based on the CDMA 2000 protocol in particular, have been increasing worldwide. To support the digital image-handling capabilities of the new handsets and services, demand by mobile communications device manufacturers for active matrix color LCDs is increasing, particularly in Japan where most of the new handsets currently produced are equipped with active matrix LCDs. Other markets are expected to follow. For example, the Chinese market, with the largest mobile phone service subscriber base of any country, is continuing to grow, and the shift toward color models from lower-end monochrome handsets is expected to begin in coming years. Sales of mobile phone handsets with sophisticated image-handling capabilities are expected to grow as the number of such newer generation mobile phone services offered worldwide gradually increases.

The development of these new services has led to new demand from mobile phone handset manufacturers for:

- low power-consumption components to maximize battery life in new handsets with increasingly diverse functions
- small and thin components to minimize handset size
- display components capable of handling high-quality color and video content with daylight visibility

Strengths

Market leadership in color inkjet printers, LCD projectors and small and medium-sized LCDs

Epson is a market leader in the printer, LCD projector and small and medium-sized LCD markets. For example, Epson is one of the world's leading manufacturers of color inkjet and dot matrix printers as well as printers for use in POS systems and a leading manufacturer of color laser printers in Japan. Epson is also one of the world's leading manufacturers of LCD projectors and their key component, light valves, which are a type of small active matrix LCD module. Epson enjoys a leading position in the global market for LCD modules and LCD drivers for mobile phone handsets. In each of these areas, Epson believes it is in an enviable position in a market with strong long-term growth potential.

Ability to design, develop and manufacture products ranging from key components to finished products

Epson's advanced technological expertise in areas that span from the electronic devices business to finished products allows it to meet the precise needs of end users. The development of innovative components and technologies often drives the development of new products that use those components or technologies. Feedback from Epson's finished products businesses gives valuable guidance to the electronic devices business regarding the direction of development of new components and technologies. This synergistic interplay between its different businesses combined with Epson's technical expertise in various fields enables Epson to create products and solutions that meet end users' needs. For example:

- Epson combined its micro-precision engineering expertise with its digital color image processing capabilities to offer the world's first inkjet printers with photo-quality color printing capabilities
- Epson combines its expertise in HT Poly-Si TFT LCDs, digital color image processing and optical products to produce high-performance LCD projectors
- Epson combines its expertise in electronic devices such as color LCDs, semiconductor products, including LCD driver ICs, LCD controller ICs and memory devices, and quartz devices, and its high-density assembly technology to offer high value-added system solutions to mobile phone handset manufacturers

- Epson's sophisticated digital imaging software capabilities, cultivated through its continuing development of photo-quality color inkjet printers, enables Epson to enhance the performance of other products such as LCD projectors and color LCD modules

Core technologies and technological innovation

Through Epson's focus on its three core technologies, it has accumulated advanced technological expertise in areas including:

- *Micro-precision engineering.* Epson has developed and refined its highly sophisticated precision manufacturing technology, precision mold-shaping technology and metal injection molding technology, through the manufacture of watches. By building upon these technologies, Epson has been able to engineer complex high-precision devices such as its Micro Piezo inkjet printheads.

- *Low power-consumption device technology.* Epson has developed various proprietary technologies and design methodologies to produce devices such as LCDs, semiconductor products and quartz devices which have superior low power-consumption characteristics as well as being small and thin in size.

- *Thin film and material surface treatment technologies.* Epson's sophisticated thin film technology was founded upon the development and manufacture of LCDs, semiconductor products and crystal units for use in quartz watches using photolithographic and other technology. Epson has also developed sophisticated technology related to scratch-proof and anti-reflection treatment of glass and plastic through its experience with watchcases. It currently applies this technology to the manufacture of high-quality plastic corrective lenses and optical components for use in LCD projectors.

- *High-density assembly technology.* Watch manufacturing requires the ability to minimize the size of individual components and combine them in a dense, space-efficient manner. Epson uses this space-saving technology to produce other high-density products such as LCD modules and quartz devices, as well as circuit boards used in its information-related products. Epson is an expert in this field and has developed a variety of space-efficient packaging and surface-mounting technologies for its products.

- *Digital control and digital color image processing technology.* Epson's digital control technology was founded upon its development of analog quartz watches which are digitally controlled. Epson was able to refine and expand on this technology for use first in its miniprinters and then dot matrix and inkjet printers as well as in its image scanners. Epson's digital color image processing technology is based on its experience developing color inkjet printers, multi-function printers, LCD projectors, image scanners, LCDs and LCD driver ICs.

Epson devotes significant resources to its research and development activities to refine and expand further its innovative technologies. Epson's research and development costs were ¥85,761 million in the year ended March 31, 2003, representing 6.5% of net sales. These activities have led to the granting of a large number of patents. Epson was ranked 9th in Japan in terms of the number of patents published, and 27th in the U.S. in terms of the number of patents granted, during calendar 2002.

Collaboration with leading customers

Sales of electronic devices are often conducted by Epson's engineers or other personnel with in-depth knowledge of the customers' business and technology. This knowledge helps Epson design, manufacture and deliver products that directly meet each customer's particular needs. Through its close relationships with customers, which include many of the world's leading manufacturing companies, Epson is able to obtain information regarding industry trends and other valuable feedback through collaboration which often begins at the design and development stage of a customer's product. Epson works closely with these customers to understand developing technological standards and levels of market demand. In addition, because Epson's electronic devices business manufactures components used by Epson's other businesses, the business is able to receive feedback regarding its products from internal sources. This gives Epson a competitive advantage over competitors without these sources in terms of its ability to swiftly and effectively adapt its products to changes occurring in the market for electronic devices.

Efficient global operations

Epson is a global company with 63.0% of its net sales made to customers outside Japan in the year ended March 31, 2003 and 72.3% of its employees working outside Japan at March 31, 2003. Epson has four global regional headquarters that supervise business activities within their respective region based on the specific market demands associated with that region to increase the speed of local decision-making capabilities. Epson maintains sales subsidiaries and affiliates with offices in 38 foreign countries which conduct sales, marketing and after-sale support activities. Through these subsidiaries and affiliates, Epson is able to conduct marketing activities that accurately reflect local needs. In particular, Epson maintains an extensive global network of its own distribution subsidiaries, and this is an important factor in Epson's ability to maintain a strong market presence. Epson operates manufacturing facilities in nine countries other than Japan enabling it to reduce production costs and improve overall productivity, to generate foreign currency costs to balance against foreign currency revenues and to take advantage of the benefits of reducing production lead time by locating manufacturing facilities near end markets. Most of these manufacturing facilities add more value than a simple assembly facility as they locally manufacture parts and in some cases also engage in product design. Beginning the year ended March 31, 2002, Epson's manufacturing outside of Japan exceeded manufacturing conducted in Japan in terms of sales. Epson also conducts research and development in locations in the United States, Europe and Asia, taking advantage of resources unique to each particular region. Epson's global operations enable it to achieve a high level of efficiency, flexibility and speed so that it may compete more effectively in the highly competitive global markets for its products.

Strategy

Epson's goal is to continue to apply its technological skills in innovative ways to meet the changing needs of the markets it serves and to pioneer new markets. In particular, Epson believes that developments in digital and broadband communications and broadcasting, together with the increasing volume of digital content and the growing trend towards color and high-resolution, are creating new business opportunities for it to exploit. To secure a leading position in these high growth areas, Epson has established a medium-term business strategy of "Digital Image Innovation — Targeting the convergence of imaging domains". The key elements of this business strategy, as well as other key corporate strategies, are:

Concentrating resources on industry-leading products and components

Epson constantly seeks to become the leading company in growth markets through the application of its sophisticated technological capabilities. In particular, Epson believes that printers (imaging on paper), LCD projectors (imaging on screen) and small and medium-sized LCDs (imaging on glass) are areas in which Epson is able to utilize its distinctive technological strengths. Epson plans to concentrate its resources to develop high-quality products and maintain an advantageous position in these growth markets.

Printers (imaging on paper). Epson believes that the increasing proliferation of digital cameras, broadband communications and digital broadcasting will increase the amount of available digital image content and will provide Epson with an opportunity to create new demand for its products. Epson intends to expand its previous positioning of printers as a personal computer peripheral to a product also capable of meeting the comprehensive printing needs of users, including photography, copying and publishing. Specifically, Epson will provide users with the capability to print, in the home or at the office, photographs that previously needed to be processed by photo labs as well as published material such as newspapers and magazines that previously needed to be centrally printed at a commercial printing facility.

LCD projectors (imaging on screen). Epson will endeavor to maintain its leading position in the market for data projectors for business use, which Epson believes will continue to grow. Epson also expects increases in demand for LCD projectors for home use spurred by the improved image quality provided by digital technologies. Epson seeks to take advantage of this trend by firmly establishing the Epson brand in the market for LCD projectors for home use, including through the planned introduction of a rear-projection LCD TV. In addition, Epson plans to develop further its proprietary technology related to light valves for use in LCD projectors to differentiate its light valves from those of its competitors.

Small and medium-sized LCDs (imaging on glass). Epson seeks to maintain and strengthen its leading position in the market for small and medium-sized LCDs for use in mobile communications devices by providing custom display solutions that combine its high-resolution color, compact and low power-consumption LCDs with Epson's semiconductor products and quartz devices using its high-density assembly technology. These display solutions will allow customers to shorten their production lead time. Epson will also continue developing state-of-the-art technologies, including next-generation display devices such as OLED panels.

In addition, Epson aims to combine its expertise in the above fields to develop new markets by offering solutions for home imaging, digital office and ubiquitous imaging needs. Such solutions include photo viewers, which utilize Epson's newly-developed LTPS TFT LCDs, capable of storing, viewing and printing digital photos and, although still in the conceptual stage, systems capable of printing and projecting digital contents distributed by digital television networks.

Enhancing competitiveness through further investments in core technologies

Epson will focus on research and development to maintain and strengthen its advantages in development, design and manufacturing capabilities. Epson will further develop and enhance its core technologies which it will apply to its products. For example, Epson will further develop its Micro Piezo inkjet technology to provide photo-quality inkjet printers that are more advanced than current models. Epson will also continue to develop high-resolution, low power-consumption color LCD modules that meet the needs of its customers and further improve the space-saving characteristics and performance of supporting components. Epson is also developing LTPS TFT LCDs and OLED panels which it believes will become important to its displays business in the future. Epson will also pursue the development of distinctive manufacturing technologies to build on its competitive advantages. For example, Epson is developing industrial applications of its Micro Piezo inkjet technology cultivated through its experience with inkjet printers. Epson believes the application of Micro Piezo inkjet technology to the thin film manufacturing process will substantially advance, and significantly reduce the costs and environmental burdens related to, the manufacturing of electronic devices that utilize thin film technology.

Further strengthening its efforts to improve product quality and customer satisfaction

Epson will make every effort to continue providing products that will be highly valued and trusted by customers and consumers. By combining user-friendly designs with high product quality, Epson aims to enhance the value of its products from the perspective of users.

Epson intends to strengthen its relationships with its key electronic devices customers by continuing to collaborate with them at the design and development stage of new products. Epson believes its industry leading technology, as well as its manufacturing focus on small and medium-sized LCDs and LCD modules, will allow it to consistently fulfill the requests and needs of its key customers and as a result continue to be relied upon as the component provider of choice. In connection with this strategy, Epson seeks to offer display solutions that combine its color LCD modules with space-saving, high-performance supporting components to customers ahead of its competitors.

Epson's history of providing high-quality products has helped it earn a strong reputation for its digital imaging products. Epson develops, and will continue to develop, products focusing on the needs and tastes applicable to specific regional markets, as well as products targeted for office use that suit the demanding performance standards required by businesses. Epson aims to further enhance its brand image to support expansions of its business into new markets such as the home LCD projector market.

Continuing focus on efficient manufacturing and high productivity

Epson coordinates its development, design, production and sales functions for enhanced productivity. By making use of Epson's strong manufacturing capabilities which originate from its watchmaking history, Epson will continue to promote activities, on a company-wide basis, that enable the swift integration of function, quality, cost and manufacturability into its products during the development and design stages for the timely introduction of superior new products. Epson will also continue to seek to increase productivity through the dedication of Epson's manufacturing personnel in reducing manufacturing inefficiencies. In addition, Epson is

implementing a supply chain management system which enables it to react more quickly to market changes through improved coordination between production and sales and to build a production, logistics and sales structure enabling Epson to supply its customers with products swiftly with minimum levels of inventory. Epson will also continue its efforts to reduce manufacturing costs by increasing its manufacturing capabilities outside Japan, particularly in China, and by increasing local parts procurement at these facilities.

These efforts are supported by an organization in which the global management of Epson's products is conducted vertically by each business line. This structure promotes the efficient coordination between the development, design, production and sales functions within each business line, and horizontal cooperation between business lines introduces synergistic benefits to make Epson's operations as a whole more efficient.

Continuing strong commitment to environmental issues

Environmental conservation will continue to be one of Epson's key corporate priorities. As consumer and customer preference for environmentally friendly companies and products increases, Epson believes its focus on the development of environmentally conscious manufacturing processes, products that are low in power consumption and recyclable products will help strengthen its position within the various product markets in which it competes.

INFORMATION-RELATED EQUIPMENT

Overview

Epson offers a variety of information-related equipment. Epson's business lines within this segment are:

- *imaging and information products,* such as inkjet and multi-function printers, including related supplies, laser printers, including related supplies, dot matrix printers and image scanners
- *visual instruments,* such as LCD projectors, label writers and related supplies and LCD color monitors
- *system devices,* such as printers for use in POS systems and miniprinter mechanisms
- *personal computers,* for both home and office use

Information-related equipment generated net sales (including intersegment sales) of ¥915,857 million in the year ended March 31, 2003. The following table shows the breakdown of net sales for each business line in the information-related equipment segment in the year ended March 31, 2003. Because some products are sold by one business line to another business line within the information-related equipment segment, these intrasegment sales are included below to illustrate the volume of business activity within each business line.

Product line	Sales
	(in millions of yen)
Imaging and information products	¥724,429
Visual instruments	93,755
System devices, personal computers and others	112,510
Elimination of intrasegment sales	(14,837)
Total net sales	¥915,857

Epson's information-related equipment business employed 40,261 people as of March 31, 2003. Epson distributes its products to customers through its global network of sales and service subsidiaries with offices located worldwide. A number of electronic component and OEM products are sold directly to customers around the world from the headquarters of this business in Japan. Manufacturing facilities are located in Japan, China, Indonesia, Singapore, the Philippines, the United States, the United Kingdom, Mexico and Brazil.

Markets

Epson's information-related equipment business focuses on the following major markets:

- home-use printer and other electronics market
- office-use and professional-use printer and other electronics market
- OEM products and components for electronic equipment manufacturers

Home-use printer and other electronics market. Sales of Epson's personal computer-related consumer electronics products such as printers and image scanners are ultimately to home users of personal computers and digital cameras. Demand from these users has been increasing due to the growing number of Internet and digital camera users. Increasing Internet access speeds and a richer array of available content have led to increases in accessing, exchanging and printing photos and other graphic material by users. The growth in digital camera users has fueled an increasing demand for photo-quality color inkjet printers as a printing device for photographs taken by digital cameras which are rapidly replacing traditional cameras. Some of these inkjet printers are equipped with a memory card slot so that they may be used without personal computers. Also, the market for multi-function printers, which combine printing, scanning and photocopying functions into one product, is growing quickly. In addition, growth in the use of non-PC digital information devices such as Internet-enabled mobile phone handsets and video game consoles is greatly expanding the potential market for printing digital images. These increasing printing opportunities for users lead to growth not only in related hardware sales but also in sales of supplies such as ink cartridges because photographs and other graphic material are generally rich in color and graphic intensive. The home-use printer market has generally competed on price, but as photo-quality printing opportunities increase, print quality is becoming an increasingly important competitive factor.

With the increasing use of DVD players in recent years and the expected shift to digital television broadcasting, products such as high-resolution plasma and LCD television sets offered by some consumer electronics companies are gaining in popularity. In addition, LCD projectors, which in the past have been primarily for business use, are increasingly being used in homes as a cost-effective means to achieving a large-screen viewing experience at home, and Epson believes there will be significant future growth in the home-use LCD projector market.

Office-use and professional-use printer and other electronics market. Epson's information-related equipment business also targets general business users. Products include office-use color inkjet printers, laser printers, dot matrix printers, LCD projectors and personal computers. Some of Epson's products are targeted more narrowly to professional users. For example, Epson manufactures large-format color inkjet printers for use by professionals in the graphic design and other industries, as well as specialized inkjet printers for use by mini-labs (retail establishments specializing in photograph development), printing kiosks and other businesses. The office- and professional-use printer markets have generally competed on the basis of printing speed and print quality. Epson expects growth in these markets to be driven by increased penetration of color inkjet printers with high printing speed and print quality. Epson also expects continued growth in the data projector market driven mainly by increasing demand in developing countries.

OEM products and components for electronic equipment manufacturers. Epson manufactures a number of electronic products and major components which it sells to electronic equipment manufacturers and others. It is common practice in the electronics industry for a manufacturer to outsource products and components to other manufacturers for reasons such as reducing costs, minimizing capital investment and lack of technical expertise. The products and components Epson supplies to other manufacturers require sophisticated precision engineering and space-efficient design capabilities which highlight Epson's core technological strengths. Epson's OEM products include LCD color monitors, which use LCDs supplied by its electronic devices business, and label writers, which are sophisticated compact electronic devices for printing labels mainly for office-use. Epson also offers electronic components such as miniprinter mechanisms and date imprint modules for cameras.

Strategy

Printers. Epson has tailored strategies for its printer business to focus on the digital photo, home-use and office-use markets. Epson's goal is to increase its share of the printing opportunities in these markets with its printers and increase sales of printer-related supplies.

Epson's digital photo strategy is to provide home users, professionals and mini-labs with digital photo printing solutions that suit their respective needs and attract users of silver halide film to use Epson's inkjet printers. In the home-user market, Epson will not only continue to develop inkjet printers based on Micro Piezo inkjet technology capable of higher quality printing, but will also strengthen its lineup of printers that use Epson's proprietary pigment-based color ink which enables high-quality printing on regular paper. Epson will also promote the inkjet printer as a PC-less printing solution by strengthening its lineup of printers capable of printing without use of a personal computer in response to the growing printing needs arising from the increasing amounts of digital image content available from sources such as digital cameras and digital broadcasting. With respect to mini-labs, Epson has entered into a business alliance with Noritsu Koki, a leading mini-lab manufacturer, and currently provides them with inkjet printheads and printer-related supplies on an OEM basis. Epson will also seek to expand its target markets for its large-format inkjet printers to the graphics and poster industries as well as to commercial printing and fine arts users through the introduction of new models capable of using pigment-based color ink. Through these efforts, Epson believes it will be able to maintain and strengthen its strong position in the digital photo market.

Epson's home-use strategy also aims to continue improvement of the performance of its lower-end inkjet printers, as well as strengthen its lineup of multi-function printers that meet the demand for home photocopying capabilities, by introducing models that, for example, use pigment-based color ink and are capable of photo-quality printing.

Epson's office-use strategy centers on Epson's strength in color imaging technology. Specifically, Epson aims to replace the low-end monochrome laser printers currently used by businesses with Epson's color laser printers and high-speed color pigment-based color ink-compatible inkjet printers optimized for business use and will expand its lineup of such products.

Through these strategies, Epson aims to increase sales of printer-related supplies and achieve a steady and continuous increase in profits. At the same time, to counter competition from third-party ink cartridge manufacturers and to increase Epson's share of ink cartridges for use in its printers, Epson will continue offering the highest quality ink available for use in its printers as well as user-friendly features such as separate ink cartridges for each ink color and sensors that observe the amount of remaining ink. Epson will also continue to aggressively police patent, trademark and design right infringement by unauthorized third-party ink cartridge manufacturers.

LCD projectors. Epson will focus on providing data projectors for business use and LCD projectors for home use. Epson aims to improve the price competitiveness of its data projectors by shifting manufacturing overseas and through other cost-reduction measures. Epson will also improve customer satisfaction by introducing data projectors that are brighter, more compact and easier to use. Through these efforts, Epson seeks to expand its leading position in the data projector market by capturing market share in newly emerging markets such as those in developing countries, particularly in Asia, and the home office and educational markets.

For the home-use market, Epson plans to develop optical engines for LCD projectors with high contrast ratios and low noise levels and will aim to introduce ahead of its competitors products that are attractively designed and priced. Epson will also strengthen marketing efforts to increase consumer awareness of the Epson brand in the home projector market.

Products

Imaging and Information Products. Epson develops, manufactures and sells printers and related supplies and image scanners. This product range allows users to take advantage of Epson's high-quality, high-resolution products throughout the input and output process for document and image production. Epson also offers multi-function products that combine printer, image scanner and other functions into one product.

Epson offers the following types of printers:

- *inkjet printers* — Micro Piezo color inkjet printers for home and office use
- *laser printers* — color and monochrome laser printers mainly for office use
- *dot matrix printers* — monochrome printers used mainly for printing on multiple-layer business forms
- *multi-function printers* — multi-function printers for home and office use that combine inkjet-printing, image-scanning and photocopying functions into one product

Inkjet printers. Among the different types of printers, Epson focuses particularly on color inkjet printers. Compared to color laser printers, color inkjet printers are generally capable of higher print quality and cost less, making them more popular for home use, but print slower. All of Epson's inkjet printers are based on its proprietary Micro Piezo inkjet printhead technology which Epson believes offers better printing quality at similar speeds compared to Thermal inkjet and Bubble Jet technologies used by Epson's principal competitors. Epson offers the following lines of inkjet printers:

- *Color inkjet printers for home and office use.* Epson offers a wide range of inkjet printers with high-quality color printing capabilities at attractive prices suitable for home and office use. Epson's most popular models in the Japanese market during the year ended March 31, 2003 included the PM-870C and the PM-930C which are mid- to higher-end models with photo-quality printing capabilities. The most popular models in foreign markets during the year ended March 31, 2003 included the EPSON Stylus C41/42, C62 and StylusPhoto 820/830 which are lower-cost models. In the year ended March 31, 2003, Epson introduced the PX-V700, called Stylus C82 in foreign markets, which uses highly light-fast pigment-based ink capable of achieving high printing quality on regular paper.
- *Large-format color inkjet printers for professional use.* Epson offers large-format, photo-quality printing capabilities suitable for professional users. In the year ended March 31, 2001, Epson introduced a new line of printers which use pigment-based ink for printing documents with light-fast properties, which are particularly valued by professional users, and offer a superior balance of high-quality printing, light-fast properties and speed combined with high cost performance.

Epson's success in the market for color inkjet printers is due in large part to the various features of Epson's inkjet printers that respond to customer demand for high-quality, reasonable-cost and flexible printing capabilities. Many of these features are made possible by Epson's proprietary Micro Piezo inkjet printhead technology.

Two methods are generally used to propel ink from the printheads of inkjet printers: the piezo method and the thermal method. Epson's proprietary Micro Piezo inkjet technology utilizes the former method. In this technology, an electric current is run through a component called the piezo element made of a special type of ceramic material that flexes when subjected to an electric current. The flexing action forces a small amount of ink to emit from the nozzle. Hewlett Packard's Thermal inkjet technology and Canon's Bubble Jet technology are based on the latter method in which an electric heater is used to instantly boil the ink, creating pressure that pushes a small amount of ink out of the nozzle. Epson believes that Micro Piezo inkjet technology has a number of basic advantages over Thermal inkjet and Bubble Jet technologies. Micro Piezo inkjet technology can achieve better control over the individual emissions of ink to allow for smaller ink dots to be emitted accurately and at a faster rate as well as the ability to vary the size of individual ink dots emitted from nozzles of the same size. In addition, the lack of a heating process allows more flexibility in the choice of ink. This in turn has made possible the use of pigment-based color ink, which other printer companies have not been able to achieve. Epson believes that its Micro Piezo inkjet technology is superior to competing technologies based on its superior high-quality and high-speed printing characteristics.

Technological features of Epson's current inkjet printers, depending on the model, include:

- photo-quality printing, achieved by:
  - multi-size dot technology, Epson's proprietary technology used to vary the size of individual ink dots to three different levels for increased printing speed and fluidity of color images

- print image matching technology, Epson's proprietary digital color imaging standard that enables its printers to utilize photo specification information in the image file to achieve a more natural-looking effect
- acuphoto half-toning technology, Epson's proprietary technology for the fast processing of digital color images for dispersing ink dots evenly to achieve smooth changes in color tones
- natural photo color technology, Epson's proprietary digital color image processing technology that expands the range of colors beyond that achievable by computer monitors to print more natural-looking and lifelike images

- the ability to use pigment-based ink, which has the following features:
  - almost absolute resistance to moisture
  - less prone to fading from exposure to light and air compared to conventional dye-based ink
  - the ability to print high-quality pictures with vibrant colors on regular paper through the use of high-density pigments
  - the ability to reduce the size of individual ink dots, despite the use of pigments, by using exceptionally finely ground pigments to achieve high-quality printing
  - the ability to print glossy pictures through the use of pigment resin capsule technology
- the ability to print without the use of a personal computer through the addition of a memory card slot
- the ability to print photographs on the entire surface area of paper without borders and flexibility of print media including paper rolls and cardboard
- high-speed printing, particularly when printing in color, achieved by increasing the number of ink nozzles in the printhead surface without sacrificing print quality

In addition, Epson offers a wide variety of models within its product lines ranging from entry-level models to high-end models, all of which incorporate Micro Piezo inkjet printhead technology to achieve high print-quality levels relative to their prices. Epson also tailors its product lines to general customer preferences within different markets. For example, its U.S. product line includes a wider selection of lower-priced printers while its Japanese product line focuses more on higher print-quality models.

Laser printers. Epson offers a full line of laser printers. The product lineup includes monochrome laser printers ranging from basic to high-speed models, color laser printers and "copy servers" which combine the functions of a laser printer and image scanner. Epson is currently strengthening its development efforts related to color laser printers to solidify its presence in the market and is building a strong lineup of products ranging from basic to high-speed models. Although the printing mechanism in Epson's laser printers is currently manufactured on an OEM basis by other manufacturers, Epson differentiates its laser printers from those of its competitors by concentrating its resources in the development of the controller board which includes the software used to control the printing process for fast, high-quality printing.

Dot matrix printers. Epson offers a line of dot matrix printers mainly to business users. These printers are capable of printing on multiple-layer business forms and have high-performance characteristics such as high speed, answering a variety of use- and region-specific needs. For example, dot matrix printers are popular in China for printing on the special invoices related to the country's value-added tax which have stringent printing position requirements. Epson has developed dot matrix printers with proprietary low power-consumption printheads and with high-control and high-reliability characteristics as well as the ability to accommodate various types of paper. Epson's product line includes a wide selection of dot matrix printers, ranging from low- to high-end models, offering its customers the most suitable printer for their particular needs.

Multi-function printers for home and office use. Epson offers multi-function printers for home and office use. At the end of calendar 2002, Epson began offering the EPSON Stylus CX5200, which uses highly light-fast pigment-based color ink capable of achieving high printing quality on regular paper.

Printer-related supplies. Sales of supplies related to printers, mainly ink cartridges for inkjet printers, make up a significant portion of Epson's printer-related sales. While market prices for printers have been decreasing in recent years, ink cartridge prices have remained generally stable. Also, inkjet printers are increasingly being used for printing color photo images which typically consumes more ink than text printing. These factors have led to ink cartridges becoming more important to Epson's printer business.

Other products. Epson also offers a line of image scanners ranging from entry-level to high-performance models as well as digital cameras.

Visual Instruments. Epson develops, manufactures and sells LCD projectors, label writers and related supplies, LCD color monitors, date-imprint modules for cameras and other products.

LCD projectors are becoming increasingly popular as business presentation tools. The light valves Epson uses in its projectors are developed by Epson's electronic devices business, enabling Epson to offer bright, compact, high-resolution, high cost-performance projectors. The ELP-730, introduced during the year ended March 31, 2003, is the lightest Real XGA resolution, 2000 ANSI lumens brightness projector in the world, weighing only 1.9 kilograms (marketed as PowerLite 730 and EMP-730 outside Japan), and was well received in both the Japanese and international business markets as well as in the educational market.

Epson also sells LCD projectors for the home market, which has experienced rapid growth in recent years. To meet the various needs of consumers, Epson offers a number of models, including high-performance models that offer high resolution on a wide-screen format and are HDTV compatible as well as lower-priced multi-purpose models, that can be used for home theater and video games. Epson also offers rear-projection large-screen monitors and plans to offer rear-projection large-screen TVs, both using LCD technology, and is planning to further strengthen its lineup of products for the home market.

Epson manufactures most of its label writers and related supplies based on OEM arrangements. Almost all of the label writers manufactured by Epson are supplied to a major Japanese stationery product manufacturer, which then sells them in the Japanese market. Epson's LCD color monitors used in amusement equipment and car navigation systems are sold by the information-related equipment segment.

System Devices. Epson develops, manufactures and sells printers designed for use in POS systems, as well as miniprinter mechanisms which are the printer components used in products such as cash registers, credit card payment terminals and calculators.

Personal Computers. Although Epson manufactured and sold personal computers worldwide in the past, it substantially scaled back its personal computer business after deciding to concentrate on businesses in which Epson's technological strengths sufficiently differentiate it from its competitors. Epson's current personal computer business is limited to sales in the Japanese market of personal computers for both home and office use manufactured for it on an OEM basis by other manufacturers.

Customers

Imaging and Information Products. Epson sells its consumer electronics products mainly to major consumer electronics and personal computer distributors and retailers worldwide. These major distributors then resell to various retailers in their regions which are too numerous and have order sizes too small for direct sales by Epson to be efficient. Some distributors concentrate on sales to businesses to which they market the products through in-house demonstrations and value-added services such as systems integration. Epson also sells its printers to personal computer manufacturers which then resell the products bundled with their personal computers.

Representative customers include:

Askul	Dixons	Staples
Best Buy	Ingram Micro	Tech Data
Best Denki	ISA France	United Stationers
Bic P Kan	Kojima	Wal-Mart Stores
Computer 2000	Office Depot	Yamada Denki
CompUSA	OfficeMax	Yodobashi Camera
Costco	Orion Media Marketing	
Daiwabo Information System	Otsuka Corporation	

Visual Instruments. Epson sells LCD projectors mainly to distributors of personal computers such as Ingram Micro and Tech Data. Epson's sales of LCD projectors to retailers are also increasing based on relationships developed through its printer business. Epson sells its label writers mainly to a major Japanese stationery products manufacturer, which then distributes them in the Japanese market. Epson sells its LCD color monitors primarily to a Japanese amusement equipment manufacturer and to car navigational equipment manufacturers and retailers.

System Devices. Epson sells its POS printers to large end users directly or through major system integrators such as Wincor Nixdorf and Fujitsu and to small and medium-sized end users through POS product distributors such as Scan Source. Epson sells miniprinter mechanisms to manufacturers of calculators, cash registers and credit card payment terminals such as Casio Computer.

Personal Computers. Epson sells its personal computers only to customers in Japan. Personal computers for office use are sold mainly through distributors of office electronic equipment, and personal computers for home use are mainly sold directly to users through the Internet and other means.

Sales, Marketing and Support

Sales, marketing and after-sale support for products such as printers and related supplies, image scanners, LCD projectors, POS printers and miniprinter mechanisms are conducted mostly through Epson's consolidated subsidiaries with offices located in 38 countries worldwide. Sales and marketing activities related to products sold to other manufacturers, such as its OEM-based label writers, LCD color monitors and date-imprint modules for cameras, are conducted by Epson through its Japanese headquarters. A number of Epson's foreign sales subsidiaries, including its U.S. subsidiary, currently sell printers and other products directly to users through the Internet in addition to traditional sales channels. In Japan, Epson currently sells printer-related supplies and personal computers directly to users through the Internet.

Manufacturing

Imaging and Information Products. Epson manufactures products such as inkjet printers mainly at its various overseas facilities. However, some key components of inkjet printers are manufactured by Epson and its suppliers in facilities located mainly in Japan. Though most of Epson's foreign manufacturing facilities are located in Asia to take advantage of lower costs and to increase productivity, some of Epson's inkjet printers sold in foreign markets are assembled in facilities located in the regions where the printers are sold to make its global manufacturing operations as efficient as possible. In addition, Epson has recently begun utilizing an OEM manufacturer for the manufacture of some of its lower-end inkjet printers at lower costs. Epson also designs its products to share standardized component parts and to reduce the total number of parts for additional cost reduction. Ink cartridges are manufactured at Epson's facilities in Japan, China and other locations in Asia, as well as locations in the Americas and Europe, and are distributed on a regional basis to reduce time to delivery and to control inventory levels. The manufacturing lines for ink cartridges are highly automated to increase productivity and to minimize manufacturing costs. Although the printing mechanism for Epson's laser printers are manufactured on an OEM basis by other manufacturers, the controller board, which controls the high-speed, high-quality printing process, is developed by Epson and differentiates its laser printers from competitors. Prior to the year ended March 31, 2003 most of Epson's image scanners were designed and assembled in its manufacturing facility in Singapore, but production was moved during the year ended March 31, 2003 to a

facility in Indonesia and an OEM manufacturer in China to lower costs. Some of the digital color image processing software used in Epson's imaging and information products are now being developed at its foreign facilities such as its research and development center in Silicon Valley.

Visual Instruments. Epson manufactures light valves (within its electronic devices business) and certain other key components for its LCD projectors entirely in Japan, taking advantage of the sophisticated manufacturing capabilities of its Japanese facilities. To save on manufacturing costs and to increase productivity, Epson uses its facilities in China and Japanese third-party contractors to assemble the LCD projectors. In addition, Epson has recently increased the proportion of LCD projector components manufactured by its facilities in China or procured from third-party Chinese manufacturers. Other products are mainly manufactured at Epson's facilities in China with a portion manufactured by third-party contractors in Japan and elsewhere.

System Devices. Epson mainly manufactures its system devices at its facilities in China.

Competition

Imaging and Information Products. The principal competitive factors in the printer market are price, printing quality and printing speed. With respect to photo-quality color inkjet printers, consumers place increased weight on printing quality when choosing between models. Epson's printers compete favorably in these areas. In recent years, price competition in the printer market has been especially fierce.

Epson competes with a number of significant competitors across the various printer markets.

- In the inkjet printer market, Epson's primary competitors are Hewlett Packard, Canon and Lexmark. Hewlett Packard is particularly strong in international markets while Epson is stronger in the Japanese market. Epson believes it has the second largest market share of inkjet printers worldwide as well as the largest market share in the Japanese market.

- Though the international laser printer market is dominated by Hewlett Packard, followed by manufacturers such as Lexmark and Brother, Epson has a stronger market presence in Japan and competes there with Canon for the top market position.

- In the dot matrix printer market, Epson's primary competitor is Oki Data. Epson believes it has the largest global market share of dot matrix printers.

- In the multi-function printer market, Epson's primary competitors are Hewlett Packard, Canon and Lexmark. Hewlett Packard is particularly strong in markets outside Japan. Epson's market presence is still relatively weak due to its late market entrance.

Visual Instruments. Competition in the LCD projector market is dependent upon factors such as price, brightness, picture quality, size and weight. The global market for data projectors has been expanding due to the increasing use of data projectors as a business presentation tool, and a majority of data projectors sold today are based on projection technology using HT Poly-Si TFT LCD-based light valves, including all of Epson's projectors. In recent years, data projectors based on digital light processing (DLP) technology developed by Texas Instruments have taken a portion of the market for small, lightweight projectors, although Epson believes its LCD projectors generally have an advantage with respect to brightness and a number of other factors. Data projectors based on liquid crystal on silicon (LCOS) technology have also appeared on the market, although Epson believes that manufacturers are having difficulty reducing the size and weight of these projectors. Epson does not believe that projectors based on these other technologies will replace projectors using light valves based on HT Poly-Si TFT LCDs. Epson believes that its HT Poly-Si TFT LCD-based technology is superior to these other technologies, making possible projectors that are brighter, more compact and higher in resolution.

Epson's primary competitors are InFocus and Japanese manufacturers such as NEC and Sony. Of its competitors, InFocus is strong in the United States and European markets. In the Japanese market, Epson competes with local manufacturers such as NEC, Sony and Plus, a major stationery product manufacturer.

The principal competitive factors in the home projector market are price, picture quality, design and noise level. Epson's main competitors in the home projector market are home electronic and audio/visual electronic manufacturers, such as Sony and Matsushita Electric.

System Devices. Competition in the POS printer and miniprinter mechanism markets is generally based on factors such as price, size, print quality, operating costs, durability and functionality. Epson's primary competitors for POS printers include IBM, Axiohm and Citizen Watch. Primary competitors for miniprinter mechanisms include Axiohm and Seiko Instruments.

ELECTRONIC DEVICES

Overview

Epson is a leading manufacturer of low power-consumption electronic devices for use in mobile communications devices and other products. Epson's business lines within this segment are:

- *displays*, such as small and medium-sized STN LCD modules, D-TFD LCD modules and light valves for LCD projectors
- *semiconductor products*, such as LCD driver ICs and other logic ICs
- *quartz devices*, such as low- and high-frequency crystal units and oscillators

Electronic devices generated net sales (including intersegment sales) of ¥354,288 million in the year ended March 31, 2003. The following table shows the breakdown of net sales for each business line in the electronic devices segment in the year ended March 31, 2003. Because a significant amount of products are sold by one business line to another business line within the electronic devices segment, these intrasegment sales are included below to illustrate the volume of business activity within each business line.

Product line	Sales (in millions of yen)
Displays	¥225,401
Semiconductor products	125,285
Quartz devices	36,133
Other	3,113
Elimination of intrasegment sales	(35,644)
Total net sales	¥354,288

Epson's electronic devices employ designs and technologies that make them low in power consumption. Epson is able to minimize the size of its devices through its micro-precision engineering technology. In addition, Epson's high-density assembly technology and surface-mounting technology enable it to package the devices in a space-efficient manner. These characteristics make the electronic devices very suitable for use in mobile phone handsets and other mobile communications devices and give Epson a strong advantage in the mobile phone component markets.

Epson's electronic devices business employed 23,755 people as of March 31, 2003. It distributes its products to major mobile phone handset and other electronic equipment manufacturers worldwide. It sells its products through an international sales force consisting of technologically sophisticated personnel in sales offices located worldwide. Manufacturing facilities are located in Japan, China, Taiwan, Malaysia, Singapore and the Philippines.

Markets

Epson focuses on the following markets:

- component market for mobile phone handsets and other mobile communications devices
- component market for PC-related and other electronic products

Component market for mobile phone handsets and other mobile communications devices. Many specialized components that are small in size and low in power consumption are required for the manufacture of mobile communications devices such as mobile phone handsets to minimize size while maximizing battery life.

While mobile phone handset shipments declined in 2001 as a result of the global economic slowdown and other factors, sales of color handsets, many of which are Internet-enabled, have since been increasing and are driving renewed growth in mobile phone handset sales. In markets such as Japan, Korea and Europe, sales of mobile phone handsets with built-in digital cameras have also been increasing. Demand for higher-quality and larger color displays that take full advantage of the expanded service offerings, including for the viewing of video content, is increasing, particularly in Japan, and this is expected to continue. In the United States and Europe, where monochrome mobile phone handsets have been the norm, users are rapidly shifting towards low-priced color handsets, and the proportion of color handsets is increasing. The Chinese market, with the largest mobile phone service subscriber base of any country, is continuing to grow rapidly, and although lower-end monochrome handsets are currently more common, the shift toward color models is expected to accelerate in coming years, particularly if third-generation mobile services are introduced. Epson provides many components for use in mobile communications devices, ranging from various types of LCDs and LCD driver ICs to other logic ICs, quartz devices and memory devices. Future increases in production of mobile communications devices and related competitive market forces are expected to fuel growing demand for components that are smaller and lower in power consumption and that support higher quality color.

Component market for PC-related and other electronic products. The electronics industry manufactures a wide range of products, including products produced in high volumes, such as personal computers, computer peripherals and consumer electronics. Manufacturers of these products typically source electronic components from reliable outside suppliers that can offer the most suitable component. Epson's electronic devices are used in a wide range of electronic products. For example, its active color LCDs are used in digital cameras, and specialized LCD modules called light valves are used in LCD projectors. Epson's quartz devices and semiconductor products are widely used in personal computers, computer peripherals and other electronic products.

Strategy

Displays for mobile communications devices. Epson's electronic devices business will focus mainly on small and medium-sized color displays. As new mobile phone handsets are shifting worldwide toward having color displays, demand for high-resolution, low power-consumption, low-cost displays is increasing.

Epson has continued to focus its development efforts on small and medium-sized displays. Epson enjoys a leading position in the market for LCDs for use in mobile phone handsets due to its strength in compact product design, based on its expertise in low power-consumption and high-density assembly technology, as well as its substantial manufacturing capabilities and extensive product lineup. Epson will continue to provide distinctive high-resolution, compact, low power-consumption displays that anticipate the needs of mobile phone handset manufacturers.

Epson also has a strong market presence with respect to LCD driver ICs and LCD controller ICs for use in mobile phone handsets. Epson will combine its technological strengths related to these products, its LCDs and its digital image processing technology to create display solutions that can comprehensively perform the display functions of a mobile phone handset. Epson aims to maintain and strengthen its leading position in these component markets by promoting its ability to provide these solutions.

Light valves for LCD projectors. Light valves are an important product for Epson's electronic devices business. Epson believes that the market for LCD projectors, including data projectors for business use as well as home projectors, will continue to grow. Based on Epson's proprietary technologies, its light valves are relatively compact and inexpensive with high aperture ratios and have achieved high market shares, especially compared to those based on non-LCD technology such as DLP technology. Epson plans to continue enhancing its technologies, further reduce manufacturing costs and establish sufficient manufacturing capacity to support strong market growth and to maintain and improve its market presence in the light valve market.

Products

Displays. Epson is a leading supplier of low power-consumption monochrome and color LCDs for mobile communications devices. Epson develops, manufactures and sells small and medium-sized LCDs, which are

generally up to six inches in size. LCDs can generally be divided into passive matrix LCDs and active matrix LCDs. Active matrix LCDs typically have a higher contrast ratio for better image quality and have faster response times than passive matrix LCDs making the former suitable for displaying moving images, although they are generally more expensive and higher in power consumption. Epson offers both types. The LCDs Epson currently offers include:

- *Super-twisted nematic (STN) LCDs.* Epson offers a variety of monochrome and color STN LCDs for use in mobile phone handsets, PDAs and other portable devices. STN LCDs employ passive matrix technology and are lower in power consumption and less costly compared to active matrix LCDs. Although mobile phone handsets in Japan have generally shifted to color active matrix LCDs, monochrome and color STN LCDs were used in a majority of mobile phone handsets sold worldwide in 2002, and the market for handsets with color STN LCDs is expected to grow significantly in the near term. Epson's color STN LCDs utilize a number of technologies that contribute to their compact size and daylight visibility.

- *Digital thin film diode (D-TFD) LCDs.* Epson offers D-TFD LCDs utilizing a proprietary color active matrix technology. Epson believes its D-TFD LCDs are superior to other active matrix LCDs in terms of power-consumption levels and costs. Other competing active matrix technologies, which Epson currently does not use, include amorphous silicon thin film transistor (TFT) technology and low-temperature polysilicon TFT technology. Compared to LCDs based on TFT technologies, D-TFD LCDs can generally be manufactured using a simpler manufacturing process leading to their lower costs and are generally capable of contrast ratios and resolution approaching or equaling those of TFT LCDs while consuming less power. D-TFD LCDs are used in small and medium-sized LCD monitors for digital cameras, amusement equipment and other products. Epson also developed an advanced type of D-TFD LCD called mobile digital thin film diode (MD-TFD) LCDs which utilizes a transflective display with high daylight visibility coupled with low power-consumption characteristics, making them highly suitable for use in mobile communications devices. Epson currently provides MD-TFD LCDs for use in Internet-enabled mobile phone handsets in Japan and multi-function mobile phone handsets outside of Japan. Epson expects sales of MD-TFD LCDs to meet further growth in demand from manufacturers of mobile phone handsets with ever-increasing sophistication, including devices capable of handling color moving images. Epson is currently the only company to offer LCDs using D-TFD technology.

- *High-temperature polysilicon thin film transistor (HT Poly-Si TFT) LCDs.* Epson believes it is the world's leading supplier of HT Poly-Si TFT LCDs. This is a type of small LCD with high resolution and a high aperture ratio (the proportion of the LCD surface area through which light can pass). Higher aperture ratios are required to increase the brightness of LCD projectors, and HT Poly-Si TFT technology is generally considered to be ideal for use in LCD projectors. The manufacturing process for HT Poly-Si TFT LCDs is even more complex than for other TFT-based LCDs, and Epson and Sony are currently the only manufacturers supplying this type of LCD. In the year ended March 31, 2000, Epson introduced a new type of HT Poly-Si TFT LCD for use in LCD projectors which incorporates an innovative high aperture ratio technology that significantly improves display quality. This new product is currently being used by almost every major LCD projector manufacturer. The HT Poly-Si TFT LCDs for use in LCD projectors are offered in the form of light valves. Light valves are the main component of LCD projectors and are a type of specialized LCD module.

Epson sells its LCDs primarily in module format. An LCD module consists of an LCD packaged together with an LCD driver IC and other components. Epson's STN and MD-TFD LCD modules are widely used in mobile phone handsets, PDAs and other mobile communications devices. Epson also offers high value-added system solutions to mobile phone handset manufacturers by combining LCD modules with LCD controller ICs and other components such as certain semiconductor products and quartz devices utilizing its high-density assembly technology.

Semiconductor products. Epson is a leading supplier of low power-consumption semiconductor products such as LCD driver ICs and other logic ICs for use in mobile communications devices. Epson's proprietary design methodology and CMOS processing technology make its semiconductor products low in power

consumption and therefore suited for use in such mobile products. Epson produces its semiconductor products as a base for its other business segments to maintain leading positions of their products. The most significant types of semiconductor products offered by Epson include:

- LCD driver ICs, Epson's most important semiconductor product type in terms of sales
- LCD controller ICs, a type of logic IC used to control LCDs, mainly for use in mobile communications devices; for example, Epson offers a specialized LCD controller IC for use with mobile phone handsets equipped with digital cameras that are flexible in their compatibility with various LCDs

The following table lists some of the semiconductor products offered by Epson:

ASSPs	ASICs	Microcomputers	Memory devices
• LCD driver ICs and other display driver ICs	• Gate arrays	• 4 bit single-chip microcomputers	• Pseudo SRAMs
• LCD controller ICs	• Embedded arrays	• 8 bit single-chip microcomputers	
• Inkjet printerhead driver ICs	• Standard cells	• 32 bit RISCs	
• Thermal printerhead driver ICs			
• Power supply ICs			
• USB 2.0 interface ICs			
• LVDS interface ICs			
• IEEE 1394 interface ICs			

In addition to the above, Epson also manufactures semiconductor products, as well as their packaging, for customers on a contract basis.

Quartz Devices. Epson develops, manufactures and sells a wide range of quartz-based devices, including low- and high-frequency crystal units and oscillators. A crystal oscillator is a crystal unit packaged together with semiconductor products required to operate the crystal units providing users with ease-of-use as well as cost and space efficiency otherwise difficult to attain.

Epson is strong in the field of 32kHz crystal units, the most common type of low-frequency quartz devices, as well as high-frequency crystal oscillators used to regulate microprocessors in various electronic products. The low-frequency nature of 32kHz crystal units allows them to be low in power consumption, and they are used, for example, in watches and mobile phone handsets as a time-keeping component as well as to regulate microprocessors at low speeds and with low power. High-frequency crystal oscillators are used to regulate the microprocessors of personal computers and peripheral equipment, industrial equipment and other electronic products as the source for megahertz-band signals. Epson has recently entered the market for high-frequency, high-stability crystal oscillators that are used, for example, for the radio transmission and reception of mobile phone handsets. Epson also manufactures high-frequency, high-quality surface acoustic wave (SAW) resonators and oscillators and is seeking to increase sales of these SAW devices for use in automobile navigation systems and network communications equipment.

Epson offers its crystal units in cylindrical, plastic molded and ceramic packaging and offers its oscillators in a variety of configurations depending on the customers' particular needs. In addition to offering its crystal units in oscillator format, Epson further packages its 32kHz crystal oscillators to offer ready-to-use real-time clock modules for use in various electronic products.

Customers

Manufacturers of mobile phone handsets and other mobile communications devices. Epson sells a significant portion of its electronic devices to mobile phone handset manufacturers and related distributors, and Epson's electronic devices are used by almost every major mobile phone handset manufacturer in the world. Mobile phone handset manufacturers use Epson's LCD modules, LCD driver ICs, 32kHz crystal units, memory devices and other components. Epson also supplies electronic devices to other mobile communications device manufacturers.

Representative customers include:

Alcatel	Motorola	Samsung
Matsushita	NEC	Siemens
Mitsubishi Electric	Nokia	

Manufacturers of PC-related and other electronic products. Epson sells its electronic devices to a variety of other electronic product manufacturers. For example, Epson supplies a variety of quartz devices and semiconductor products to manufacturers of personal computers and other electronic products. Epson supplies light valves to many major LCD projector manufacturers.

Representative customers include:

Fujitsu	LG Philips	Sharp
Hitachi	Matsushita	Toshiba
IBM	NEC	Xilinx
Kyocera	Sanyo	

Sales, Marketing and Support

Epson sells components such as LCDs, semiconductor products and quartz devices through its sales force in Japan and its foreign sales subsidiaries. Many of these products must be made to order based on the individual needs of the customer. Epson's sales force works closely with customers to identify their needs and recommend specific solutions.

Sales activities for custom-designed components are conducted by engineers responsible for producing the components. Epson's sales force for more standardized components consists of personnel, often with engineering backgrounds, that have in-depth knowledge of the customers' business and technology needs. Epson has sales and service offices related to its electronic device business located worldwide. In addition, Epson operates semiconductor design centers at locations in Japan, the United States, Europe and Asia to provide high-quality customized services to its semiconductor product customers.

To acquire new customers, Epson concentrates its efforts on a number of strategic companies it views as potentially having large and growing demand for the products Epson offers. The most successful example of these efforts has been Epson's sales activities with Nokia.

Manufacturing

Displays. Epson manufactures LCDs primarily at its facilities in Japan, China and Taiwan. It manufactures STN LCDs mostly at its facilities in China and Taiwan, although some of the more delicate processes are handled at its Japanese facilities. The complex process of manufacturing active matrix LCDs is done exclusively at Epson's Japanese facilities. Epson's LCD modules are assembled mostly in facilities in China. To meet the increasing demand for its LCDs and in anticipation of an increase in mobile communications device-related demand for color LCDs, Epson constructed in the year ended March 31, 2001 a new color STN LCD manufacturing facility in Suzhou, China and a new Japanese facility for the production of MD-TFD color LCDs. In addition, Epson completed construction in the year ended March 31, 2002 of a new Japanese facility for the production of HT Poly-Si TFT LCDs in anticipation of increases in demand for their use in LCD projectors, and began construction of another HT Poly-Si TFT LCD facility in Japan in the same year. However, based on a

downward revision in Epson's expectations for future growth of LCD projector-related demand due to the downturn in the global economy, Epson currently expects to commence operation of the facility in the year ending March 31, 2006.

Semiconductor products. Epson's main semiconductor production lines are located in Japan. In addition, some of the packaging of semiconductor products is handled at Epson's facility in Singapore. As many of Epson's semiconductor products are custom designed for particular users, Epson handles a large number of different models of semiconductor products in small volumes. As similar semiconductor products share many common circuits, Epson typically constructs the common circuits beforehand and maintains an inventory of these partially finished products in order to deliver the semiconductor products to its customers as quickly as possible after receiving an order. Epson expanded its semiconductor product manufacturing capabilities in the year ended March 31, 2002 to meet the expected increase in demand for LCD driver ICs, memory devices and other semiconductor products for mobile communications devices. However, due to lower than expected demand for these products, in the year ended March 31, 2003, Epson revised its strategy related to future investments in manufacturing facilities to one that utilizes third-party foundries to meet increases in demand that exceed Epson's manufacturing capacity. Epson also terminated production at one of its facilities in Japan in October 2002, which previously manufactured LCD driver ICs on a contract basis for a single customer, as a result of a restructuring of Epson's semiconductor product manufacturing operations to improve efficiency.

Quartz Devices. Epson manufactures quartz devices in Japan, Malaysia, China and the Philippines. Epson's facilities in Japan handle manufacturing processes that require a high level of engineering expertise. In response to its increasing production of quartz devices, Epson also started producing in the year ended March 31, 2001 raw synthetic quartz material for its quartz devices to source a portion of its requirements internally.

Joint Venture with IBM

In June 2001, IBM and Epson formed YSC as a joint venture which was to:

- own and operate an existing 200 mm silicon wafer IC manufacturing facility formerly owned by IBM that utilizes 0.25-0.35 micron manufacturing processes; and
- establish, by July 2003, 300 mm silicon wafer IC manufacturing capabilities using 0.10-0.13 micron manufacturing processes and copper wiring technology.

In connection with the joint venture, Epson also acquired licenses related to intellectual property of IBM for semiconductor product manufacturing processes based on the technology utilized at the existing facility and intellectual property of IBM related to manufacturing processes more advanced than YSC's existing capabilities.

In response to the downturn in the semiconductor market in 2001 and 2002, Epson revised its strategy for its semiconductor products business and renegotiated its joint venture and intellectual property licensing arrangements with IBM during the year ended March 31, 2003. Epson also cancelled the planned development of 300 mm silicon wafer IC manufacturing capabilities at YSC.

Epson has been increasing production levels at YSC by gradually relocating LCD driver IC production from other Epson facilities at which production levels are approaching full capacity. Epson also intends to commence production of other logic ICs in the future. At March 31, 2003, YSC had 238 employees.

See "Investment Considerations — Epson may incur further losses related to its investment in Yasu Semiconductor Corporation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Semiconductor Product Joint Venture with IBM".

Competition

Displays. The LCD market can be divided generally into the small and medium-sized LCD market and the large-screen LCD market. The largest usage of small and medium-sized LCDs is for mobile phone handsets. Low power consumption is a key competitive factor for LCDs used in mobile phone handsets and other mobile communications devices. Other competitive factors include high resolution and image quality, ability to display moving images and price. Epson believes its energy-saving technology gives it an advantage in low power

consumption. In addition, Epson's ability to package the LCDs together with LCD driver ICs in a space-efficient module format, using its various space-saving technologies, gives it a competitive advantage. Epson believes it has the largest market share worldwide of LCDs for use in mobile phone handsets. Other manufacturers include Sharp, Philips and Samsung. Although historically competition in the small and medium-sized LCD market was less intense than in the large-screen LCD market, a number of leading LCD manufacturers that previously concentrated on large-screen LCDs have recently begun to focus on the small and medium-sized LCD market to take advantage of mobile communications device-related demand. These manufacturers include Toshiba and Matsushita Electric (the two companies entering the market in the form of a joint venture) as well as Hitachi. As a result, competition has increased and market prices have declined significantly. With respect to light valves for projectors, high aperture ratio, picture quality and size are key competitive factors. Epson believes that it has the largest share of the global market for light valves and that it and Sony between them supply all of the global demand for HT Poly-Si TFT light valves.

Semiconductor products. The principal competitive factors in the logic IC, memory device, and silicon foundry markets are design capabilities, functionality, time-to-market, price, quality and relationships with principal customers. Low power consumption is also an important factor for semiconductor products for use in mobile phone handsets and other mobile communications devices. Although many of the world's major semiconductor product manufacturers have significantly stronger positions in the semiconductor product market generally, Epson concentrates on manufacturing energy-efficient LCD driver ICs and other logic ICs for use in mobile phone handsets and other mobile communications devices as well as for interface purposes. Epson believes it has the largest share worldwide of LCD driver ICs for use in mobile phone handsets. Competitors in the mobile phone LCD driver IC market include Samsung, Philips, Hitachi and Sharp.

Quartz Devices. The principal competitive factors in the quartz devices markets are accuracy, quality, price and timeliness of delivery. Low power consumption and small and slim size are also important factors for quartz devices for use in mobile phone handsets and other mobile communications devices. Epson believes it has the largest market share for 32kHz crystal units for use in mobile phone handsets and also has a large share of the market for high-frequency crystal oscillators for use in personal computers and peripheral equipment. Key competitors in the 32kHz crystal unit market are Micro Crystal, Citizen Watch, Daishinku and Seiko Instruments. Key competitors in the market for high-frequency crystal oscillators for use in personal computers and peripheral equipment are Kyocera, Kinseki, Kyushu Dentsu and Daishinku. The market for high-frequency, high-stability crystal oscillators, in which Epson recently entered, is dominated by radio transmission device manufacturers. Key competitors in the market for high-frequency, high-stability crystal oscillators are Nihon Dempa Kogyo, Toyo Communication Equipment, Kyocera and Kinseki.

PRECISION PRODUCTS

Overview

Epson manufactures a variety of precision products ranging from watches and plastic corrective lenses to industrial robots. Epson's businesses within this segment are:

- *watches*
- *optical products*
- *factory automation systems*

Most of Epson's precision products sales are related to watches. Watch manufacturing, in which Epson has engaged in since its incorporation, was the original technological foundation of many of Epson's current non-watch businesses. Energy- and space-saving technologies, micro-precision engineering capabilities, thin film and material surface treatment technologies, digital control technology and other technological strengths grew from the particular needs of watch manufacturing. Although the watch business is a mature industry with less growth potential than other areas, Epson believes that the operation of this business continues to provide synergistic benefits for its other businesses through further technological refinements and innovations related to Epson's core technological strengths.

Precision products generated net sales (including intersegment sales) of ¥79,745 million in the year ended March 31, 2003. Epson's precision products business employed 5,464 people as of March 31, 2003. Epson currently sells its watches and optical products such as plastic corrective lenses to Seiko Corporation (including its subsidiaries and affiliates). Epson has dedicated sales subsidiaries and affiliates which sell watches manufactured by Epson on an OEM basis and watch movements. Epson uses its global network of sales subsidiaries to sell its factory automation systems. Manufacturing facilities for precision products are located in Japan, China, Singapore and Malaysia.

Products, Manufacturing and Sales

Watches. Epson develops and manufactures both analog quartz watch movements and complete watches. Epson's watch and watch movement sales include:

- Complete watches sold to Seiko Corporation and marketed mainly under the Seiko brand. Seiko brand watches generally fall in the middle of the price spectrum between high-end Swiss watches and inexpensive quartz watches mass-produced in Asia. Characteristic products include the Kinetic series watches, developed in 1988, which were the world's first mass-produced self-winding power generation quartz watch, and the Spring Drive series watches, developed in 1999, which use a quartz device to regulate the unwind rate of the spring in an otherwise mechanical watch. These watches include some of the most popular models in the Seiko line. Epson manufactures most of Seiko Corporation's watches. Seiko Corporation is responsible for the planning and marketing of Seiko brand watches but also regularly consults with Epson on these matters.
- Watch movements sold to watch manufacturers based principally in Hong Kong which mass-produce low-priced quartz watches under their own brand names. Sales to these other watch manufacturers are through sales affiliates jointly owned by Epson, Seiko Corporation and Seiko Instruments.
- Complete watches manufactured on an OEM basis for watch companies as well as complete watches sold by a subsidiary of Epson under the Orient brand.

Epson's watches and watch movements are manufactured in Epson's facilities in Japan, China, Singapore and Malaysia.

Optical Products. Epson develops and manufactures plastic corrective lenses. These lenses are sold to Seiko Corporation which markets them under the Seiko brand. The plastic corrective lenses consist of single vision and progressive power lenses with value-added features such as extra lightness and thinness, made possible through the use of lens material with a high refractive index, and anti-scratch and anti-reflection surface treatment. Epson's high value-added lenses are popular in the Japanese market. Epson manufactures plastic corrective lenses at a facility in Japan.

Factory Automation Systems. Epson develops, manufactures and sells IC handlers, precision industrial robots and other factory automation systems under the Epson brand. Epson outsources most of the manufacturing of factory automation systems. IC handlers are equipment used during the testing process of semiconductor products to place the semiconductor products on, and to remove them from, semiconductor testing equipment in a clean room environment.

Research and Development

Epson considers its research and development activities to be a key factor in determining its continued success. Based on its technological foundation developed through watchmaking, Epson has concentrated its research and development activities mainly on color imaging, energy-saving and micromechatronics technologies.

Epson's research and development activities are divided into two types: those conducted by Epson's corporate headquarters for company-wide purposes and those conducted by individual business units. Research and development activities by Epson's corporate headquarters cover strategic long-term research, development of new products and manufacturing technology and supporting research and development for the individual business

segments. Individual business units focus mainly on the development of products to be announced within a few years. Examples of research and development currently being conducted by Epson's corporate headquarters include:

- *Research and development related to LTPS TFT LCDs and OLED panels.* Epson is developing LTPS TFT LCDs utilizing proprietary low power-consumption technology. Manufacturing technology for LTPS TFT LCDs can be utilized to manufacture OLED panels once other aspects of OLED technology are fully developed. Display panels based on OLED technology have a number of basic technological advantages over LCDs, including higher brightness, thinner profile, wider viewing angle and quicker video response. OLED panels may become established in the market as competing products to LCDs. Epson is developing full color OLED panels based on its thin film deposition and proprietary inkjet technology.
- *The development of industrial applications of Micro Piezo inkjet technology.* Epson is researching new applications of Micro Piezo inkjet technology as a highly energy-efficient, low-cost replacement technology for photolithographic manufacturing processes.

Epson also has overseas research and development centers that take advantage of resources available in their respective regions. Epson Research and Development, Inc., with offices in Silicon Valley, New York City and Vancouver, Canada, conducts research and development related to color imaging and semiconductor technologies and Epson Cambridge Laboratory, located in Cambridge, England, conducts basic research. Epson recently opened Inkjet Open Laboratories in Japan and England, where third parties explore new industrial applications for Epson's Micro Piezo inkjet technology and work with Epson to develop new businesses based on applications using the technology.

Epson incurred research and development costs of ¥76,019 million, ¥79,742 million and ¥85,761 million in the years ended March 31, 2001, 2002 and 2003, respectively. Major recent results of research and development and a breakdown of the research and development costs incurred in the year ended March 31, 2003 are as follows:

Business segment	R&D costs (in millions of yen)	Examples of recent results
Information-related equipment . . .	¥35,245	• light-fast, high-speed, photo-quality printing made possible through the development of advanced inkjet printheads and pigment-based color ink • development of high-brightness and compact optical engines for LCD projectors
Electronic devices	25,054	• development of high-resolution, low power-consumption color LCDs using MD-TFD technology, low power-consumption LCD driver ICs and other logic ICs, pseudo SRAMs and advanced quartz devices for use in mobile phone handsets • development of high-performance HT Poly-Si TFT LCDs for use in light valves for LCD projectors
Precision products	1,503	• development of next-generation quartz watches that utilize a spring drive • development of double-side aspheric single vision plastic corrective lenses and backside progressive power lenses which allow thinner, lighter and lower peripheral distortion lenses

Research and development costs incurred by Epson's corporate headquarters and the other business segment were ¥23,959 million in the year ended March 31, 2003.

Suppliers

Epson purchases parts, components, raw materials, equipment and other supplies from various suppliers chosen based on factors such as quality and price of the goods supplied, timeliness of delivery and quality of service. Epson believes that this policy encourages technological innovation, cost reduction and other competitive measures. As a policy, Epson generally uses multiple suppliers for its purchases of parts, components, raw materials and equipment, although a limited number of these are purchased from a single source. Epson believes that materials and components necessary for its manufacturing operations are presently available in the quantities it requires.

Epson works with its component suppliers on an ongoing basis to help them maintain and improve their quality and cost control measures. For example, in recent years, Epson has encouraged and supported a number of its Japanese suppliers to move portions of their manufacturing capabilities to Asia providing both sides with the benefits of increased cost efficiency and productivity.

In addition, as part of its environmental conservation activities, Epson has established environmental guidelines regarding its purchases to give priority to environmentally friendly suppliers and components.

Environmental Standards and Government Regulations

Environmental Standards and Regulations

Epson's operations in Japan are subject to substantial environmental regulation under the Air Pollution Law, the Water Pollution Law, the Waste Disposal and Public Cleansing Law, the Resource Recycling Law, Container and Packaging Recycling Law, Soil Contamination Control Law, Law for Promotion of Effective Utilization of Resources and other laws. Epson is also subject to local regulations which in some cases impose requirements more stringent than the national requirements. Its overseas operations are also subject to substantial environmental regulation in their respective jurisdictions.

Epson will continue to give high management priority to environmental matters. Epson continuously monitors its environmental compliance and, if necessary, adjusts affected operations and products so that it is in substantial compliance with all requirements. When environmental problems are revealed during the monitoring process, Epson seeks to take appropriate remedial measures. Although Epson believes that its Japanese and overseas operations are in material compliance with the applicable environmental requirements in their respective jurisdictions, it has discovered and publicly announced the existence of a relatively high content of trichloroethylene in the soil beneath a number of its manufacturing facilities in Japan and abroad. In certain cases, these levels were in excess of regulated environmental standards, and Epson has been pursuing remedial measures. Epson has eliminated all use of trichloroethylene and other chlorine-based solvents in its manufacturing processes.

In January 2003, the European Parliament and the Council of the European Union issued a directive relating to waste electrical and electronic equipment, including all components, sub-assemblies and consumables at the time of discarding. The directive requires European Union member states to implement legislation by August 2004 that requires manufacturers of electrical and electronic equipment to comply with the following:

- eliminate design features or manufacturing processes that prevent such equipment from being re-used, unless such features or processes provide overriding advantages
- set up systems, either individually or collectively, to provide for the treatment of waste electrical and electronic equipment using best available treatment, recovery and recycling techniques
- set up systems, either individually or collectively, to provide for the recovery of waste electrical and electronic equipment, and that these manufacturers meet specified targets by December 31, 2006 regarding recovery and component, material and substance re-use and recycling of their products; in the case of printers and other consumer electronics, the target for recovery shall be a minimum of 75% by average weight per appliance and the target for re-use shall be a minimum of 65%

- provide by August 13, 2005 for the financing of the costs for the collection, treatment, recovery and environmentally sound disposal of waste electrical and electronic equipment either through appropriate schemes for the financing of the management of such equipment, a recycling insurance or a blocked bank account

In February 2003, the Soil Contamination Control Law came into effect in Japan. Under this law, owners of land on which facilities using specified harmful chemicals have operated are required to submit to inspections by government-designated inspectors of soil contamination levels upon the termination of the operation of those facilities. In addition, the government may order the inspection of any land on which a threat of soil contamination which may be harmful to human health exists. If contamination actually or potentially harmful to human health is found, the government may order the owner to take measures to remedy the contamination. Similarly, a person that causes harmful soil contamination on land owned by others may be required to remedy the contamination. Several of Epson's facilities in Japan use chemicals specified under the law, and the operation of one of these facilities was terminated in October 2002. Epson does not believe it will be required to take remedial measures with respect to the site of this facility, and Epson does not believe that any harmful soil contamination exists on land owned by it or that it caused any harmful soil contamination on land owned by others.

In 2001, European Union member states began to heighten the enforcement of certain environmental and public health-related regulations, particularly those relating to products with cadmium content above specified levels. As a result, Epson incurred minor costs in the year ended March 31, 2003 in replacing certain parts related mostly to its information-related equipment.

Antitrust Regulation

In February 2003, Epson received an official inquiry from the Fair Trade Commission of Japan seeking information regarding the technical design and other aspects of its inkjet printers and ink cartridges and is currently under investigation. Epson believes that it has not violated any antitrust laws and is fully cooperating with the investigation. Epson is unable to predict the outcome of the investigation, including whether and when any measures will be taken against it, and the response by consumers to any related media coverage also remains uncertain.

As a general matter, the FTC may initiate an investigation pursuant to the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade and related regulations if it suspects that a violation may have occurred. If the investigation determines that a violation has occurred, the FTC may recommend measures to eliminate the illegal conduct. The company under investigation may accept the recommendations or dispute them. If, upon a formal proceeding to resolve a dispute, it is determined that illegal conduct took place, the FTC may issue an administrative order requiring compliance with the measures. In addition to these statutory proceedings, the FTC may also issue administrative guidance to a company to take corrective measures if it believes that a violation has occurred or may occur. Illegal conduct may also be subject to criminal penalty or private damage claims.

In addition to the investigation in Japan, certain antitrust regulatory authorities in overseas jurisdictions, including the European Union are collecting information on market conditions and sales practices in the printer and ink cartridge industries and are investigating a number of companies in these industries, including Epson.

Copyright Levies

Arbitration proceedings brought by VerwertungsGesellschaft Wort, a German collection agency representing certain copyright holders, against another inkjet printer manufacturer are pending in Germany before the arbitration board of the Patent and Trademark Office. The proceedings relate to whether and to what extent copyright levies should be imposed upon certain products that enable the production of copies by private persons in accordance with copyright laws implemented in Germany. The levies, if imposed, would be based upon the number of products sold within Germany, and the per-product amounts of the levies would vary based on product type. Products that may become subject to levies based upon the outcome of the arbitration include inkjet printers, multi-function printers and laser printers. Although the cost of such levies are generally passed on to

users through an increase in product price, this may not be possible depending on the competitive environment in the market or if the outcome of the arbitration proceedings also requires payment with respect to past product sales. A similar organization in Austria is also contemplating the imposition of copyright levies on printers and the outcome of the proceedings in Germany may have an influence on their decision. Epson is already paying levies on image scanners sold in Germany and Austria. Although other EU member countries do not impose levies on printers, there can be no assurance that such levies will not be imposed in the future.

Other Government Regulations

Epson produces plastic corrective lenses which are subject to regulation in Japan by the Ministry of Health, Labor and Welfare as pharmaceutical products. Approval by the Ministry is required for the manufacture and sale of these products. A sales subsidiary of Seiko Corporation markets Epson's plastic corrective lenses in the United States and Europe, and Epson's plastic corrective lenses are subject to governmental regulation in these markets. Government authorities, including the Food and Drug Administration in the United States, generally require testing of new products prior to sale and the safekeeping of specified records relating to the product.

Intellectual Property

Epson has numerous Japanese and foreign patents and trademarks relating to its products. As of March 31, 2003, Epson owned 5,415 issued patents and 920 trademarks in Japan and 9,896 issued patents and 3,102 trademarks in jurisdictions outside Japan. As of the same date, Epson had applications pending in Japan for 29,623 patents and 9,492 patents pending in foreign jurisdictions, and Epson had 94 trademark applications pending in Japan and 529 in foreign jurisdictions. While Epson believes that its patents are important, in general, no single or group of related patents is essential to Epson or any of its principal business segments. Many of the patents Epson owns are licensed to others. Epson is licensed to use a number of patents owned by others covering a wide range of products.

Though Epson owns a number of patent rights and design rights related to ink cartridges compatible with its printers, third-party vendors also sell ink cartridges compatible with Epson's inkjet printers which in some cases infringe on these rights. In addition, some vendors sell pirated versions of Epson's ink cartridges under the Epson brand in some markets. In response, Epson actively takes legal action against manufacturers of compatible ink cartridges that it views to be infringing Epson's rights and against pirate ink cartridge vendors that come to its attention.

Property

Epson's facilities are located in Japan, China, Indonesia, Singapore, Malaysia, Taiwan, the Philippines, the United States, the United Kingdom, Mexico and Brazil, in some cases with multiple facilities in a single country.

The following table provides information on Epson's principal manufacturing facilities as of March 31, 2003:

In Japan

Facility name	Location	Principal products and functions
Hirooka Office	Shiojiri City, Nagano	Development and design of printers, ink cartridges
Fujimi Plant	Fujimi-machi, Nagano	Semiconductor products
Suwa Minami Plant	Fujimi-machi, Nagano	LCDs, watch parts and development and design of factory automation
Sakata Plant	Sakata City, Yamagata	Semiconductor products

Facility name	Location	Principal products and functions
Toyoshina Plant	Toyoshina-machi, Nagano	LCDs
Ina Plant	Minowa-machi, Nagano	Quartz devices
Matsumoto Minami Plant	Matsumoto City, Nagano	Development and design of miniprinters
Shimauchi Plant	Matsumoto City, Nagano	Development and design of LCD projectors and other visual instruments
Shiojiri Plant	Shiojiri City, Nagano	Watches
Matsushima Plant	Minowa-machi, Nagano	Plastic corrective lenses
Okaya Plant	Okaya City, Nagano	Watchcases and dials
Tohoku Epson Corporation	Sakata City, Yamagata	Semiconductor products and inkjet printheads

Outside Japan

Subsidiary name	Location	Principal products and functions
Epson Engineering (Shenzhen) Ltd.	Shenzhen, China	Printers
Suzhou Epson Co., Ltd.	Suzhou, China	LCDs and quartz devices
P.T. Indonesia Epson Industry	Bekasi, Indonesia	Printers
P.T. Epson Batam	Batam, Indonesia	Parts for printers and image scanners
Singapore Epson Industrial Pte. Ltd.	Singapore	Parts for watches, semiconductor products and image scanners
Epson Precision (Johor) Sdn.Bhd.	Johor Bahru, Malaysia	Watches and printer parts
Epson Precision (Malaysia) Sdn.Bhd.	Petaling Jaya, Malaysia	Quartz devices
Epson Precision (Philippines), Inc.	Cabuyao, Philippines	Printers and quartz devices
Epson Industrial (Taiwan) Corporation	Taichung, Taiwan	LCDs
Epson Portland Inc.	Oregon, U.S.A.	Ink cartridges
Epson Telford Limited	Telford, U.K.	Ink cartridges
Epson de Juarez S.A. de C.V.	Ciudad del Valles, Mexico	Ink cartridges
Epson Paulista Ltda.	São Paulo, Brazil	Printers

In addition to the above facilities, Epson has a number of other smaller facilities located worldwide. Epson owns its corporate headquarter buildings located in Suwa, Nagano where administrative functions and product development activities are carried out. Epson also owns sales and service offices in major cities worldwide, research and development facilities and employee housing and recreation facilities.

Insurance

Epson maintains a range of insurance policies, which it believes are comparable to other companies with similar operations, covering the replacement cost of buildings, plant and machinery, stocks and goods-in-transit, as well as business interruption, product liability and other coverage. Epson's insurance policies are provided

primarily by The Tokio Marine and Fire Insurance Company, Limited. These insurance policies may not be adequate to fully cover losses related to floods, earthquakes and certain other events, and Epson is not insured for business interruption or liability related to such events.

Employees

At March 31, 2003, Epson had 73,797 employees. Of the total, 53,362 were located outside Japan. Due to Epson's expansion of manufacturing and other facilities outside Japan, the number of its foreign employees has been steadily increasing in recent years. At March 31, 2003, Epson's employees were allocated by segment as follows:

Business segment	Number of employees
Information-related equipment	40,261
Electronic devices	23,755
Precision products	5,464
Other	2,233
Company-wide	2,084
Total	73,797

Epson considers its level of remuneration and non-wage benefits to be generally competitive with those offered by other large manufacturing companies.

Most of Epson's full-time non-management employees in Japan are members of a labor union affiliated with the Japanese Association of Metal Machinery and Manufacturing Worker's Union. Outside Japan, some of Epson's employees are members of local unions. Epson considers its labor relations to be excellent.

Legal Proceedings

Epson is currently under investigation by the FTC in Japan regarding the technical design and other aspects of its inkjet printers and ink cartridges. See "Investment Considerations — Epson is under investigation by Japan's antitrust regulatory authority with respect to its printer business, and the outcome of the investigation is uncertain" and "Environmental Standards and Government Regulations — Antitrust Regulation". Epson is a party to other legal proceedings incidental to its business which in the aggregate are not currently expected to have a material adverse effect on Epson or its operations.

MANAGEMENT

The names and titles of the Company's directors and statutory auditors are as follows:

Name	Title	Date first elected to board or office
Hideaki Yasukawa	Chairman(1)	July 1976
Yasuo Hattori(2)	Vice Chairman	September 1985
Saburo Kusama	President(1)	June 1990
Toshio Kimura	Executive Vice President(1)	June 1992
Norio Niwa	Executive Vice President(1)	June 1997
Seiji Hanaoka	Executive Vice President(1)	June 1995
Masayoshi Omae	Managing Director	June 1996
Masayuki Morozumi	Managing Director	June 1998
Yasumasa Otsuki	Managing Director	June 2001
Masao Akahane	Managing Director	June 1999
Torao Yajima	Managing Director	June 2000
Kenji Kubota	Managing Director	June 2001
Nobuo Hashizume	Director	June 1995
Toshihiko Kishiro	Director	June 1998
Takeo Kagami	Director	June 1998
Hiroshi Komatsu	Director	June 2000
Mitsuo Mimura	Director	June 2001
Osamu Kamiwaki	Director	June 2002
Seiichi Hirano	Director	June 2002
Minoru Usui	Director	June 2002
Noboru Hattori(2)	Director and Advisor	July 1980 (as Statutory Auditor)
Masanori Kawai	Standing Statutory Auditor	June 1990 (as Director)
Yasuo Ishii	Standing Statutory Auditor	June 1998
Yukinobu Ozaki	Statutory Auditor	June 2001
Yoshiro Yamamoto	Statutory Auditor	June 2002

Notes:

(1) Representative Director.

(2) Yasuo and Noboru Hattori are brothers.

The Company's board of directors has ultimate responsibility for the administration of the Company's affairs. The Company's articles of incorporation provide for a board of directors consisting of not more than 25 members and provide for not more than five statutory auditors. All directors and statutory auditors are elected by the Company's shareholders at general meetings. The normal term of office for directors is two years, and the normal term of office for statutory auditors is three years (in accordance with a recent amendment to the Commercial Code of Japan, the term of office for statutory auditors elected at general meetings of shareholders held after April 2003 will be four years), but directors and statutory auditors may serve any number of consecutive terms. The board of directors may elect, from among its members, a Chairman, one or more Vice Chairmen, a President and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. The board of directors elects one or more Representative Directors from among their members. Each of the Representative Directors has the authority to represent the Company in the conduct of its affairs.

The Company's statutory auditors are not required to be, and are not, certified public accountants. The statutory auditors may not at the same time be directors or employees of the Company or any of its subsidiaries, and at least one of them should be a person who has not been a director or employee of the Company or any of its subsidiaries during the five-year period prior to their election as a statutory auditor. Each statutory auditor has a statutory duty to examine the financial statements and business reports to be submitted by the representative directors at general meetings of the Company's shareholders and also to supervise the administration by the directors of the Company's affairs. They are obligated to participate in meetings of the board of directors, and if necessary, to express their opinion at such meeting, but are not entitled to vote.

The statutory auditors form the board of statutory auditors. The board of statutory auditors has a statutory duty to prepare and submit an audit report to the board of directors each year. A statutory auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of statutory auditors is empowered to establish audit principles, the method of examination by the statutory auditors of the Company's affairs and financial position and other matters concerning the performance of the statutory auditors' duties.

SUBSIDIARIES AND AFFILIATES

Epson conducts its business together with its subsidiaries and affiliates (being companies over which Epson has significant influence with respect to their finances, operations or businesses). At March 31, 2003, Epson had 101 subsidiaries, 92 of which were consolidated subsidiaries and the remainder of which were accounted for by the equity method, and 12 affiliates, 10 of which were accounted for by the equity method, in Epson's consolidated financial statements.

The following table presents information on Epson's principal consolidated subsidiaries and affiliate as of March 31, 2003:

Name	Country	Main business	Issued capital (in thousands)	Percentage held by Epson
Subsidiaries				
Epson Sales Japan Corporation	Japan	Sales and servicing of printers and other personal computer peripherals	¥4,000,000	100.0%
Epson Direct Corporation	Japan	Sales of personal computers and peripherals	¥150,000	100.0%
Tohoku Epson Corporation	Japan	Manufacture of semiconductor products and inkjet printheads	¥2,000,000	100.0%
Orient Watch Co., Ltd.	Japan	Manufacture of printer parts, quartz devices and watches; sales of watches	¥1,937,000	52.0%
U.S. Epson, Inc.	U.S.A.	Regional headquarters	$111,942	100.0%
Epson America, Inc.	U.S.A.	Sales and servicing of printers	$40,000	100.0%
Epson Electronics America, Inc.	U.S.A.	Sales and servicing of electronic devices	$10,000	100.0%
Epson Portland Inc.	U.S.A.	Manufacture of ink cartridges	$46,200	100.0%
Epson El Paso, Inc.	U.S.A.	Holding company for and management of Epson de Juarez S.A. de C.V.	$11,000	100.0%
Epson Research and Development, Inc.	U.S.A.	Research and development	$8,000	100.0%
Epson Europe B.V.	Netherlands	Regional headquarters	€95,000	100.0%
Epson (U.K.) Ltd.	U.K.	Sales and servicing of printers	£1,600	100.0%
Epson Deutschland GmbH	Germany	Sales and servicing of printers	€5,200	100.0%
Epson Europe Electronics GmbH	Germany	Sales and servicing of electronic devices	€2,000	100.0%
Epson France S.A.	France	Sales and servicing of printers	€4,000	100.0%
Epson Italia s.p.a.	Italy	Sales and servicing of printers	€3,000	100.0%
Epson Iberica, S.A.	Spain	Sales and servicing of printers	€1,500	100.0%
Epson Telford Ltd.	U.K.	Manufacture of ink cartridges	£8,000	100.0%
Epson (China) Co., Ltd.	China	Regional headquarters	CNY1,005,869	100.0%
Epson Korea Co., Ltd.	Republic of Korea	Sales and servicing of printers	Won1,466,080	100.0%

Name	Country	Main business	Issued capital (in thousands)	Percentage held by Epson
Epson (Shanghai) Information Equipment Co., Ltd.	China	Sales and servicing of printers	CNY16,557	100.0%
Epson Hong Kong Ltd.	China	Sales and servicing of printers and electronic devices	HK$2,000	100.0%
Epson Taiwan Technology & Trading Ltd.	Taiwan	Sales and servicing of printers and electronic devices	T$25,000	100.0%
Epson Singapore Pte. Ltd.	Singapore	Regional headquarters; sales and servicing of printers and electronic devices	S$200	100.0%
Epson Australia Pty. Ltd.	Australia	Sales and servicing of printers	A$1,000	100.0%
Suzhou Epson Co., Ltd.	China	Manufacture of LCDs and quartz devices	CNY1,027,306	100.0%
Epson Precision (Hong Kong) Ltd.	China	Manufacture of printers, LCDs, miniprinters and watches	$81,603	100.0%
Epson Industrial (Taiwan) Corporation	Taiwan	Manufacture of LCDs	T$380,000	100.0%
Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of parts for watches, semiconductor products and image scanners	S$71,700	100.0%
P.T. Indonesia Epson Industry	Indonesia	Manufacture of printers	$23,000	100.0%
Epson Precision (Philippines), Inc.	Philippines	Manufacture of printers and quartz devices	Peso2,500,000	100.0%
Epson Precision (Malaysia) Sdn. Bhd.	Malaysia	Manufacture of quartz devices	M$16,000	100.0%
Time Tech (Hong Kong) Ltd.	China	Sales of completed watches	$530	100.0%
Affiliate				
Yasu Semiconductor Corporation	Japan	Manufacture of semiconductor products	¥16,170,000	50.0%

PRINCIPAL AND SELLING SHAREHOLDERS

The table below shows information about the ownership of shares by the fifteen largest shareholders and the selling shareholders as of March 31, 2003 as appearing on the register of shareholders and as adjusted to give effect to the offerings (assuming that the over-allotment option is exercised in full):

Shareholder	As of March 31, 2003		Number of shares to be sold in the offerings	As adjusted	
	Number of shares owned	Percentage of issued shares		Number of shares owned after the offerings(4)	Percentage of issued shares after the offerings(4)
Aoyama Kigyo Kabushiki Kaisha(1)	20,318,934	13.4%	0	20,318,934	10.3%
Sanko Kigyo Kabushiki Kaisha(1)	14,288,550	9.4	0	14,288,550	7.3
The Dai-ichi Mutual Life Insurance Company	7,800,000	5.1	0	7,800,000	4.0
Mizuho Corporate Bank, Ltd.(2)	7,593,100	5.0	0	7,593,100	3.9
Yasuo Hattori(1)(3)	7,464,006	4.9	320,000	7,144,006	3.6
Reijiro Hattori(1)	7,060,700	4.6	0	7,060,700	3.6
Seiko Corporation(1)	6,825,702	4.5	0	6,825,702	3.5
Mizuho Capital Co., Ltd.(2)	6,236,000	4.1	0	6,236,000	3.2
Seiko Epson Employee Stockholding Association	6,137,034	4.0	0	6,117,234	3.1
Noboru Hattori(1)(3)	5,499,968	3.6	0	5,499,968	2.8
Sun Kikaku Kabushiki Kaisha(1)	4,518,000	3.0	1,250,000	3,268,000	1.7
Mizuho Bank, Ltd.(2)	4,076,900	2.7	0	4,076,900	2.1
NGK Insulators, Ltd.	3,450,000	2.3	0	3,450,000	1.8
Hideo Hattori(1)	3,428,700	2.3	1,200,000	2,228,700	1.1
Junichi Hattori(1)	3,310,000	2.2	500,000	2,810,000	1.4
Shinji Hattori(1)	3,108,700	2.0	1,700,000	1,408,700	0.7
Yugen Kaisha Kyoueikigyou	2,826,920	1.9	500,000	1,956,920	1.0
Takako Hattori(1)	851,506	0.6	700,000	151,506	0.1
Kabushiki Kaisha Sunritz(1)	138,790	0.1	100,000	38,790	0.0
Directors and Statutory Auditors as a group(3)	416,160	0.3	0	416,160	0.2
Other	36,514,922	24.0	0	87,674,722	44.6
Total	151,864,592	100.0%	6,270,000	196,364,592	100.0%

Notes:

(1) Hattori family member or corporation of which Hattori family members are collectively, directly or indirectly, principal shareholders.

(2) Each a subsidiary of Mizuho Financial Group, Inc.

(3) The shareholdings of Yasuo and Noboru Hattori, who are both directors of Epson, are not included in the shareholding of Directors and Statutory Auditors as a group.

(4) Reflects a reduction in the number of shares owned by Seiko Epson Employee Stockholding Association due to withdrawals by retiring association members between April 1 and April 30, 2003 and the sale by Yugen Kaisha Kyoueikigyou of 370,000 shares on April 14, 2003.

Prior to the offerings, the selling shareholders, directly and indirectly, owned 25,276,622 shares, which constituted 16.6% of the total number of issued shares. As of March 31, 2003, members of the Hattori family, directly or indirectly through corporations under their collective control, owned 80,328,154 shares, which constituted 52.9% (not including the 4.5% owned by Seiko Corporation and the 1.9% owned by Seiko Instruments, both companies of which Hattori family members are collectively the principal shareholders) of the total number of issued shares.

DESCRIPTION OF THE SHARES

The following section contains information relating to the shares, including summaries of provisions of the articles of incorporation and share handling regulations of the Company and of the Commercial Code of Japan relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation (the "Commercial Code").

General

The Commercial Code provides that a company may issue various classes of shares if it so provides in its articles of incorporation. Currently, the articles of incorporation of the Company provide that the Company only issue shares of common stock and no other classes of shares.

The Company's authorized share capital is 607,458,368 shares, of which 151,864,592 shares have been issued. All issued shares are fully paid, non-assessable and without par value. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders' rights against the Company, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their names, addresses and seal impressions with Mizuho Trust & Banking Co., Ltd., which is the transfer agent for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and render related services for a fee.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan is expected to apply to the shares after the listing of the shares on the Tokyo Stock Exchange. If this system applies to the shares, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the participants (the "Participants") in the system (which normally will be securities companies). The shares deposited with JASDEC ("deposited shares") will be registered in the name of JASDEC in the Company's register of shareholders. The beneficial ownership of the deposited shares will be recorded in the register of beneficial shareholders to be prepared by the Company based on information furnished by the Participants and JASDEC. The register of beneficial shareholders will be updated as of record dates, which are typically March 31 and September 30 of each year, at which shareholders entitled to rights pertaining to the shares (including the right to receive dividends, if any) are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to those shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the deposited shares such as voting rights and will receive any dividends and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Any shares newly issued with respect to the deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with the Company's transfer agent the same information as would be required from the registered shareholders principally through the relevant Participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Following shareholders' approval, year-end dividends are distributed in cash on a pro rata basis to shareholders or registered pledgees of record as of March 31 of each year. In addition to year-end dividends, the Company may also make cash distributions from its retained earnings to shareholders or registered pledgees of record as of September 30 of each year by resolution of its board of directors ("interim dividends"). The Company's articles of incorporation provide that it shall be relieved of its obligation to pay any year-end or interim dividends unclaimed for a period of three years after the date on which they first become payable.

The Commercial Code provides that, unless the sum of its legal reserve and additional paid-in capital is at least one-quarter of its stated capital, a corporation must set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out by the corporation as an appropriation of retained earnings (including any

payment by way of year-end dividend and bonuses to directors and statutory auditors) for that period or equal to one-tenth of any interim dividend. The Commercial Code permits the Company to distribute profits by way of year-end dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) any excess of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, (vi) the amount of share subscription moneys paid, and (vii) the increased amount of net assets in its balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition cost of such assets. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital, the aggregate purchase price of shares determined by any resolution of the ordinary general meeting of shareholders with respect to the previous fiscal year authorizing the Company to acquire its shares and the book value of its own shares purchased by the Company as otherwise permitted under the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v), (vi) and (vii) above.

In Japan, the "ex-dividend" date and the record date for any dividends precede the date of determination of the amount of the dividends to be paid.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of that issue price as additional paid-in capital. The Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. The whole or any part of retained earnings which are distributable as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. The Company may reduce its additional paid-in capital and/or legal reserve, by resolution of a general meeting of shareholders, provided that the sum of additional paid-in capital and legal reserve remaining after such reduction shall be at least one-quarter of the Company's stated capital.

Stock Splits

The Company may at any time split the shares in issue into a greater number of shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend the articles of incorporation of the Company without shareholder approval to increase the number of its authorized shares in proportion to the stock split.

The Company must give public notice, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, the Company must send notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

Consolidation of Shares

The Company may at any time consolidate its shares into a smaller number of shares by special resolution of the general meeting of shareholders. A representative director must disclose the reason for such consolidation of the shares at the general meeting of shareholders.

Unit Share System

Consistent with the requirements of the Commercial Code, the articles of incorporation of the Company provide that 100 shares constitute one "unit". Any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the units of shares may be

made by the resolution of the board of directors rather than by a resolution of shareholders. The articles of incorporation of the Company provide that the Company does not issue share certificates for a number of shares not constituting an integral number of units. Because the transfer of shares normally requires the delivery of share certificates, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable.

A holder of shares constituting less than one unit may at any time require the Company to purchase such shares at the market price in accordance with the Company's share handling regulations.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

General Meeting of Shareholders

The ordinary general meeting of the Company's shareholders will usually be held in June of each year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the purpose of the meeting and a summary of the matters to be acted upon must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or standing proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Any shareholder holding at least 3% of the voting rights of all shareholders for six months or longer may require the Company to convene a general meeting of shareholders for a particular purpose. Any shareholder holding at least 300 voting rights or 1% of the voting rights of all shareholders for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to one of the Company's representative directors at least eight weeks prior to the date of the meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote per one unit of shares, except that neither the Company itself nor a corporate shareholder more than one-quarter of whose issued shares are directly or indirectly owned by the Company may exercise its voting rights. Except as otherwise provided by law or by the Company's articles of incorporation, a resolution can be adopted at a shareholders' meeting by a majority of voting rights represented at the meeting. Shareholders of the Company may cast their votes in writing. Shareholders may also exercise their voting rights through proxies provided that the proxy is the Company's shareholder with voting rights. The Commercial Code and the Company's articles of incorporation require a quorum for election of directors and statutory auditors of not less than one-third of the voting rights of all shareholders. The Company's articles of incorporation provide that shares may not be voted cumulatively for the election of directors.

The Commercial Code provides that, in order to amend the articles of incorporation and in some other instances, including any reduction of the stated capital, any removal of a director or a statutory auditor, dissolution, merger, consolidation or split of the Company, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships between the Company and another company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company or any offering of new shares or treasury stock at a "specially favorable" price (or any offering of stock acquisition rights, including bonds with stock acquisition rights, with "specially favorable" conditions) to persons other than shareholders, an approval of shareholders by a special resolution at a general meeting of shareholders is required.

The Commercial Code provides that, in order to pass a special resolution at a general meeting of shareholders, a quorum of a majority of the voting rights of all shareholders and the approval of at least two-thirds of the voting rights represented at the meeting are required. The Commercial Code permits a company to reduce this quorum to one-third of the voting rights of all shareholders by so providing in its articles of incorporation and the Company will propose to amend its articles of incorporation at the ordinary general meeting of shareholders scheduled to be held on June 27, 2003.

Preemptive Rights and Subscription Rights

Holders of shares have no preemptive rights under the articles of incorporation of the Company. Under the Commercial Code, authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned in "— Voting Rights" above. However, the Company may grant subscription rights for new shares, stock acquisition rights or bonds with stock acquisition rights to its shareholders by a resolution of the board of directors. In such case, the subscription rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. In addition, the Company must give notice to its shareholders at least two weeks prior to the date on which such rights expire.

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below the then current market price of the shares, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in the Company.

Stock Acquisition Rights

Subject to certain requirements, the Company may grant rights to acquire its shares (*shinkabu-yoyakuken*, or "stock acquisition rights") to any person by a resolution of its board of directors or, if their conditions are specially favorable, by a special resolution of a general meeting of shareholders, as discussed under "— Voting Rights" above. Such stock acquisition rights may also be issued together with bonds. Upon exercise of stock acquisition rights, the Company will be required to issue the applicable number of shares or alternatively to transfer the applicable number of treasury stock held by it.

Liquidation Rights

In the event of the Company's liquidation, the assets remaining after the payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

Reports and Notices to Shareholders

The Company furnishes to its shareholders notices of shareholders' meetings, annual and semi-annual business reports, including financial statements, and notices of resolutions adopted at the shareholders' meetings, all of which are in Japanese.

Pursuant to the articles of incorporation of the Company, public notice to be given to its shareholders will be publicized in Japanese in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

Record Date of Shareholders' Register

March 31 is the record date for the payment of year-end dividends and the determination of the shareholders entitled to vote at the ordinary general meeting of shareholders, and September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two weeks' prior public notice, the Company may at any time set a record date in order to determine the shareholders who are entitled to rights pertaining to the shares.

Repurchase by the Company of its Shares

The Company may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of the Company (pursuant to a resolution of the board of directors). When such acquisition is made by the Company from a specific party other than a subsidiary, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders' meeting, that the Company also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain

requirements. In case of (i) and (ii) above, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. In case of (iii) above, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payment minus the amount of any interim dividend paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of stated capital, additional paid-in capital and other items as described in (i) through (vii) in "— Dividends" above, the Company may not acquire such shares.

The Company may hold the shares it acquires for any period, or it may cancel such shares by resolution of the board of directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the board of directors and other requirements similar to those applicable to the issuance of new shares. The Company may also transfer treasury stock to persons that exercise stock acquisition rights and may exchange treasury stock for shares or assets in connection with an acquisition of another company by way of merger, share exchange or corporate split.

The Commercial Code generally prohibits any subsidiary of the Company from acquiring shares of the Company.

CLEARANCE AND SETTLEMENT OF THE SHARES

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan is expected to apply to the shares after the listing of the shares on the Tokyo Stock Exchange. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the institutions participating in the system. See "Description of the Shares — General".

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear or Clearstream and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system which will hold the shares in JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts for each institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the shares, will be responsible for establishing and maintaining accounts for their respective participants and clients having interests in the book-entry interests in the shares.

Fees

Epson will not impose any fees in respect of the shares; however, holders of book-entry interests in the shares through Euroclear and Clearstream may incur fees normally payable for the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities firm or commercial bank acting as standing proxy will charge standard fees. See "Description of the Shares — General".

Settlement Procedures — Secondary Marketing Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear and Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear and Clearstream and those of JASDEC and the Company's share handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream will also be conducted in accordance with the share handling regulations, any applicable rules of JASDEC and the rules of the Tokyo Stock Exchange applicable to listed securities.

TAXATION

The following summaries are not intended as a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of international shares by investors. Potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the international shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan ("non-resident Holders"). The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this offering memorandum and are subject to changes in the applicable Japanese laws or double taxation treaties, conventions or agreements occurring after that date.

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on the shares paid by the Company.

The rate of Japanese withholding tax applicable to dividends on the shares paid by the Company to non-resident Holders is 10% for dividends to be paid on or before December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the Company for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are non-resident Holders, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. Non-resident Holders who are entitled under treaties, conventions or agreements to a reduced rate of Japanese withholding tax on payments of dividends on the shares by the Company are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders may provide the application. See "Description of the Shares — General". Non-resident Holders who do not submit an application in advance will be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares as legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult with your own tax advisor regarding the Japanese tax consequences of the ownership and disposition of shares in light of your particular situation.

United States Taxation

The following summary describes the material U.S. federal income tax consequences of ownership of ordinary shares at the date of this offering memorandum. The following discussion is applicable to you if you are a U.S. holder as defined below:

- who is a resident of the United States for purposes of the current tax treaty between the United States and Japan, which Epson refers to in this section as the "Treaty";

- whose ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan; and
- who otherwise qualifies for the full benefits of the Treaty.

You are a "U.S. holder" if you are a beneficial holder of an ordinary common share and if you are for U.S. federal income tax purposes:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust (1) that is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Except where noted, this summary deals only with ordinary shares held as capital assets and does not deal with holders that are subject to special rules, such as the following:

- dealers in securities or currencies;
- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
- persons liable for the alternative minimum tax;
- financial institutions;
- tax-exempt entities;
- insurance companies;
- persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
- persons owning 5% or more of the Company's shares; or
- persons whose "functional currency" is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, which the Company refers to in this section as the "Code", and regulations, rulings and judicial decisions issued under the Code at the date of this offering memorandum. However, these authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds the Company's ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Company's ordinary shares, you should consult your tax advisor.

You should consult your own tax advisor concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of ordinary shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of dividends paid to you, including amounts withheld to reflect Japanese withholding taxes, will be treated as dividend income to you, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in your gross income as ordinary income on the day you actually or constructively receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received, calculated by reference to an exchange rate in effect on the date the dividend is actually or constructively received by you regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15%. As discussed under "Japanese Taxation" above if the Japanese statutory withholding rate is lower than the maximum applicable treaty rate, the Japanese statutory rate will be applicable. Under current Japanese law, the statutory rate will be lower than the maximum treaty rate until April 1, 2008, at which time the two rates will be equal. However, if at some point in the future the Japanese statutory rate is increased above the maximum treaty rate, you will be required to properly demonstrate to the Company and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty.

Subject to conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit or deduction against your U.S. federal income tax liability. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by you to any foreign country or United States possession or territory with respect to that year. For purposes of calculating the foreign tax credit, dividends paid on ordinary shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income". Special rules apply to some individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed U.S. $300 (U.S. $600 in the case of a joint return). In addition, in some circumstances, a U.S. holder that:

- has held ordinary shares for less than a specified minimum period during which it is not protected from risk of loss; or
- is obligated to make payments related to the dividends;

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ordinary shares.

The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

The Company does not believe that it is, for U.S. federal tax purposes, a passive foreign investment company (a "PFIC"), and expects to continue its operations in such a manner that it will not be a PFIC. If, however, the Company is or becomes a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any taxable sale or exchange of an ordinary share in an amount equal to the difference between the U.S. dollar amount realized for the ordinary share and your basis in the ordinary share, determined in U.S. dollars. The gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Estate and Gift Taxation

As discussed in "Japanese Taxation", certain Japanese inheritance and gift taxes may be imposed on holders of shares. You should consult your own tax advisor regarding the effect of any Japanese inheritance or gift taxes that may be imposed on your shares and the potential applications of the Estate and Gift Tax Treaty between the United States and Japan.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the ordinary shares or the proceeds received on the sale, exchange or redemption of the ordinary shares paid within the United States, and, in some cases, outside of the United States, to you unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided you furnish the required information to the U.S. Internal Revenue Service.

PURCHASE AND SALE

Epson and the international managers named below have entered into an international purchase agreement with respect to the shares being offered in the international offering. The international managers have severally and not jointly agreed to purchase, and Epson has agreed to issue and sell to the international managers, subject to certain conditions, the number of shares indicated in the table below at a price of ¥ • per share:

Name	Number of international shares
Morgan Stanley & Co. International Limited	•
Citigroup Global Markets Limited	•
Deutsche Bank AG London	•
Nomura International plc	•
HSBC Investment Bank plc	•
Mizuho International plc	•
Total	•

No selling concession, management commission or underwriting commission will be payable by Epson with respect to the international offering. The difference between the offer price stated on the cover page of this offering memorandum and the price above will be distributed among the international managers in a manner agreed among them. In addition, Epson has agreed to reimburse the international joint lead managers on behalf of the international managers for certain of their expenses in connection with the international offering.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to their payment for the international shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased or the international purchase agreement may be terminated. The international managers are offering the international shares subject to their acceptance of the international shares from Epson and subject to prior issuance and sale. The international managers reserve the right to withdraw, cancel or modify offers and to reject orders.

Epson has agreed to indemnify the international managers against specified liabilities, including liabilities under the Securities Act. Epson has also agreed to contribute to payments that the international managers may be required to make in respect of liabilities under the Securities Act.

Concurrently with the international offering, Epson and the selling shareholders are offering • new shares and 6,270,000 existing shares pursuant to syndicated offerings by the Japanese underwriters which are limited to residents of Japan. Epson has entered into an underwriting agreement dated the date of this offering memorandum with certain of the Japanese underwriters providing for the offering and sale of new Japanese shares by Epson, and Epson and the selling shareholders named in this offering memorandum have entered into an underwriting agreement dated the date of this offering memorandum with certain of the Japanese underwriters providing for the offering and sale of the existing Japanese shares by the selling shareholders. A portion of the new Japanese shares sold by Epson will be sold to Epson's employee stock ownership plan at the offer price stated on the cover page of this offering memorandum. The closing of the international offering is conditioned on the closing of the Japanese offering.

In addition to the above syndicated offerings in Japan, Nikko Citigroup Limited, on behalf of the Japanese underwriters and for the benefit of the Japanese underwriters and the international managers, is offering to the public in Japan up to 4,500,000 existing shares in order to provide for an over-allotment and to create a short position in the shares of common stock. In connection with the offering of the over-allotted shares, Nikko Citigroup Limited and a certain shareholder of Epson have entered into a share lending agreement pursuant to which such shareholder has agreed to lend to Nikko Citigroup Limited 4,500,000 existing shares of common stock to facilitate settlement for such offering. In addition, Nikko Citigroup Limited and Epson have entered into a share purchase agreement pursuant to which Epson has granted an option to Nikko Citigroup Limited, exercisable until July 18, 2003, to purchase up to an aggregate of 4,500,000 new shares of common stock solely

to cover any short position in the shares of common stock created by the offering of the over-allotted shares. During the period beginning on the closing date of the international offering and ending on July 18, 2003, Nikko Citigroup Limited may purchase shares of common stock on the Tokyo Stock Exchange, in lieu of exercising the option described above in whole or in part. Such transactions may cause the price of Epson's shares to be higher than the price that otherwise would exist in the open market absent such transactions. All such transactions shall be conducted at the sole discretion of Nikko Citigroup Limited in its capacities as the Japanese lead underwriter and global coordinator and shall be in compliance with applicable laws and regulations of Japan.

The offer price for the international offering and the Japanese offerings are identical. For the purpose of the Japanese offerings, Epson has filed a securities registration statement, including amendments, pursuant to the SEL.

Pursuant to an intersyndicate agreement among the international managers and the Japanese underwriters, as part of the distribution of the offered shares pursuant to the offerings and subject to certain exceptions, the international managers will offer and sell international shares only outside Japan and the Japanese underwriters will offer and sell the Japanese shares only in Japan. In addition, the Japanese underwriters may sell Japanese shares to the international managers.

Each international manager has agreed that it will offer and sell the international shares (i) as part of its distribution of international shares at any time and (ii) otherwise until 40 days after the later of the commencement of the international offering and the delivery date of the international shares, only in accordance with Rule 903 of Regulation S or Rule 144A under the Securities Act.

Until 40 days after the later of the commencement of the international offering and the delivery date of the international shares, offers or sales of the shares within the United States by a dealer, including a dealer that is not participating in the offerings, may violate the registration requirement of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act. As used in this and the preceding paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

Each international manager has agreed that it will offer the international shares in the United States only through U.S. broker-dealer affiliates to persons which it reasonably believes are QIBs.

The international shares have not been and will not be registered under the SEL. Each international manager has represented and agreed that the international shares which it purchases will be purchased by it as principal and that, in connection with the international offering, it will not, directly or indirectly, offer or sell any international shares in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with relevant laws and regulations.

Each international manager has represented and agreed that (i) it has not offered or sold and prior to the date of six months from the closing date of the international offering will not offer or sell any international shares to persons in the United Kingdom, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of The Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any international shares in circumstances to which Section 21(1) of the FSMA does not apply to Epson and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares in, from, or otherwise involving the United Kingdom.

Each international manager, severally and not jointly, has (i) acknowledged that the distribution of the international shares in Canada is being made only on a basis exempt from the requirement that Epson prepare and file a prospectus with the securities regulatory authorities in each province or territory where trades of

international shares are effected, (ii) represented and warranted that it has compiled with, or is exempt from, the dealer registration requirements of the securities regulatory authorities in each province or territory where trades of international shares are effected, (iii) represented, warranted and agreed with Epson that any offer or sale of the international shares in Canada by it has been and will be made in accordance with applicable securities laws in each relevant jurisdiction in Canada, (iv) agreed with Epson to file any required reports or documents with the securities regulatory authorities in each relevant jurisdiction in Canada and (v) agreed with Epson that the distribution of the international shares shall not be advertised in Canada.

Each international manager has represented and agreed that it has (i) not offered or sold and will not offer or sell during the international offering in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), by means of any document, any international shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) not issued or had in its possession and will not issue or have in its possession for the purpose of issue during the international offering any invitation, document or advertisement relating to the international shares, whether in Hong Kong or elsewhere, which is or contains an invitation to the public to enter into or offer to enter into an agreement to acquire, dispose of, subscribe for or underwrite the international shares (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Hong and any rules made thereunder.

Each international manager has represented and agreed that it has not offered or sold and will not offer or sell the international shares nor make the international shares the subject of an invitation for subscription or purchase, nor will it circulate or distribute this offering memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the international shares, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each international manager has represented and agreed that it has not offered, transferred or sold international shares, directly or indirectly, to any individual or legal entity in The Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of a professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

Each international manager has represented and agreed that it has not offered, sold or delivered any international shares nor distributed any copies of this offering memorandum, or any other document relating to the international shares, and will not offer, sell or delivery any international shares nor distribute any copies of this offering memorandum or any other document relating to the international shares in the Republic of Italy in a solicitation to the public at large, and any such offers or sales or distribution of this offering memorandum in Italy will only be made to (i) up to 200 investors and (ii) professional investors (*operatori qualificati*), as defined in Article 31, second paragraph of CONSOB Regulation no. 11522 of 1 July, 1998, as amended and effected, in compliance with the terms and procedures provided therein, and will in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Prior to the offerings, there has been no public market for the shares inside or outside Japan. The offer price of the shares will be determined by agreement among Epson, the selling shareholders and the global coordinator. Among the factors to be considered in determining the offer price of the shares, in addition to prevailing market conditions, will be Epson's historical performance, assessments of its management and business prospects and the consideration of the above factors in relation to market valuations of companies in related businesses.

Epson and certain shareholders, including the selling shareholders and each shareholder (other than the Seiko Epson Employee Stockholding Association) that owns over 3,000,000 shares of Epson's common stock, have entered into lock-up agreements to the effect that, during the period from the date of this offering memorandum to and including the date 180 days after such date, (i) Epson will not issue (other than by way of a

stock split), sell or otherwise dispose of (including collateralizing) any shares of its common stock or any securities that are convertible into or exchangeable for, or that represent the right or obligation to receive, shares of common stock, (ii) such shareholders who are corporate shareholders will not sell any shares of Epson's common stock owned by them as of the date of this offering memorandum or issue, sell or otherwise dispose of (including collateralizing) any securities that represent the right to receive shares of common stock and (iii) such shareholders who are individuals will not sell any shares of Epson's common stock owned by them as of the date of this offering memorandum, in each case outside the offerings, without the prior written consent of the global coordinator. The total number of shares held by Epson's shareholders subject to the lock-up agreements, upon completion of the offerings, will be 105,376,476.

Certain of the international managers have performed investment banking and advisory services for Epson, its affiliates, the selling shareholders and their affiliates from time to time for which they have received customary fees and expenses. The international managers may, from time to time, engage in transactions with and perform services for Epson, its affiliates, the selling shareholders and their affiliates in the ordinary course of their business.

Certain of the international managers are not registered as broker-dealers with the SEC and will not engage in any transactions related to the shares with U.S. persons, except through their U.S. registered broker-dealer affiliates or as otherwise permitted by the Exchange Act and regulations thereunder.

TRANSFER RESTRICTIONS

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction. Accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" that are defined in Rule 144A or Regulation S under the Securities Act are used as defined in the Rule or Regulation.

Shares Issued in Reliance on Rule 144A

Each U.S. purchaser of international shares will be deemed to have represented and agreed as follows:

(1) The purchaser (A) is a QIB, (B) is aware that the sale of the shares to it is being made in reliance on Rule 144A and (C) is acquiring the shares for its own account or for the account of a QIB, as the case may be.

(2) The purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act and (B) in accordance with all applicable securities laws of the states of the United States.

Shares Issued in Reliance on Regulation S

Each non-U.S. purchaser of international shares will be deemed to have represented and agreed as follows:

(1) The purchaser is a non-U.S. person who is acquiring the shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S.

(2) The purchaser understands that the shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for Epson by Simpson Thacher & Bartlett and Mori Hamada & Matsumoto and for the international managers by Sullivan & Cromwell LLP and Ito & Mitomi.

INDEPENDENT PUBLIC ACCOUNTANTS

Epson's consolidated balance sheets as of March 31, 2002 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended March 31, 2001, 2002 and 2003, included in this offering memorandum, have been audited by ChuoAoyama Audit Corporation, independent public accountants, a member firm of PricewaterhouseCoopers, as indicated in their report included in this offering memorandum.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The audited financial information included in this offering memorandum is prepared and presented in accordance with Japanese GAAP. Measurement differences exist between Japanese GAAP and U.S. GAAP that might be material to Epson's financial information. The matters described below cannot be expected to reveal all differences between Japanese GAAP and U.S. GAAP that are relevant to Epson. Consequently, there can be no assurance that these are the only differences in accounting principles that would have a significant impact on the financial statements of Epson included in this offering memorandum. Furthermore, Epson has made no attempt to identify or quantify the impact of these differences or any future differences between Japanese GAAP and U.S. GAAP that may result from changes in accounting standards. Regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have significant on-going projects that could affect future differences between Japanese GAAP and U.S. GAAP and that may affect the financial statements of Epson. In making an investment decision, you must rely upon your own examination of Epson, the terms of the offering and the financial information. You should consult your own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP, and how those differences might affect the financial information contained in this offering memorandum.

Consolidation Policy

Under Japanese GAAP, the concept of effective control has been introduced to determine whether or not a company is to be consolidated as a subsidiary. Effective control is defined as having control over the decision-making body of a company. All majority-owned companies and companies effectively controlled by the parent are to be consolidated. Companies where the share ownership of the parent equals 50% or less may be required to be consolidated in cases where the parent has effective control through the interests held by a party with a close relationship to the parent.

An affiliate is defined as a company whose financial and operating decision-making is influenced to a material degree through investment, personnel, finance, technology or other relationships. Accordingly, all 20% to 50% owned companies, except for those that are consolidated, are, in principle, required to be accounted for using the equity method. An investment of less than 20% of voting rights of an investee may be required to be accounted for using the equity method in cases where the investor has the ability to exercise significant influence over the company.

Under U.S. GAAP, consolidation of the financial statements of a subsidiary company or equity joint venture into the consolidated financial statements of its parent company is generally required if the parent has a controlling financial interest in the investee. Ownership of more than 50% of the Company's voting shares is normally required to evidence control although in limited circumstances consolidation may be required where the parent owns less than 50% of the company's voting shares. Generally, all 20% to 50% owned affiliated companies which are not consolidated are required to be accounted for using the equity method. Additionally an investment of less than 20% in the voting right of an investee is generally required to be accounted for using the equity method in cases where the investor has the ability to exercise significant influence over the operating and financial policies of the investee enterprise.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which introduced the variable interest model for determining the scope of consolidation. FIN 46 is applied for variable interest entities created after January 31, 2003 immediately upon their creation and for such entities which existed on January 31, 2003 as of the beginning of the first interim period or fiscal year beginning after June 15, 2003.

Business Combinations

Under Japanese GAAP, while there are no specific accounting standards for statutory mergers, in practice, they are accounted for using a method similar to the pooling-of-interest method. Under this method, assets and liabilities of the absorbed company are revaluated, but they are carried at amounts not exceeding fair value.

Under U.S. GAAP, in June 2001, the FASB issued SFAS No. 141, "Business Combinations", which establishes standards for all business combinations initiated after June 30, 2001, or any purchase business combinations completed after June 30, 2001. Before the issuance of SFAS No. 141, business combinations were accounted for under either the pooling-of-interests or purchase method of accounting. SFAS No. 141 prohibits the use of the pooling-of-interests method of business combination, and provides guidance regarding the recognition of intangible assets acquired in a purchase method business combination.

Under the purchase method, an acquirer, usually the entity whose former shareholders have the majority of the voting rights in the combined company, must be identified. The assets and liabilities of the acquired company are recorded by the acquirer at fair value on the date of acquisition. Any amount of purchase price in excess of the fair value of assets and liabilities acquired is allocated to goodwill. Income related to the activities of the acquired company is recognized by the acquirer prospectively from the acquisition date.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This standard prohibits the amortization of goodwill, regardless of its acquisition date, and requires impairment testing of goodwill annually or if any event occurs which would indicate any impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This standard is effective for fiscal years beginning after December 15, 2001.

Consistency of Accounting Policies

Japanese GAAP generally requires the adoption of consistent accounting policies regarding consolidation for transactions that take place under similar circumstances and also have the same characteristics. However, a foreign subsidiary may apply the accounting policies dictated by its local GAAP to its accounts, except in cases where those policies are unreasonable.

Under U.S. GAAP, consistent accounting policies must be applied to all consolidated entities.

Changes in Accounting Policies

Under Japanese GAAP, the effect of changes in accounting policies resulting from management decisions is usually included in the current year statement of income with an appropriate footnote disclosure. The effect of changes in accounting policies resulting from changes in Japanese accounting standards is required to be reflected in either the statement of income or the statement of shareholders' equity, depending on the effects of the new accounting standard. Financial statements of prior periods are not restated.

Under U.S. GAAP, pursuant to Accounting Principles Board Opinion No. 20, changes in accounting policies require a cumulative catch up adjustment in the year of change for the effect of the change on past transactions, except (1) where there has been a change in the reporting entity such that the financial statements are in effect the statements of a different reporting entity, (2) where the advantages of retroactive treatment in the prior period outweigh the disadvantages or (3) in conjunction with an initial public offering. Exceptions to this rule are sometimes specified in authoritative accounting pronouncements.

Valuation of Inventories

Under Japanese GAAP, inventories may be stated at either cost or the lower of cost or market.

U.S. GAAP requires all inventories to be valued at the lower of cost or market.

Impairment of Long-lived Assets

Under Japanese GAAP, currently, as a practice, when an impairment of long-lived assets exists, an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent.

On August 9, 2002, the Financial Services Agency ("FSA") issued a new accounting standard with respect to fixed asset impairment. The standard sets forth the basic concept that impairment losses should be measured as the excess of the book value over the higher of (1) the fair market value of the asset net of disposition costs and (2) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The standard covers land, factories, buildings and other forms of property, plant and equipment as well as intangible assets. Fixed assets will be grouped at the lowest level for which there are identifiable cash flows that are independent of cash flows of other groups of assets. The FSA proposed that the Accounting Standards Board in Japan develop practical guidelines on the application of the standard in the near future. The standard is effective for fiscal years beginning on or after April 1, 2005. Earlier application is permitted.

Under U.S. GAAP, a company must test for impairment whenever events or changes in circumstances suggest that the carrying value of an asset (or group of assets) is not recoverable. An impairment loss is to be recognized for long-lived assets when the carrying amount of the asset exceeds the future undiscounted cash flows expected to result from use and eventual disposal of the asset. When an impairment has occurred the impairment loss recognized is determined by measuring the excess of the carrying value of the asset over its fair value.

Accounting for Leased Assets by a Lessee

Under Japanese GAAP, a lease that transfers substantially all the risks and rewards of ownership is accounted for as a capital lease. However, a lease that does not transfer ownership of the asset to the lessee at the end of the lease term can be accounted for as an operating lease with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Under U.S. GAAP, a lease is accounted for as a capital lease when one or more of the following criteria is met: (1) the lessor transfers ownership of the property to the lessee by the end of the lease term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% or more of the estimated economic life of the leased property; and (4) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

Capitalized Interest Costs

Under Japanese GAAP, interest costs are not capitalized. However, if certain criteria are met, interest costs on certain indebtedness for construction of property, plant and equipment may be capitalized.

Under U.S. GAAP, interest costs on certain indebtedness incurred during the asset construction period should be capitalized.

Hedge Accounting

Under Japanese GAAP, if a hedge transaction meets certain criteria, unrealized gains and losses of hedging instruments may be deferred as an asset or liability until the gains and losses on the hedged items are recognized. If certain conditions are met, interest rate swaps are not recognized on the balance sheet at fair value under Japanese GAAP, which differs from U.S. GAAP where all derivative instruments are recognized on the balance sheet at fair value with unrealized gains and losses being recorded in the statement of income unless the derivative instrument qualifies for hedge accounting. Hedge accounting is terminated when the hedged items are extinguished, resulting in recognition of the deferred unrealized gains and losses on the hedging instruments in the current period. If it becomes obvious that forecasted transactions that qualified as hedged items will not be consummated, similar accounting is required.

Under U.S. GAAP, all derivative financial instruments are required to be valued at their fair value and recorded as either an asset or liability on the balance sheet. Under certain conditions a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction or (3) a hedge of the currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency denominated forecasted transaction.

The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For a derivative instrument not designated as a hedging instrument, the gain or loss is recognized in the period of change.

Accounting for Employee Retirement Benefits

Pension liabilities are determined by an actuarial appraisal approach under both Japanese and U.S. GAAP.

Under Japanese GAAP, unrecognized net gains or losses are amortized on a straight-line basis over a period not to exceed the average remaining service years of active employees whereas, under U.S. GAAP, they should be amortized either on an interest method or a straight-line basis over the shorter of the average remaining service years of active employees or 15 years. Also, under Japanese GAAP, companies are not required to disclose the additional minimum liability or to adopt a "corridor" approach in amortizing unrecognized gains or losses, both of which are required under U.S. GAAP.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On June 15, 2001, the Defined Benefit Pension Plan Law in Japan was enacted, which allows a company to return the substitutional portion of employee pension fund liabilities to the government, thereby eliminating the company's responsibility for future benefits. To return the substitutional portion, a company must obtain approval from the Ministry of Health, Labor and Welfare for the exemption from the payment of future benefits. Upon completion of the separation phase, the remaining substitutional obligation and related plan assets are transferred to Japan Pension Insurance.

Under Japanese GAAP, the termination/settlement of the substitutional portion could either be accounted for on the date of completion of return or the date of government approval.

Under U.S. GAAP, the termination/settlement of the substitutional portion should be accounted for on the date of completion of return, in accordance with FASB Emerging Issues Task Force Issue No. 03-2.

Accounting for Compensated Absences

Under Japanese GAAP, there are no specific accounting standards for compensated absences.

Under U.S. GAAP, an employer is required to accrue a liability for employees' compensation for future absences if certain conditions are met.

Income Statement Presentation

Under Japanese GAAP, income statement presentation of certain expense items differs from U.S. GAAP. For example, under Japanese GAAP, certain non-recurring items that would be included before operating income under U.S. GAAP are classified outside of operating income. U.S. GAAP has the concept of extraordinary items, but this is very restrictive and does not allow for presentation of items considered to be non-recurring in nature to be classified outside of operating income.

Revenue Recognition

Under Japanese GAAP, revenue is recognized upon the transfer of risk and rewards of ownership, which generally coincides with the time when goods are shipped.

Under U.S. GAAP, revenue recognition is usually more restrictive and is generally recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or

services have been rendered; (3) the seller's price to buy is fixed and determinable; and (4) collectibility is reasonably assured. These conditions are generally not met until the customer has received and accepted the goods.

Depreciation

Under Japanese GAAP, properties are depreciated utilizing one of the methods permitted under corporate income tax law because Japanese tax regulation requires that tax deductible depreciation cannot exceed what is recorded for book purposes. For depreciation of buildings acquired after April 1, 1998, Japanese income tax law requires use of the straight-line method. The declining-balance method is permitted for buildings acquired prior to April 1, 1998.

Under U.S. GAAP, a variety of methods may be utilized for amortizing buildings and other properties on a systematic basis over the estimated useful life of the asset.

Director and Management Bonuses

Under Japanese GAAP, bonuses to be paid to directors and statutory auditors of a corporation are an item for appropriation from retained earnings. Bonus payments are therefore accounted for as a reduction of retained earnings, similar to distribution of dividends.

Under U.S. GAAP, bonus payments to directors and officers of a corporation are generally provided on an accrual basis, reported as payroll expense, and included in selling, general and administrative expenses.

Reorganization Costs

Under Japanese GAAP, no specific guidance exists with respect to accounting for reorganization or restructuring costs.

Under U.S. GAAP, an exit plan which specifically identifies all significant actions and a timeline for completion of the plan which indicates significant changes are unlikely must be in place in the period the costs are recorded. In addition, specific guidance regarding the calculation and nature of costs included in restructuring changes exists.

Statement of Changes in Accumulated Other Comprehensive Income

Under Japanese GAAP, there are no specific standards requiring a statement of changes in accumulated other comprehensive income which outlines changes in equity from non-owner sources.

U.S. GAAP requires the inclusion of the statement of changes in accumulated other comprehensive income in primary financial statements. All components of comprehensive income are required to be reported in the period in which they are recognized. Specifically, the total amount of comprehensive income is required to be displayed where other comprehensive income is reported. The total amount of comprehensive income consists of net income for the period and other comprehensive income. Items in other comprehensive income include foreign currency translation adjustments from investments, minimum pension liability adjustments, and unrealized gains and losses from available-for-sale securities. Accumulated other comprehensive income is required to be reported in the shareholders' equity section of the balance sheet. Each classification of the accumulated other comprehensive income as defined previously should be displayed. Disclosure of comprehensive income per share is not required.

Segment Information

Under Japanese GAAP, information on business segment, geographical segment and overseas sales should be disclosed. Business segments should be determined primarily based on product lines or service lines. Required disclosures include: segment operating revenues and operating income; segment assets; capital expenditures; and segment depreciation and amortization.

Under U.S. GAAP, the "management approach" is used, meaning that reported segments should be determined based on the way management organizes segments internally to make operating decisions and assess performance. Required disclosures include: segment revenues and income; segment assets and liabilities; total investment in property, plant, equipment and intangible assets; segmented depreciation and amortization; significant segment non-cash expenditures; and income from and investment in equity-method investees. Reconciliation between the segment information and the consolidated figures should be provided. Further, disclosures based on geography and, in some cases, products and services are required. Disclosure of any customer that accounts for over 10% of consolidated sales is required.

GLOSSARY

Definitions of some of the terms used in this offering memorandum are provided below:

Active matrix LCD	A general type of LCD that has higher resolution and responsiveness than passive matrix LCDs. Suitable for displaying moving color images.
Amorphous silicon TFT LCD	A type of TFT LCD that utilizes amorphous silicon for its thin film transistor structure to activate individual pixels.
ANSI lumens	Unit of measurement for the brightness of projectors based on the American National Standards Institute (ANSI).
ASIC	Application Specific Integrated Circuit. A general term for semiconductor products with basic logic circuits which can be later configured to meet the specifications of each customer. Examples include gate arrays and standard cells.
ASSP	Application Specific Standard Products. A general term for standard semiconductor products designed for specific applications.
Bubble Jet technology	Term used by Canon for its inkjet technology, whereby an electric heater is used to instantly boil the ink, creating a bubble that pushes a small amount of ink out of the nozzle.
CDMA 2000	Code Division Multiple Access 2000. A digital wireless technology for third-generation mobile services that allows for high-speed multimedia services such as motion video, Internet access and videoconferencing.
CMOS	Complementary Metal Oxide Semiconductor. A type of basic technology for semiconductor products, including logic ICs and memory devices, with energy-efficient characteristics.
Crystal oscillator	An electronic device that combines a crystal unit with semiconductor products and other components to generate an accurate frequency output.
Crystal unit	An electronic device that emits an accurate oscillating signal at a particular frequency utilizing the property of quartz crystals to resonate when an electric current is applied.
Data projector	A projector that accepts output from a computer and projects images onto a separate screen or white wall.
DLP	Digital Light Processing. A type of projection system in which light is reflected using a large number of small movable mirrors.
Dot matrix printer	A type of printer that uses small pins that strike against an ink ribbon to form images out of dots.
DRAM	Dynamic Random Access Memory. A type of volatile memory device that is used in electronic systems to store data and program instructions. It is the most common type of random access memory device and must be refreshed with electricity thousands of times per second or else its memory will fade.
D-TFD LCD	Digital Thin Film Diode LCD. A type of active matrix LCD proprietary to Epson that utilizes diodes printed on to a thin film to activate the pixels. This type of LCD generally consumes lower power and has a simpler structure than TFT LCDs.

Embedded array .... A type of ASIC for which multiple circuits with differing functionalities are embedded on a single IC.

Gate array .... Semi-customized IC with basic logic circuits which can be later configured to meet the specifications of each customer.

HDTV .... High Definition Television. A general term used for next-generation, high-resolution TV standards.

HT Poly-Si TFT LCD .... High temperature polysilicon TFT LCD. See Poly-Si TFT LCD.

IC .... Integrated Circuit. A combination of multiple transistors on a base material, usually silicon.

IEEE1394 .... Institute of Electrical and Electronics Engineers. Next-generation interface standard for high-speed transmission of digital data. Can be used with computers as well as audio/video equipment.

Image scanner .... A device used to input printed images to the computer.

Inkjet printer.................. A type of printer that prints by propelling small droplets of ink directly onto paper.

Label writer .... A compact machine for printing labels.

Laser printer.................. A type of printer that uses a laser technology to print a full page at a time based on the same principle as photocopiers.

LCD .... Liquid Crystal Display. Display technology that utilizes liquid crystal technology.

LCD controller IC .... A type of logic IC used to control the conversion of electronic signals to text or images so that they may be displayed on LCDs.

LCD driver IC .... A type of logic IC used to generate signals for driving LCDs directly.

LCD module.................. An LCD packaged together with LCD drivers and other components to form a compact, ready-to-use LCD device.

LCD projector .... A type of projector that projects images by shining light through LCDs.

LCOS .... Liquid Crystal on Silicon. A type of device for projection systems whereby light is reflected by a silicon wafer on which there is an LCD.

Light valve .... A general term used for the display device used in projectors to generate images. Light is shone through, or reflected against, the light valve to project images. HT Poly-Si TFT LCD modules serve as light valves in LCD projectors.

Logic IC .... Semiconductor products that process, rather than store, data.

LTPS TFT LCD .... Low-temperature Poly-Si TFT LCD. See Poly-Si TFT LCD.

LVDS .... Low Voltage Differential Signaling. A type of interface standard for high-speed transmission of digital data with low noise. It is used, for example, to transmit data from a computer to its LCD screen.

MD-TFD LCD .... Mobile Digital Thin Film Diode LCD. A type of TFD LCD that consumes even lower power than conventional D-TFD LCDs. Suitable for use in mobile devices.

Memory device............... Semiconductor products that are used only for data storage purposes.

Microcomputer .... A complete computing system contained on a single IC that is programmed according to specific customer requirements.

Micro Piezo inkjet technology ... Epson's proprietary inkjet technology that utilizes a special type of ceramic material that flexes when subjected to an electric current. The flexing action forces small ink droplets to emit from the nozzle.

OLED panels .... Organic Light Emitting Diode panels. Next-generation display panels that utilizes organic substances that generate light when subjected to an electric current.

Passive matrix LCD .... A general type of LCD which is lower in power consumption relative to active matrix LCDs. Suitable for displaying text and stationary images.

PDA .... Personal Digital Assistant. A type of handheld computer that serves as an organizer for personal information.

Pigment-based ink .... Ink used for inkjet printers that contains pigments as the color agent to offer high lightfastness making it less prone to fading compared to conventional dye-based ink.

Poly-Si TFT LCD .... Poly-Silicon Thin Film Transistor LCD. A type of active matrix LCD that utilizes polysilicon for its thin film transistor structure to activate the individual pixels. Poly-Si TFT LCDs can be further categorized as high- and low-temperature Poly-Si TFT LCDs depending on the manufacturing processes used.

Printer for use in POS systems ... Printer used by retailers and other businesses with retail sales information management systems, or point-of-sale systems, which are systems used by retailers to utilize the information gained upon the sale of individual merchandise for management purposes.

Pseudo SRAM .... A type of semiconductor product that offers the density of DRAMs but does not need external refresh circuitry. Suitable for use in mobile devices due to their space-saving and low power-consumption characteristics.

Quartz chronometer .... An accurate and compact tabletop quartz clock.

Real-time clock module .... A type of crystal oscillator that controls the time-keeping function in electronic equipment.

RISC .... Reduced Instruction Set Computer. Microcomputer architecture that reduces the complexity and increases the speed of microcomputers.

SAW device .... Surface Acoustic Wave device. A type of quartz device based on the resonating of the surface of a quartz crystal. SAW devices are capable of stable operation at high frequencies.

Silicon foundry .... A manufacturer of semiconductor products based on its customers' design specifications.

SRAM .... Static Random Access Memory. A type of memory device that retains data bits in its memory as long as power is being supplied but, unlike another type of memory device called DRAM, does not have to be periodically refreshed.

Standard cell .... A type of ASIC that offers more flexibility and higher performance compared to gate arrays.

STN LCD .... Super-Twisted Nematic LCD. A representative type of passive matrix LCD.

TFT LCD .... Thin Film Transistor LCD. The most common type of active matrix LCD. Individual transistors printed on to a thin film control the activation of the individual pixels.

Thermal inkjet technology .... Inkjet technology used by Hewlett Packard and certain other printer manufacturers, whereby an electric heater is used to instantly boil the ink, creating a bubble that pushes a small amount of ink out of the nozzle.

Third-generation mobile phone system .... Next generation of mobile phone system capable of high-speed data transmission, enabling fast exchange of image, sound and other high-volume data. Generally refers to systems based on CDMA 2000 or W-CDMA technologies.

USB .... Universal Serial Bus. A type of mid- to low-speed data interface standard for connecting computer peripherals such as a keyboard, mouse and other devices.

W-CDMA .... Wideband Code Division Multiple Access. A digital wireless technology for third-generation mobile services that allows for high-speed multimedia services such as motion video, Internet access and videoconferencing.

Watch movement .... Internal time-keeping driving unit of a wrist watch.

XGA .... Extended Graphic Array. A standard for displaying images with a resolution of maximum 1,024 x 768 pixels.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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Report of Independent Accountants

To the Board of Directors of
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheets of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

As discussed in Note 2 (4) and (11), effective for the year ended March 31, 2001, Seiko Epson Corporation and its consolidated subsidiaries have adopted new Japanese accounting standards for financial instruments and for pensions.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Tokyo, Japan
May 9, 2003

SEIKO EPSON CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
	2002	2003	
ASSETS			
Current assets:			
Cash and cash equivalents	¥131,309	¥192,288	*$1,599,734*
Time deposits	788	498	*4,143*
Notes and accounts receivable, trade	240,127	218,280	*1,815,974*
Inventories	173,083	167,478	*1,393,328*
Deferred income taxes	37,916	34,508	*287,088*
Other current assets	43,945	36,502	*303,677*
Allowance for doubtful accounts	(4,753)	(4,244)	*(35,308)*
Total current assets	622,415	645,310	*5,368,636*
Property, plant and equipment:			
Buildings and structures	381,115	378,268	*3,146,988*
Machinery and equipment	479,412	472,977	*3,934,917*
Furniture and fixtures	162,677	177,972	*1,480,632*
Land	54,557	53,794	*447,537*
Construction in progress	10,383	10,983	*91,373*
Other	855	979	*8,145*
	1,088,999	1,094,973	*9,109,592*
Accumulated depreciation	(586,748)	(652,204)	*(5,425,990)*
	502,251	442,769	*3,683,602*
Investments and other assets:			
Investment securities	15,747	24,778	*206,140*
Investments in affiliates	11,091	11,128	*92,579*
Long-term loans receivable	3,956	2,038	*16,955*
Deferred income taxes	12,784	9,929	*82,604*
Intangible assets	31,247	26,955	*224,251*
Other assets	42,725	34,053	*283,303*
Allowance for doubtful accounts	(1,055)	(880)	*(7,321)*
	116,495	108,001	*898,511*
Total assets	¥1,241,161	¥1,196,080	*$9,950,749*

The accompanying notes are an integral part of these financial statements.

SEIKO EPSON CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
	2002	2003	
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term bank loans	¥203,397	¥142,198	*$1,183,012*
Current portion of long-term debt	81,946	70,258	*584,509*
Notes and accounts payable, trade	118,233	115,966	*964,775*
Accounts payable, other	85,560	77,492	*644,692*
Income taxes payable	11,495	8,316	*69,185*
Deferred income taxes	678	895	*7,446*
Accrued bonuses	12,600	13,590	*113,062*
Accrued warranty costs	33,904	14,275	*118,760*
Other current liabilities	53,078	50,097	*416,780*
Total current liabilities	600,891	493,087	*4,102,221*
Long-term liabilities:			
Long-term debt	317,524	396,934	*3,302,280*
Accrued pension and severance costs	23,918	9,242	*76,888*
Accrued directors' and statutory auditors' retirement allowances	2,224	2,403	*19,992*
Deferred income taxes	1,122	347	*2,887*
Other long-term liabilities	12,761	10,143	*84,384*
Total long-term liabilities	357,549	419,069	*3,486,431*
Minority interest in subsidiaries	2,372	2,608	*21,697*
Shareholders' equity:			
Common stock, no par value Authorized — 607,458,368 shares Issued — 151,864,592 shares	12,531	12,531	*104,251*
Additional paid-in capital	10,259	10,259	*85,350*
Retained earnings	254,931	264,874	*2,203,611*
Net unrealized gains on other securities	1,286	167	*1,389*
Translation adjustments	1,342	(6,515)	*(54,201)*
Treasury stock	(0)	(0)	*(0)*
Total shareholders' equity	280,349	281,316	*2,340,400*
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,241,161	¥1,196,080	*$9,950,749*

The accompanying notes are an integral part of these financial statements.

SEIKO EPSON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			*Thousands of U.S. dollars*
	Year ended March 31			*Year ended March 31,*
	2001	2002	2003	*2003*
Net sales	¥1,340,903	¥1,274,109	¥1,322,453	*$11,002,105*
Cost of sales	942,833	938,001	959,865	*7,985,566*
Gross profit	398,070	336,108	362,588	*3,016,539*
Selling, general and administrative expenses:				
Salaries and wages	62,777	68,380	72,597	*603,968*
Advertising	29,816	28,765	30,138	*250,732*
Sales promotion	30,618	34,741	30,364	*252,612*
Research and development costs	39,598	40,998	42,787	*355,965*
Shipping costs	18,768	17,624	19,756	*164,359*
Provision for doubtful accounts	867	91	665	*5,533*
Other	111,481	119,313	116,921	*972,721*
	293,925	309,912	313,228	*2,605,890*
Operating income	104,145	26,196	49,360	*410,649*
Other income:				
Interest and dividend income	2,321	1,311	1,289	*10,724*
Gain on securities contributed to employee retirement benefit trust	4,360	—	—	—
Reversal of specific warranty costs	—	—	2,982	*24,809*
Gain on transfer to government of the substitutional portion of pension liabilities	—	—	17,577	*146,231*
Equity in net gains under the equity method	—	976	—	—
Other	7,681	6,971	7,950	*66,139*
	14,362	9,258	29,798	*247,903*
Other expenses:				
Interest expenses	9,419	7,097	6,257	*52,055*
Net loss on foreign exchange	7,484	5,198	5,552	*46,190*
Loss on disposal of property, plant and equipment	5,590	7,484	3,233	*26,897*
Provision for specific warranty costs	—	21,797	—	—
Reorganization costs	—	4,865	23,955	*199,293*
Equity in net losses under the equity method	2,131	—	95	*790*
Transition obligation expenses for pension and severance costs	13,800	—	—	—
Other	4,512	7,395	8,437	*70,191*
	42,936	53,836	47,529	*395,416*
Income (loss) before income taxes and minority interest	75,571	(18,382)	31,629	*263,136*
Income taxes:				
Current	45,890	6,618	12,368	*102,895*
Deferred	(7,492)	(6,948)	6,289	*52,321*
	38,398	(330)	18,657	*155,216*
Income (loss) before minority interest	37,173	(18,052)	12,972	*107,920*
Minority interest in subsidiaries	148	380	462	*3,843*
Net income (loss)	¥ 37,025	¥ (18,432)	¥ 12,510	*$ 104,077*

	Yen			*U.S. dollars*
Per share:				
Net income (loss)	¥ 243.80	¥ (121.37)	¥ 81.08	*$ 0.67*
Cash dividends	18.00	18.00	18.00	*0.15*

The accompanying notes are an integral part of these financial statements.

SEIKO EPSON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares issued	Millions of yen						
		Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2000	75,932,296	¥ 12,531	¥10,259	¥ —	¥(25,270)	¥(2)	¥ 240,597	¥ 238,115
Net income	—	—	—	—	—	—	37,025	37,025
Cumulative effect of the accounting change for income taxes in foreign subsidiary	—	—	—	—	—	—	248	248
Cash dividends	—	—	—	—	—	—	(1,367)	(1,367)
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(198)	(198)
Net unrealized gains on other securities	—	—	—	1,565	—	—	—	1,565
Translation adjustments	—	—	—	—	15,393	—	—	15,393
Changes in treasury stock	—	—	—	—	—	1	—	1
Stock split (two-for-one)	75,932,296	—	—	—	—	—	—	—
Balance at March 31, 2001	151,864,592	12,531	10,259	1,565	(9,877)	(1)	276,305	290,782
Net loss	—	—	—	—	—	—	(18,432)	(18,432)
Cash dividends	—	—	—	—	—	—	(2,734)	(2,734)
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(208)	(208)
Net unrealized loss on other securities	—	—	—	(279)	—	—	—	(279)
Translation adjustments	—	—	—	—	11,219	—	—	11,219
Changes in treasury stock	—	—	—	—	—	1	—	1
Balance at March 31, 2002	151,864,592	12,531	10,259	1,286	1,342	(0)	254,931	280,349
Net income	—	—	—	—	—	—	12,510	12,510
Cash dividends	—	—	—	—	—	—	(2,734)	(2,734)
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(98)	(98)
Increase due to affiliates newly accounted for under the equity method	—	—	—	—	—	—	265	265
Net unrealized loss on other securities	—	—	—	(1,119)	—	—	—	(1,119)
Translation adjustments	—	—	—	—	(7,857)	—	—	(7,857)
Balance at March 31, 2003	151,864,592	¥ 12,531	¥10,259	¥ 167	¥ (6,515)	¥(0)	¥ 264,874	¥ 281,316

	Thousands of U.S. dollars						
	Common stock	*Additional paid-in capital*	*Net unrealized gains on other securities*	*Translation adjustments*	*Treasury stock*	*Retained earnings*	*Total*
Balance at March 31, 2002	*$104,251*	*$85,350*	*$10,699*	*$ 11,165*	*$(0)*	*$2,120,890*	*$2,332,355*
Net income	—	—	—	—	—	*104,077*	*104,077*
Cash dividends	—	—	—	—	—	*(22,745)*	*(22,745)*
Bonuses to directors and statutory auditors	—	—	—	—	—	*(815)*	*(815)*
Increase due to affiliates newly accounted for under the equity method	—	—	—	—	—	*2,204*	*2,204*
Net unrealized loss on other securities	—	—	*(9,310)*	—	—	—	*(9,310)*
Translation adjustments	—	—	—	*(65,366)*	—	—	*(65,366)*
Balance at March 31, 2003	*$104,251*	*$85,350*	*$ 1,389*	*$(54,201)*	*$(0)*	*$2,203,611*	*$2,340,400*

The accompanying notes are an integral part of these financial statements.

SEIKO EPSON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			*Thousands of U.S. dollars*
	Year ended March 31			*Year ended March 31,*
	2001	2002	2003	*2003*
Cash flows from operating activities:				
Net income (loss)	¥ 37,025	¥ (18,432)	¥ 12,510	*$ 104,077*
Adjustments to reconcile net income (loss) to net cash provided by operating activities —				
Depreciation and amortization	95,176	129,151	127,406	*1,059,950*
Reorganization costs	—	4,509	23,002	*191,364*
Accrual for net pension and severance costs, less payments	5,201	(9,590)	(18,212)	*(151,514)*
Gain on securities contributed to employee retirement benefit trust	(4,360)	—	—	—
Net loss on sales and disposal of property, plant and equipment	6,047	5,067	1,978	*16,456*
Equity in net (gains) losses under the equity method	2,131	(976)	95	*790*
Deferred income taxes	(7,492)	(6,948)	6,289	*52,321*
Decrease in allowance for doubtful accounts	(899)	(1,230)	(459)	*(3,819)*
Accrued income taxes	3,264	(18,520)	(1,839)	*(15,300)*
(Increase) decrease in notes and accounts receivable, trade	(73,234)	73,680	20,636	*171,681*
(Increase) decrease in inventories	(43,308)	48,221	2,471	*20,557*
Increase (decrease) in notes and accounts payable, trade	62,135	(53,317)	(3,613)	*(30,058)*
Other	17,899	(331)	(10,760)	*(89,517)*
Net cash provided by operating activities	99,585	151,284	159,504	*1,326,988*
Cash flows from investing activities:				
Payments for purchases of property, plant and equipment	(165,951)	(222,300)	(85,274)	*(709,434)*
Proceeds from sales of property, plant and equipment	3,052	3,645	7,872	*65,491*
Payments for purchases of intangible assets	(12,118)	(10,980)	(8,898)	*(74,027)*
Payments of long-term prepaid expenses	—	(30,376)	(10,943)	*(91,040)*
Proceeds from acquisition of additional shares of affiliates, net of payment	3,969	444	—	—
Other	594	(18,791)	(10,700)	*(89,018)*
Net cash used in investing activities	(170,454)	(278,358)	(107,943)	*(898,028)*
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	36,095	(82,668)	(56,723)	*(471,905)*
Proceeds from long-term debt	93,400	222,222	150,644	*1,253,278*
Repayments of long-term debt	(30,376)	(34,488)	(81,568)	*(678,603)*
Cash dividends	(1,367)	(2,734)	(2,734)	*(22,745)*
Other	(23)	(631)	(508)	*(4,226)*
Net cash provided by financing activities	97,729	101,701	9,111	*75,799*
Effect of exchange rate fluctuations on cash and cash equivalents	2,928	2,389	307	*2,554*
Net increase (decrease) in cash and cash equivalents	29,788	(22,984)	60,979	*507,313*
Cash and cash equivalents at the beginning of the year	124,316	154,293	131,309	*1,092,421*
Cash and cash equivalents of subsidiaries newly consolidated	189	—	—	—
Cash and cash equivalents at the end of the year	¥ 154,293	¥ 131,309	¥ 192,288	*$1,599,734*
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for —				
Interest and dividend received	¥ 3,218	¥ 1,449	¥ 2,227	*$ 18,527*
Interest paid	¥ (9,099)	¥ (7,446)	¥ (6,143)	*$ (51,106)*
Income taxes paid	¥ (42,627)	¥ (25,138)	¥ (14,207)	*$ (118,195)*

The accompanying notes are an integral part of these financial statements.

SEIKO EPSON CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presenting consolidated financial statements

(1) *Background*

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) *Basis of presenting consolidated financial statements*

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively, "Epson") are an English translation of the Japanese consolidated financial statements of Epson, which have been prepared in accordance with accounting principles and practices generally accepted in Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles and practices in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of significant accounting policies

(1) *Consolidation and investments in affiliates*

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess of cost over the underlying net equity of investments in subsidiaries and affiliates accounted for under the equity method is recognized as a "consolidation adjustment" included in the intangible assets account and is amortized on a straight-line basis over a period of five years.

(2) *Translation of foreign currency transactions and accounts*

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) *Cash and cash equivalents*

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) *Financial instruments*

On January 22, 1999, the Ministry of Finance of Japan (the "MOF", the relevant functions of which are currently performed by the Financial Services Agency) issued new accounting standards for financial instruments, which cover accounting treatments for investments in debt and equity securities, derivative financial instruments and allowance for doubtful accounts, effective for fiscal years beginning on or after April 1, 2000. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2000, as follows:

Investments in debt and equity securities:

Under the new accounting standards, investments in debt and equity securities are to be classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

The effect of adopting the new accounting standards for the year ended March 31, 2001 was a decrease of ¥929 million in income before income taxes and minority interest, as compared with the amount which would have been reported if the previous standard had been applied consistently.

In the financial statements for fiscal years prior to April 1, 2000, Epson's marketable securities were stated at the lower of original purchase cost or market value, where cost was determined based on the weighted average cost method, and investment securities other than marketable securities were stated at their original purchase cost. Other than temporary declines in the value of the investment securities were reflected in current income.

Derivative financial instruments:

In accordance with the new accounting standards, derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

As a result of adopting the new accounting standards, income before income taxes and minority interest for the year ended March 31, 2001 increased by ¥223 million, as compared with the amount which would have been reported if the previous standards had been applied consistently.

Allowance for doubtful accounts:

In accordance with the new accounting standards, the allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods. Prior to April 1, 2000, the allowance for doubtful accounts with respect to the Company and its Japanese subsidiaries was provided based on the aggregate amount of estimated credit losses for doubtful receivables and amount calculated based on the ratio stipulated under Japanese tax laws.

As a result of adopting the new accounting standards, reversal of allowance for doubtful accounts of ¥1,003 million was recognized in earnings, and income before income taxes and minority interest for the year ended March 31, 2001 increased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(5) *Inventories*

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) *Property, plant and equipment*

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) *Intangible assets*

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over their estimated useful lives, ranging from three to five years.

(8) *Accrued bonuses*

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

(9) *Accrued warranty costs*

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) *Income taxes*

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(11) *Pension and severance costs*

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan (the "welfare pension plan") covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covers the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

On June 16, 1998, the MOF issued new accounting standards for pension obligations effective for fiscal years beginning on or after April 1, 2000. The new accounting standards require actuarial calculation for pension obligations. Epson adopted these new accounting standards from the fiscal year commencing April 1, 2000.

In connection with adoption of the new accounting standards, transition obligations of ¥13,800 million as at April 1, 2000, representing an excess of projected benefit obligations over the sum of funded assets and accrued pension and severance costs, were charged to other expenses at the time of implementing the new accounting standards.

Unrecognized prior service costs and actuarial gains and losses are amortized based on the straight-line method over a period of five years.

In September 2000, Epson entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. These marketable securities were set aside for the trust at their fair value of ¥10,970 million, and a gain of ¥4,360 million thereon was recorded as gain on securities contributed to employee retirement benefit trust on the consolidated statements of income for the year ended March 31, 2001.

The effect of adopting the new accounting standards was to decrease income before income taxes and minority interest for the year ended March 31, 2001 by ¥11,615 million, after taking into account gains on securities contributed to employee retirement benefit trust of ¥4,360 million, as compared with the amount which would have been reported if the previous standard had been applied consistently.

Prior to April 1, 2000, the Company and some of its Japanese subsidiaries have accrued their pension and severance costs based on calculations performed by actuaries as prescribed by pension plan regulations using certain assumptions. Other Japanese subsidiaries accrued retirement liabilities estimated based on voluntary termination of employment of all eligible employees at balance sheet dates.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) *Revenue recognition*

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(13) *Research and development costs*

Research and development costs are expensed as incurred.

(14) *Leases*

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(15) *Net income per share*

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the relevant periods.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and statutory auditors", which is determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end and not reflected in the statement of income of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and statutory auditors" was charged to income in the current year.

(16) *Appropriations of retained earnings*

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥120.20 = U.S.$1, the rate of exchange prevailing at March 31, 2003, has been used.

4. Notes receivable and notes payable maturing at year-end

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2002 was a Saturday, notes receivable and notes payable maturing on that date could not be settled and are included in the ending balance of notes and accounts receivable, trade and notes and accounts payable, trade, as follows:

	Millions of yen
Notes receivable	¥ 318
Notes payable	5,708

5. Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31,*
	2002	2003	*2003*
Finished products	¥ 94,945	¥ 95,163	*$ 791,705*
Work in process	41,242	37,580	*312,646*
Materials and supplies	36,896	34,735	*288,977*
Total	¥173,083	¥167,478	*$1,393,328*

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2002 and 2003 were ¥10,997 million and ¥12,493 million (*$103,935 thousand*), respectively.

6. Investments in debt and equity securities

As described in Note 2 (4), Epson has adopted new accounting standards for investments in debt and equity securities from its fiscal year beginning on April 1, 2000. Epson's management determined at the beginning of such fiscal year that all such investments were either held-to-maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥1,286 million and ¥167 million (*$1,389 thousand*) as at March 31, 2002 and 2003, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥890 million and ¥109 million (*$907 thousand*) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2002 and 2003, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities at March 31, 2002 and 2003, were as follows:

	Millions of yen			
	March 31, 2002			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥6,393	¥2,247	¥(138)	¥8,502
Debt securities	53	5	—	58
Other	796	—	(93)	703
Total	¥7,242	¥2,252	¥(231)	¥9,263

	Millions of yen			
	March 31, 2003			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥4,337	¥564	¥(235)	¥4,666
Debt securities	52	5	(—)	57
Other	582	—	(42)	540
Total	¥4,971	¥569	(¥277)	¥5,263

	Thousands of U.S. dollars			
	March 31, 2003			
		Gross unrealized		
	Cost	*Gains*	*Losses*	*Market value (carrying value)*
Equity securities	*$36,081*	*$4,692*	*$(1,955)*	*$38,818*
Debt securities	*433*	*42*	*(—)*	*475*
Other	*4,842*	*—*	*(349)*	*4,493*
Total	*$41,356*	*$4,734*	*$(2,304)*	*$43,786*

The carrying amount of unlisted investment securities at March 31, 2002 and 2003 were ¥7,974 million and ¥19,515 million *($162,354 thousand)*, respectively.

For the years ended March 31, 2001, 2002 and 2003, devaluation of the values of other securities with an aggregate market value of ¥359 million, ¥2,237 million and ¥2,251 million *($18,727 thousand)*, respectively, were charged to current income. The devaluation is principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Intangible assets

A consolidation adjustment account, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2002 and 2003, included in intangible assets, were ¥2,542 million and ¥954 million *($7,937 thousand)*, respectively.

8. Derivative financial instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the Company's Forward Exchange Committee (composed of representatives of Epson management) and executed based on authorization of the general manager of Epson in charge of the treasury management in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in the Professional Service Unit and reported to the general manager in charge of the fund management.

The table below lists contract amounts, notional amounts and fair values of derivatives as at March 31, 2002 and 2003 by transactions and type of instrument, excluding derivatives eligible for hedge accounting based on the new accounting standards.

Instruments	Millions of yen — March 31, 2002 — Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar	¥ 7,193	¥ 7,241	¥ (48)
Euro	17,730	17,956	(226)
Sterling pound	4,726	4,744	(18)
Australian dollar	895	911	(16)
Thai baht	224	226	(2)
Purchased —			
U.S. dollar	13,662	13,864	202
Euro	63	63	0
Sterling pound	1,132	1,138	6
Total unrealized losses from forward exchange contracts			¥(102)

Instruments	Millions of yen — March 31, 2002 — Notional amounts	Fair values	Unrealized losses
Interest rate swaps:			
Pay-fixed, Receive-floating	¥1,376	¥(68)	¥(68)

Instruments	Millions of yen — March 31, 2003 — Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar	¥ 8,196	¥ 8,239	¥ (43)
Euro	20,086	20,740	(654)
Sterling pound	679	681	(2)
Australian dollar	553	555	(2)
Swiss Francs	1,541	1,552	(11)
Thai baht	150	149	1
Purchased —			
U.S. dollar	5,903	6,054	151
Euro	17	17	0
Japanese yen	214	213	(1)
Total unrealized losses from forward exchange contracts			¥(561)

Instruments	Thousands of U.S. dollars — March 31, 2003 — Notional amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar	*$ 68,186*	*$ 68,544*	*$ (358)*
Euro	*167,105*	*172,546*	*(5,441)*
Sterling pound	*5,649*	*5,665*	*(16)*
Australian dollar	*4,601*	*4,617*	*(16)*
Swiss Francs	*12,820*	*12,912*	*(92)*
Thai baht	*1,248*	*1,240*	*8*
Purchased —			
U.S. dollar	*49,110*	*50,366*	*1,256*
Euro	*141*	*141*	*0*
Japanese yen	*1,780*	*1,772*	*(8)*
Total unrealized losses from forward exchange contracts			*$(4,667)*

There were no interest rate swap transactions outstanding at March 31, 2003.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

9. Short-term bank loans and long-term debt

Short-term bank loans and long-term debt from banks at March 31, 2002 and 2003 consisted of the following:

	Millions of yen — March 31 — 2002	2003 — Amount	2003 — Weighted average interest rate	2003 — Last due on	Thousands of U.S. dollars — March 31, 2003
Short-term bank loans	¥203,397	¥142,198	0.82%	November 28, 2003	$1,183,012
Current portion of long-term debt	81,946	70,258	1.01	March 31, 2004	584,509
Long-term debt	317,524	396,934	1.02	October 31, 2008	3,302,280
Total	¥602,867	¥609,390			$5,069,801

Average interest rates are calculated using weighted-average interest rates as at March 31, 2003.

The maturities of long-term debt outstanding as at March 31, 2003 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 70,258	$ 584,509
2005	60,423	502,688
2006	112,786	938,320
2007	106,225	883,735
2008	87,500	727,953
Thereafter	30,000	249,584
Total	¥467,192	$3,886,789

Assets pledged as collateral for secured loans and debt at March 31, 2002 and 2003 were as follows:

Pledged assets	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Land	¥ 727	¥ 727	$ 6,048
Buildings and structures	1,642	1,602	13,328
Machinery and equipment	575	483	4,018
Furniture and fixtures	24	26	217
Investment securities	6	—	—
Total	¥2,974	¥2,838	$23,611

Secured loans and debt	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Short-term loan	¥ 27	¥ —	$ —
Current portion of long-term debt	226	194	1,614
Long-term debt	224	30	250
Total	¥477	¥224	$1,864

In the year ended March 31, 2003, Epson entered into line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million *($332,779 thousand)*. As at March 31, 2003, there were unused credit lines of ¥40,000 million *($332,779 thousand)* outstanding and available.

10. Pension and severance costs

The funded status of retirement benefit obligations at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Projected benefit obligations	¥244,400	¥187,269	$1,557,978
Plan assets at fair value	175,495	144,262	1,200,183
Unfunded status	68,905	43,007	357,795
Unrecognized items:			
Prior service cost reduction from plan amendment	5,898	693	5,766
Actuarial losses	(51,520)	(38,898)	(323,611)
Accrued pension and severance costs — net	23,283	4,802	39,950
Prepaid pension cost	635	4,440	36,938
Accrued pension and severance costs	¥ 23,918	¥ 9,242	$ 76,888

In addition to the above-mentioned accrued pension and severance costs, an accrued severance cost of ¥915 million, which related to specific reorganization program and is payable in the following year, was recorded in other current liabilities at March 31, 2002.

The composition of net pension and severance costs for the years ended March 31, 2001, 2002 and 2003 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2001	2002	2003	2003
Service cost	¥ 9,818	¥ 9,201	¥ 10,627	*$ 88,411*
Interest cost	6,840	7,175	6,960	*57,903*
Expected return on plan assets	(5,368)	(5,531)	(5,830)	*(48,502)*
Amortization and expenses:				
Transition obligations	13,800	—	—	—
Prior service costs	(243)	(1,622)	(1,338)	*(11,131)*
Actuarial losses	—	2,951	10,309	*85,765*
Net pension and severance costs	24,847	12,174	20,728	*172,446*
Gain on transfer to government of the substitutional portion of pension liabilities	—	—	(17,577)	*(146,231)*
	¥24,847	¥12,174	¥ 3,151	*$ 26,215*

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Year ended March 31		
	2001	2002	2003
Discount rate	3.5%	3.0%	3.0%
Long-term rate of return on plan assets	3.5	3.5	3.5

In addition to the above-mentioned net pension and severance costs, additional severance costs of ¥1,701 million and ¥181 million *($1,506 thousand)*, which related to specific reorganization programs, were recorded in reorganization costs for years ended March 31, 2002 and 2003, respectively.

The Company has made amendments to the welfare pension plan by raising the commencement age to receive benefits and reduced the related interest rate under the pension plan in the fiscal years ended March 31, 2001 and 2002. These amendments have resulted in a negative amount of unrecognized prior service cost, which in turn reduced the accrued pension and severance costs for the years ended March 31, 2002 and 2003.

On June 15, 2001, the Defined Benefit Pension Plan Law was enacted, which allows a company to return the substitutional portion of the pension to the government, thereby eliminating the company's responsibility for future benefits. In order to return the substitutional portion, a company must obtain approval from the Ministry of Health, Labor and Welfare for the exemption from the payment of future benefits. After obtaining an approval, the company must make another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past service). After the government ordinance related to this transaction is released and becomes effective, the Japanese government will perform administrative processes and grant the company the final approval of return. Upon obtaining that approval, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets will be transferred to the government.

On January 17, 2003, the Company and two consolidated subsidiaries obtained approval from the Ministry of Health, Labor and Welfare for exemption from the payment of future benefit obligations with respect to the substitutional portion that the Company and two consolidated subsidiaries operate on behalf of the Japanese government. The Company and two consolidated subsidiaries applied accounting for return of the substitutional portion at the date of approval, which is allowed as an alternative accounting method in accordance with "Practical Guidance for Accounting for Pensions" issued by the Japanese Institute of Certified Public Accountants. A gain on exemption from the payment of benefit obligations totaling ¥17,577 million *($146,231*

thousand) was recorded in income for the year ended March 31, 2003. The fair value of fund assets to be returned to the government was measured at approximately ¥39,677 million *($330,092 thousand)* as at March 31, 2003.

11. Shareholders' equity

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Due to a change of the Commercial Code of Japan effective October 2001, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. The Company does not currently make such transfers. Any transferred portions will be available for dividend distribution.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

For each of the years ended March 31, 2001, 2002 and 2003, the Company paid a year-end cash dividend of ¥9 *($0.07)* per share and interim cash dividend of ¥9 *($0.07)* per share to the shareholders of record as at the respective period-ends.

The proposed appropriation of retained earnings of Epson for the year ended March 31, 2003 subject to approval at the general shareholders' meeting, which will be held on June 27, 2003, is as follows:

	Millions of yen	*Thousands of U.S. dollars*
Cash dividends at ¥9 per share	¥1,367	*$11,373*
Bonuses to directors and statutory auditors	196	*1,630*
	¥1,563	*$13,003*

On September 6, 2000, the board of directors approved a two-for-one stock split of the Company's common stock, which was effected on January 1, 2001 for the shareholders of record at October 31, 2000. The number of shares issued was 75,932,296. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Commercial Code of Japan.

There were 81 shares of treasury stock as at March 31, 2003.

12. Net income per share

Calculation of net income per share in accordance with the new accounting standards for the year ended March 31, 2003 is as follows:

	Millions of yen	*Thousands of U.S. dollars*
Net income	¥12,510	*$104,077*
Less: Bonuses to directors and statutory auditors	(196)	*(1,630)*
	¥12,314	*$102,447*
Weighted average number of shares outstanding	151,864,511	
	Yen	***U.S. dollars***
Net income per share	¥81.08	*$0.67*

Had the new accounting standard been applied retroactively, net income per share on a pro-forma basis would have been ¥242.43 (unaudited) for the year ended March 31, 2001 and a net loss per share of ¥122.02 for the year ended March 31, 2002.

In addition, concerning the two-for-one stock split effective on January 1, 2001, net income per share of common stock for the year ended March 31, 2001 was calculated assuming the two-for-one stock split occurred as of the beginning of the year.

13. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 41.7% for each of the years ended March 31, 2001, 2002 and 2003.

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31,*
	2002	2003	*2003*
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥ 12,964	¥ 19,759	*$ 164,384*
Net operating tax loss carry-forwards	10,716	16,513	*137,379*
Inter-company profits on inventories and write downs	15,084	9,604	*79,900*
Accrued warranty costs	12,489	4,422	*36,789*
Accrued bonuses	1,957	4,153	*34,551*
Accrued pension and severance costs	11,675	3,901	*32,454*
Allowance for doubtful accounts	1,542	1,837	*15,283*
Devaluation of investment securities	2,831	1,711	*14,235*
Others	11,417	12,212	*101,597*
Gross deferred tax assets	80,675	74,112	*616,572*
Less: valuation allowance	(16,410)	(15,754)	*(131,065)*
Total deferred tax assets	64,265	58,358	*485,507*
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries	(10,519)	(12,249)	*(101,905)*
Reserve for special depreciation for tax purpose	(3,081)	(2,626)	*(21,847)*
Net unrealized gains on other securities	(890)	(108)	*(898)*
Others	(876)	(180)	*(1,498)*
Gross deferred tax liabilities	(15,366)	(15,163)	*(126,148)*
Net deferred tax assets	¥ 48,899	¥ 43,195	*$ 359,359*

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards of certain subsidiaries as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2003 was a decrease of ¥656 million *($5,458 thousand)*.

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries.

Deferred tax assets and liabilities at March 31, 2003 in Japan were calculated based on the consolidated tax return system which will be adopted by Epson in the year ending March 31, 2004.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2001	2002	2003
Statutory income tax rate	41.7%	41.7%	41.7%
Reconciliation:			
Unrecognized tax benefit for inter-company profit elimination	—	—	8.1
Changes in valuation allowance	1.1	(24.3)	5.1
Change in Japanese income tax rate	—	—	(2.4)
Entertainment expenses, etc. permanently non-tax deductible	0.6	(3.6)	2.1
Personal holding company tax	6.9	(0.7)	—
Tax credits	(2.8)	(21.9)	—
Tax for the prior period	—	12.7	—
Others	3.3	(2.1)	4.4
Income tax rate per statements of income	50.8%	1.8%	59.0%

The statutory income tax rate used in calculation of deferred tax assets and liabilities has been changed due to a change in Japanese tax laws. At March 31, 2001 and 2002, 41.7% was used in the calculation. At March 31, 2003, deferred tax assets and liabilities expected to be realized in the following year were calculated using a 41.7% tax rate, while those expected to be realized after April 1, 2004 were calculated using a 40.4% tax rate. The effect of this change in accounting estimates for the year ended March 31, 2003 was an increase in net deferred tax assets of ¥778 million *($6,473 thousand)* and a decrease of income tax expense of ¥774 million *($6,439 thousand).*

Current income taxes for the year ended March 31, 2002 of ¥6,618 million consisted of current income taxes of ¥7,754 million and prior year income taxes adjustment of ¥1,166 million, offset by income tax refunds related to advanced pricing agreements of ¥2,302 million.

14. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥76,019 million, ¥79,742 million and ¥85,761 million *($713,486 thousand)* for the years ended March 31, 2001, 2002 and 2003, respectively.

15. Reorganization costs

The reorganization costs for the year ended March 31, 2003 mainly represented write-off of acquired technologies, as well as reorganization cost for certain domestic manufacturing plants in the semiconductor business.

The reorganization costs for the year ended March 31, 2002 mainly represented loss on disposal of assets during the reorganization of certain overseas manufacturing plants.

16. Cash flow information

Cash and cash equivalents at March 31, 2002 and 2003 were composed of the following:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31,*
	2002	2003	*2003*
Cash and deposits	¥131,122	¥194,334	*$1,616,755*
Investments with maturities of three months or less	1,490	—	—
Sub-total	132,612	194,334	*1,616,755*
Less:			
Short-term bank loans (overdrafts)	(514)	(1,548)	*(12,878)*
Time deposits due over three months	(788)	(498)	*(4,143)*
Investments held for more than three months	(1)	—	—
Cash and cash equivalents	¥131,309	¥192,288	*$1,599,734*

In March 2001, the Company acquired additional shares of two affiliates, Orient Watch Co., Ltd., which has three consolidated subsidiaries, and E&G Hong Kong Ltd., which has one consolidated subsidiary, for an aggregate amount of ¥1,677 million. As a result, the Company became the majority shareholder of these companies. Upon consolidation, net cash proceeds of ¥3,969 million represented cash and cash equivalents of ¥5,646 million held by these companies at the date of acquisition, offset by the cash consideration of ¥1,677 million for the acquisition. This was disclosed as "Proceeds from acquisition of additional shares of affiliates, net of payment" in the consolidated statements of cash flows for the year ended March 31, 2001.

During the year ended March 31, 2002, the Company acquired additional shares of two affiliates, Tianjin Epson Co., Ltd. and Seiko Contactlens Inc. As a result, the Company became the majority shareholder of these companies. Upon consolidation, net cash proceeds of ¥444 million represented cash and cash equivalents of ¥444 million held by these companies at the date of acquisition, no cash consideration was paid for the acquisition. The allocation of cash consideration for the acquisitions in the years ended March 31, 2001 and 2002 were as follows:

	Millions of yen	
	Year ended March 31	
	2001	2002
Current assets	¥ 17,212	¥ 4,677
Fixed assets and other assets	4,499	1,146
Current liabilities	(19,224)	(3,048)
Long-term liabilities	(3,692)	(2,450)
Consolidation adjustments	3,312	18
Minority interest	(758)	(1,024)
Epson's interest at acquisition	328	681
Consideration for acquisition	¥ 1,677	¥ 0

17. Leases

As described in Note 2 (14), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2001, 2002 and 2003 amounted to ¥16,306 million, ¥13,668 million and ¥9,039 million *($75,200 thousand)*, respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2002 and 2003 would have been as follows:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
	2002	2003	
Acquisition cost:			
Machinery and equipment	¥ 40,642	¥ 13,728	*$ 114,210*
Furniture and fixtures	8,202	7,082	*58,918*
Intangible assets	2,429	1,919	*15,965*
	51,273	22,729	*189,093*
Less: accumulated depreciation	(39,074)	(17,586)	*(146,306)*
Net book value	¥ 12,199	¥ 5,143	*$ 42,787*

Depreciation expenses for these leased assets for the years ended March 31, 2001, 2002 and 2003 would have been ¥14,964 million, ¥12,711 million and ¥8,422 million *($70,067 thousand)*, respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the years ended March 31, 2001, 2002 and 2003 would have been ¥913 million, ¥497 million and ¥214 million *($1,780 thousand)*, respectively.

Future lease payments for capital leases at March 31, 2002 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
Future lease payments	2002	2003	
Due within one year	¥ 8,594	¥ 2,812	*$ 23,394*
Due after one year	4,029	2,469	*20,541*
Total	¥12,623	¥ 5,281	*$ 43,935*

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2002 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
Future lease payments	2002	2003	
Due within one year	¥ 3,176	¥ 2,983	*$ 24,817*
Due after one year	8,491	10,071	*83,785*
Total	¥11,667	¥13,054	*$108,602*

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2002 and 2003 were as follows:

Future lease receipts	Millions of yen		*Thousands of U.S. dollars*
	March 31		*March 31, 2003*
	2002	2003	
Due within one year	¥ 318	¥ 338	*$ 2,812*
Due after one year	2,875	2,589	*21,539*
Total	¥3,193	¥2,927	*$24,351*

18. Commitments and contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2002 and 2003 were ¥5,299 million and ¥4,534 million *($37,720 thousand)*, respectively. In addition, contingent liabilities for guarantee of bank loans to Xeus Inc., an affiliate of the Company, at March 31, 2002 was ¥348 million. Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at March 31, 2002 and 2003 were ¥208 million and ¥160 million *($1,331 thousand)*, respectively.

19. Related party transactions

Mr. Koichi Murano, a Statutory Auditor of the Company until June 26, 2001, is also a representative director of Seiko Corporation. Until June 26, 2001, Seiko Corporation was regarded as a related party of the Company. The Company sells its products, mainly watches, and pays certain expenses to Seiko Corporation under terms and conditions stipulated in sales agreements. The Company and Seiko Corporation have also entered into other various types of agreements. All the transactions and balances stated in the table below are up to June 30, 2001.

Mr. Yasuo Hattori, a Vice Chairman, Director of the Company, is a representative director of Aoyama Kigyo K.K. ("Aoyama"). Aoyama owns 13.4% of the outstanding shares of the Company. Mr. Yasuo Hattori, Mr. Noboru Hattori, a Director and Advisor of the Company, and their relatives own 26.7%, 15.0% and 41.8% of the outstanding shares of Aoyama, respectively. The Company has entered into lease agreements and certain other agreements with Aoyama effective from March 1, 2003.

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz"), in which two directors of the Company, and their relatives, owned a majority equity interest at March 31, 2001, 2002 and 2003. The Company has also purchased land and buildings from Sunritz.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2001, 2002 and 2003, and related balances at March 31, 2002 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			*Year ended March 31,*
	2001	2002	2003	*2003*
Transactions:				
With Seiko Corporation for the year ended March 31, 2001, and the three-month period ended June 30, 2001 —				
Sales of products, mainly watches	¥12,610	¥3,857	¥ —	*$ —*
Purchase of materials and equipment	1,961	—	—	—
Payments of expenses	295	55	—	—
With Aoyama for the year ended March 31, 2003 —				
Rental expense for building	—	—	1	*8*
With Sunritz —				
Rental expenses for real estates	828	127	124	*1,032*
Purchase of land and buildings	2,471	17	—	—
Others	29	—	—	—
With other related companies:				
Purchase of materials	113	37	34	*283*
Other incomes	33	17	11	*92*
Other expenses	—	15	9	*75*

	Millions of yen		Thousands of U.S. dollars
	March 31		*March 31,*
	2002	2003	*2003*
Balances:			
With Seiko Corporation at June 30, 2001 —			
Receivables	¥4,995	¥ —	*$ —*
Payables	15	—	—
Other	61	—	—
With Aoyama at March 31, 2003 —			
Other current assets	—	1	*8*
Other investments	—	38	*316*
With Sunritz —			
Other investments	2	2	*17*
With other related companies:			
Other current assets	1	4	*33*
Payables	—	33	*275*

20. Segment information

(1) *Business segment information*

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products. Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, multi-function printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including semiconductor products, small and medium-sized LCD modules, TFT LCD modules for LCD projectors, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen					
	Year ended March 31, 2001					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥866,938	¥382,242	¥79,084	¥ 12,639	¥ (—)	¥1,340,903
Inter-segment	9,046	30,382	2,306	30,260	(71,994)	—
Total	875,984	412,624	81,390	42,899	(71,994)	1,340,903
Operating expenses	839,182	341,906	81,224	49,593	(75,147)	1,236,758
Operating income (loss)	¥ 36,802	¥ 70,718	¥ 166	¥ (6,694)	¥ 3,153	¥ 104,145
Identifiable assets	¥474,046	¥429,628	¥65,164	¥154,888	¥149,189	¥1,272,915
Depreciation and amortization	37,075	44,695	3,894	9,496	16	95,176
Capital expenditures	46,189	127,310	4,250	61,665	—	239,414

	Millions of yen					
	Year ended March 31, 2002					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥899,043	¥292,616	¥76,365	¥ 6,085	¥ 0	¥1,274,109
Inter-segment	3,205	19,466	1,823	19,743	(44,237)	0
Total	902,248	312,082	78,188	25,828	(44,237)	1,274,109
Operating expenses	843,445	334,470	82,295	36,375	(48,672)	1,247,913
Operating income (loss)	¥ 58,803	¥(22,388)	¥(4,107)	¥(10,547)	¥ 4,435	¥ 26,196
Identifiable assets	¥425,668	¥469,236	¥60,283	¥136,552	¥149,422	¥1,241,161
Depreciation and amortization	40,672	70,459	4,182	12,942	896	129,151
Capital expenditures	32,683	136,348	3,990	24,512	0	197,533

	Millions of yen					
	Year ended March 31, 2003					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥911,459	¥328,460	¥77,155	¥ 5,379	¥ (—)	¥1,322,453
Inter-segment	4,398	25,828	2,590	20,931	(53,747)	—
Total	915,857	354,288	79,745	26,310	(53,747)	1,322,453
Operating expenses	835,431	382,288	79,100	30,042	(53,768)	1,273,093
Operating income (loss)	¥ 80,426	¥(28,000)	¥ 645	¥ (3,732)	¥ 21	¥ 49,360
Identifiable assets	¥384,968	¥402,248	¥50,706	¥143,225	¥214,933	¥1,196,080
Depreciation and amortization	34,042	75,111	4,037	12,619	—	125,809
Capital expenditures	27,656	35,720	3,393	22,342	—	89,111

	Thousands of U.S. dollars					
	Year ended March 31, 2003					
	Business segment					
	Information-related equipment	*Electronic devices*	*Precision products*	*Other*	*Eliminations and corporate*	*Consolidated*
Net sales:						
Customers	*$7,582,854*	*$2,732,612*	*$641,889*	*$ 44,750*	*$ (—)*	*$11,002,105*
Inter-segment	*36,589*	*214,875*	*21,547*	*174,135*	*(447,146)*	*—*
Total	*7,619,443*	*2,947,487*	*663,436*	*218,885*	*(447,146)*	*11,002,105*
Operating expenses	*6,950,342*	*3,180,432*	*658,070*	*249,933*	*(447,321)*	*10,591,456*
Operating income (loss)	*$ 669,101*	*$ (232,945)*	*$ 5,366*	*$ (31,048)*	*$ 175*	*$ 410,649*
Identifiable assets	*$3,202,729*	*$3,346,489*	*$421,847*	*$1,191,556*	*$1,788,128*	*$ 9,950,749*
Depreciation and amortization	*283,211*	*624,884*	*33,586*	*104,983*	*—*	*1,046,664*
Capital expenditures	*230,083*	*297,171*	*28,236*	*185,874*	*—*	*741,364*

The amounts of corporate assets included in "Eliminations and corporate" were ¥164,704 million, ¥158,417 million and ¥227,464 million *($1,892,379 thousand)* at March 31, 2001, 2002 and 2003, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

As described in Note 2 (11), Epson has adopted new accounting standards for pension and severance costs effective from April 1, 2000. As a result of adopting the new accounting standards, operating income decreased by ¥1,712 million in Information-related equipment, ¥1,558 million in Electronic devices, ¥659 million in Precision products and ¥20 million in Other for the year ended March 31, 2001, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(2) *Geographic segment information*

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen					
	Year ended March 31, 2001					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 704,771	¥246,011	¥228,230	¥161,891	¥ (—)	¥1,340,903
Inter-segment	468,366	42,278	2,812	403,703	(917,159)	—
Total	1,173,137	288,289	231,042	565,594	(917,159)	1,340,903
Operating expenses	1,096,668	280,014	222,119	555,412	(917,455)	1,236,758
Operating income	¥ 76,469	¥ 8,275	¥ 8,923	¥ 10,182	¥ 296	¥ 104,145
Identifiable assets	¥ 906,262	¥111,936	¥ 81,298	¥237,572	¥ (64,153)	¥1,272,915

	Millions of yen					
	Year ended March 31, 2002					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 622,670	¥245,098	¥241,202	¥165,139	¥ 0	¥1,274,109
Inter-segment	440,794	36,241	4,888	416,944	(898,867)	0
Total	1,063,464	281,339	246,090	582,083	(898,867)	1,274,109
Operating expenses	1,064,574	274,994	241,737	571,719	(905,111)	1,247,913
Operating income (loss)	¥ (1,110)	¥ 6,345	¥ 4,353	¥ 10,364	¥ 6,244	¥ 26,196
Identifiable assets	¥ 855,893	¥104,599	¥ 79,918	¥217,978	¥ (17,227)	¥1,241,161

	Millions of yen					
	Year ended March 31, 2003					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 637,544	¥230,263	¥258,278	¥196,368	¥ (—)	¥1,322,453
Inter-segment	478,441	39,315	5,573	439,632	(962,961)	—
Total	1,115,985	269,578	263,851	636,000	(962,961)	1,322,453
Operating expenses	1,097,056	262,468	260,665	620,376	(967,472)	1,273,093
Operating income	¥ 18,929	¥ 7,110	¥ 3,186	¥ 15,624	¥ 4,511	¥ 49,360
Identifiable assets	¥ 785,754	¥ 83,814	¥ 73,667	¥204,989	¥ 47,856	¥1,196,080

	Thousands of U.S. dollars					
	Year ended March 31, 2003					
	Geographic region				*Eliminations and corporate*	*Consolidated*
	Japan	*The Americas*	*Europe*	*Asia/Oceania*		
Net sales:						
Customers	*$5,304,027*	*$1,915,666*	*$2,148,735*	*$1,633,677*	*$ (—)*	*$11,002,105*
Inter-segment	*3,980,374*	*327,080*	*46,364*	*3,657,504*	*(8,011,322)*	*—*
Total	*9,284,401*	*2,242,746*	*2,195,099*	*5,291,181*	*(8,011,322)*	*11,002,105*
Operating expenses	*9,126,922*	*2,183,594*	*2,168,593*	*5,161,198*	*(8,048,851)*	*10,591,456*
Operating income	*$ 157,479*	*$ 59,152*	*$ 26,506*	*$ 129,983*	*$ 37,529*	*$ 410,649*
Identifiable assets	*$6,537,055*	*$ 697,288*	*$ 612,870*	*$1,705,399*	*$ 398,136*	*$ 9,950,748*

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer.

Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela and Mexico.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia and Korea.

The amounts of corporate assets included in "Eliminations and corporate" were ¥164,704 million, ¥158,417 million and ¥227,464 million *($1,892,379 thousand)* at March 31, 2001, 2002 and 2003, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

As described in Note 2 (11), Epson has adopted new accounting standard for pension obligations effective from April 1, 2000. As a result of adopting the new accounting standards, operating income in Japan decreased by ¥3,949 million for the year ended March 31, 2001, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(3) *Sales to overseas customers*

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen						***Thousands of U.S. dollars***
	Year ended March 31						***Year ended March 31, 2003***
	2001		**2002**		**2003**		
Overseas sales:							
The Americas	¥ 270,885	20.2%	¥ 266,105	20.9%	¥ 239,936	18.1%	*$ 1,996,140*
Europe	262,370	19.6	279,992	22.0	318,575	24.1	*2,650,374*
Asia/Oceania	216,606	16.1	219,055	17.2	274,307	20.8	*2,282,088*
Total	¥ 749,861	55.9%	¥ 765,152	60.1%	¥ 832,818	63.0%	*$ 6,928,602*
Consolidated net sales	¥1,340,903	100.0%	¥1,274,109	100.0%	¥1,322,453	100.0%	*$11,002,105*

PRINCIPAL EXECUTIVE OFFICE

Seiko Epson Corporation
3-5, Owa 3-chome
Suwa City, Nagano 392-8502
Japan

TRANSFER AGENT

Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome
Chuo-ku, Tokyo 103-0028
Japan

LEGAL ADVISORS TO EPSON

as to Japanese law

Mori Hamada & Matsumoto
JFE Building
1-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

as to U.S. law

Simpson Thacher & Bartlett
Ark Mori Building, 30th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6030
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Ito & Mitomi
AIG Building, 11th Floor
1-3, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

as to U.S. law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

INDEPENDENT PUBLIC ACCOUNTANTS

ChuoAoyama Audit Corporation
Kasumigaseki Building, 32nd Floor
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-6088
Japan

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